       As filed with the Securities and Exchange Commission on July 25, 1997
                                                 Registration Statement No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            REPUBLIC BANCSHARES, INC.
             (Exact name of registrant as specified in its charter)

               FLORIDA                                      59-3347653
   (State or other jurisdiction of                       (I.R.S. Employer
   incorporation or organization)                     Identification Number)

                             111 SECOND AVENUE N.E.
                          ST. PETERSBURG, FLORIDA 33701
                                 (813) 823-7300

                   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           CHRISTOPHER M. HUNTER, ESQ.
                    CORPORATE COUNSEL AND CORPORATE SECRETARY
                            REPUBLIC BANCSHARES, INC.
                             111 SECOND AVENUE N.E.
                          ST. PETERSBURG, FLORIDA 33701
                                 (813) 823-7300

           (Name, address, including zip code, and telephone number, including area code, of registrant's agent for service)

                          Copies of communications to:

   CHESTER E. BACHELLER, ESQ.                           JOHN BUCHMAN, ESQ.
     HOLLAND & KNIGHT LLP                              HOLLAND & KNIGHT LLP
     400 NORTH ASHLEY DRIVE                        2100 PENNSYLVANIA AVENUE N.W.
          SUITE 2300                                WASHINGTON, D.C. 20037-3202
       TAMPA, FLORIDA 33602                              (202) 955-3000
        (813) 227-8500

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

      If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statements for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

==================================================================================================================================
                                                                    MAXIMUM                MAXIMUM
        TITLE OF EACH CLASS OF               AMOUNT TO BE        OFFERING PRICE       AGGREGATE OFFERING          AMOUNT OF
      SECURITIES TO BE REGISTERED             REGISTERED          PER UNIT (1)            PRICE (1)            REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------------
6% Convertible Subordinated Debentures due
December 1, 2011............................  $6,000,000             100.0%               $6,000,000                $1,819
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $2.00 per
share, issuable upon conversion of
6% Convertible Subordinated
Debentures..................................     336,000(2)            ---                   ---                     None
===================================================================================================================================

(1) Plus such additional indeterminate number of shares of Common Stock as may become issuable upon conversion of the Debenture as a result of adjustments to the conversion price.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY SUCH STATE.



                   SUBJECT TO COMPLETION, DATED JULY 25, 1997

PROSPECTUS
[LOGO]

                                   $6,000,000
                            REPUBLIC BANCSHARES, INC.
           6% CONVERTIBLE SUBORDINATED DEBENTURES DUE DECEMBER 1, 2011

         This prospectus relates to (i) $6,000,000 aggregate principal amount of 6% Convertible Subordinated Debentures due December 1, 2011 (the "Debentures") of Republic Bancshares, Inc. (the "Company"), and (ii) 336,000 shares of common stock, par value $2.00 per share (the "Common Stock"), of the Company which are initially issuable upon conversion of the Debentures, plus such additional indeterminate number of shares of Common Stock as may become issuable upon conversion of the Debentures as a result of adjustments to the conversion price (the "Shares"). The Debentures and the Shares (collectively, the "Selling Securityholder Securities") that are being registered hereby are to be offered solely for the account of the holders thereof (the "Selling Securityholders"). The Debentures were issued by the Company in December 1996 in connection with a private placement offering. See "Description of the Debentures."

         The Debentures are convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of Common Stock at a conversion rate of 56 shares per each $1,000 principal amount of Debentures (equivalent to a conversion price of approximately $17.85714 per share), subject to adjustment in certain circumstances (the "Conversion Price"). On July 23, 1997, the last reported bid price of the Common Stock, which is traded under the symbol "REPB" on The Nasdaq Stock Market's ("Nasdaq") National Market, was $17.25 per share.

         Interest on the Debentures is payable semiannually in arrears on June 1 and December 1 of each year, commencing June 1, 1997. The Debentures are redeemable in whole or in part at the Company's option at any time on or after December 1, 2001, at the redemption prices set forth herein, plus accrued interest to the date of redemption. See "Description of the Debentures - Optional Redemption." The Debentures are not entitled to any sinking fund. The Debentures will mature on December 1, 2011.

         The Debentures are unsecured, general obligations subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company and effectively subordinated in right of payment to all indebtedness and other liabilities of the Company's subsidiaries. The Company does not currently have any Senior Indebtedness outstanding. The Indenture will not restrict the Company or its subsidiaries from incurring additional Senior Indebtedness or other indebtedness. See "Description of the Debentures Subordination."

          SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

    THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A
        BANK AND ARE NOT INSURED BY THE BANK INSURANCE FUND, THE SAVINGS
           ASSOCIATION INSURANCE FUND OR THE FEDERAL DEPOSIT INSURANCE
             CORPORATION OR ANY OTHER INSURER OR GOVERNMENT AGENCY.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                 THE DATE OF THIS PROSPECTUS IS JULY ___, 1997.

                                     SUMMARY

      The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus.

                            THE COMPANY AND THE BANK

      Republic Bancshares, Inc. (the "Company") is a registered bank holding company formed in February 1996 for the primary purpose of becoming the holding company parent of Republic Bank (the "Bank"), a Florida-chartered commercial bank organized on December 13, 1973. The Bank provides a broad range of traditional banking services with a particular emphasis on residential and commercial real estate lending. Currently, the Bank's branch network consists of 35 branches in Pasco, Pinellas, Orange, Manatee, Hernando and Sarasota Counties. At March 31, 1997, the Company's consolidated assets totaled $912.1 million, loans totaled $748.5 million, deposits totaled $829.1 million and stockholders' equity was $55.6 million. The Company is regulated by the Federal Reserve, and the Bank is regulated by the Florida Department of Banking and Finance ("Department") and the Federal Deposit Insurance Corporation ("FDIC"). The Bank's deposits are insured by the FDIC, and the Bank is a member of the Federal Home Loan Bank of Atlanta ("FHLB").

      On May 28, 1993, William R. Hough and John W. Sapanski (together, the "Controlling Stockholders") acquired from the prior controlling stockholder over 99% of the outstanding common stock of the Bank (the "Change in Control"). Currently, Messrs. Hough and Sapanski (and their respective affiliates and immediate family members) own shares of the Company's capital stock representing approximately 50.6% and 9.0%, respectively, of the total voting rights of the Company. Mr. Hough is a member of the Company's Board of Directors and Mr. Sapanski serves as the Company's Chairman of the Board, Chief Executive Officer and President.

      After the Change in Control, the Bank began to implement a program of expanding its branches and lines of business. On December 17, 1993, the Bank acquired 12 branches from CrossLand Savings FSB, a federal stock savings bank ("CrossLand"), assumed deposits of $327.7 million at the acquired branches and purchased from CrossLand loans secured by real estate and other real estate ("ORE") amounting to $201.6 million (the "CrossLand Purchase and Assumption"). The CrossLand Purchase and Assumption more than doubled the Bank's size, increasing total assets to $531.3 million and total deposits to $494.3 million at December 31, 1993. Additionally, the new branches expanded the Bank's market area to include Manatee and Sarasota counties and more than doubled the branch network to a total of 19 branches.

      During the latter part of 1994 and throughout 1995, the Bank continued to pursue a strategy of increasing its retail banking presence on the west coast of Florida. The Bank opened thirteen de novo branches, increasing market presence in existing counties and providing entry into Pasco County.

      During 1996, the Company focused on increasing its residential lending capabilities. Through internal growth and the addition of the Bank's new mortgage banking division, the Company added six loan production offices in Florida and one loan production office in Boston, Massachusetts. These offices expanded the Company's product line to include government-insured first mortgage loans, "Title I" home improvement loans and high loan-to-value debt consolidation loans. In the fourth quarter of 1996, the Bank also added a wholesale lending operation that purchases loans from third-party originators for resale. The Company sells substantially all the loan production from its mortgage banking division as whole loans or loans posted as securities. See "Risk Factors--Change in Loan Sales Strategy."

      In 1997, the Company again pursued external expansion. In January, the Company expanded into Hernando County by opening a de novo branch. In April, the Company acquired Firstate Financial, F.A. ("Firstate"), a thrift institution headquartered in Orlando, Florida, for a cash purchase price of $5.5 million (the "Firstate Acquisition"). At March 31, 1997, Firstate had total assets of $72.0 million, total deposits of $68.1 million and operated a branch in each of Orange and Seminole Counties. The Firstate acquisition increased the Company's presence in central Florida, where the Company previously operated a loan production facility but had no branches. See "Pro Forma Financial Data."

      Also in April 1997, the Company and F.F.O. Financial Group, Inc. ("FFO"), St. Cloud, Florida, the holding company parent of First Federal Savings and Loan Association of Osceola County, entered into an Agreement and Plan of Merger (the "FFO Agreement") pursuant to which FFO will be merged into the Company in a stock transaction (the "FFO Merger"). FFO has 11 branches in Osceola, Orange and Brevard counties and, at March 31, 1997, had total assets of $320.0 million, total loans of $226.1 million and total deposits of $285.7 million. If consummated, the FFO Merger would increase the total assets of the Company to approximately $1.3 billion, expand its network of branches from 35 to 46, and increase the number of counties served by the Company's branches from seven to nine. See "Pro Forma Financial Data." William R. Hough, one of the Company's Controlling Stockholders, also owns a majority interest in FFO. Consummation of the FFO Merger is subject to shareholder approval. Either party has the right to terminate the FFO Agreement if the merger does not occur by November 1, 1997.

      In May 1997, the Company and RBI Capital Trust I, a statutory business trust created under the laws of the State of Delaware ("RBI Capital"), filed a registration statement on Form S-2 (Registration Nos. 333-28213 and 333-28213-01 with the Securities and Exchange Commission (the "Commission") relating to the offering by RBI Capital (the "Preferred Offering") of 2,500,000 shares of Cumulative Trust Preferred Securities (the "Preferred Securities"). The proceeds from the Preferred Offering will be used to purchase an equivalent amount of Junior Subordinated Debentures of the Company (the "Junior Subordinated Debentures"). The net proceeds from the sale of the Junior Subordinated Debentures will be contributed by the Company to the capital of the Bank. The Preferred Offering is expected to be completed before the end of the Company's third quarter.

      The principal executive offices of the Company are located at 111 Second Avenue N.E., Suite 300, St. Petersburg, Florida, 33701, and its telephone number is (813) 823-7300.

                                BUSINESS STRATEGY

      The Company's business strategy entails (i) originating and purchasing real estate secured loans for portfolio and sale and originating business and consumer loans for portfolio; (ii) improving market share and expanding its market area through acquisitions of financial institutions and de novo branching; (iii) increasing non-interest income through expanded mortgage banking activities and emphasizing commercial and retail checking relationships; and (iv) increasing its range of products and services. While pursuing this strategy, management remains committed to improving asset quality, managing interest rate risk and enhancing profitability.

      The Company's business strategy has resulted in:

      - Expanded Branch Network - Since the Change in Control in May 1993, the Company has expanded its retail banking presence from seven branches in northern Pinellas County to its current 35 branches in Hernando, Pasco, Pinellas, Manatee, Sarasota and Orange Counties. Further market expansion will occur upon consummation of the FFO Merger later this year which will add 11 branches in the central Florida market, including five in Osceola County, five in Brevard County, and one in Orange County, bringing the total number of branches to 46.

      - Increased Levels and Sources of Noninterest Income - The Company has expanded its sources and amounts of fee income by emphasizing mortgage banking activities and new products, including a program that generates fee income for the Company when the Company's checking account customers utilize the travel and other services of certain third-party providers.

      - Improved Asset Quality Ratios - The assets acquired in the Change in Control and from CrossLand included significant levels of nonperforming assets. As a result, the Company's nonperforming assets-to-total assets ratio was 4.95% at year-end 1993. This ratio was reduced to 2.58% at March 31, 1997. This reduction was achieved primarily through the implementation of consistent loan underwriting policies and procedures, centralization of all credit decision functions and growth in the loan portfolio. Nonperforming assets at March 31, 1997, included $16.5 million of loans and ORE primarily originated prior to the Change in Control, $1.4 million from assets acquired in the CrossLand Purchase and Assumption and $5.7 million from assets originated or purchased after December 31, 1993. However, the level of the Company's nonperforming assets continues to be higher than that of peer group institutions. See "Risk Factors--Nonperforming Assets."

      - Management of Interest Rate Risk - One of the Company's primary objectives is to reduce fluctuations in net interest income caused by changes in market interest rates. To manage interest rate risk, the Company generally limits holding loans in its portfolio to those that have variable interest rates tied to interest-sensitive indices and management of the maturities within the investment portfolio. The Company believes, based on its experience, that, as of March 31, 1997, the anticipated dollar amounts of assets and liabilities which reprice or mature within a one-year time horizon are closely matched.

                               RECENT DEVELOPMENTS

      For the quarter ended June 30, 1997, the Company reported net income of $629,000 or $.13 per share compared to $1.3 million or $.26 per share for the same period of 1996. Previously, the Company had announced that net income was expected to decline from the comparable period due to a change in its strategy regarding high loan-to-value home equity loans. Since it began originating that type of loan in the fourth quarter of 1996, the Company had been immediately selling those loans following origination. The Company changed that strategy in the second quarter of 1997, retaining a significant portion of those loans with the intent to securitize or sell these loans in bulk at a future date. Primarily as a result of this change, net income in the second quarter was reduced due to recognizing the relatively high costs of originating these loans and the absence of revenues resulting from loan sales. In the second quarter of 1997, the Company recognized, as part of its noninterest income, $660,000 of pre-tax income from mortgage banking activities. The Company estimates that, based on published purchase prices from established firms that participate in the home equity loan secondary markets, its pre-tax income from mortgage banking activities in the second quarter of 1997 would have increased by approximately $2.6 million, if the Company had followed its former policy of immediately selling these loans. However, there can be no assurances that the Company will realize income on the sale of these loans in future periods.

                                  THE OFFERING

The Selling Securityholder Securities..     $6,000,000 aggregate principal amount of
 Offered Hereby                             6% Convertible Debentures due December 1, 2011,
                                            together with 336,000 Shares initially
                                            issuable upon conversion of the
                                            Debentures, plus such additional
                                            indeterminate number of Shares as may
                                            become issuable upon conversion of the
                                            Debentures as a result of adjustments to
                                            the Conversion Price.




Selling Securityholders................     The Debentures were originally issued by
                                            the Company and sold to the Selling
                                            Securityholders in transactions exempt
                                            from registration under the Securities
                                            Act. These Selling Securityholders or
                                            their transferees, pledgees, donees or
                                            successors may from time to time offer
                                            and sell the Selling Securityholder
                                            Securities pursuant to this Prospectus.



Maturity Date...........................    December 1, 2011.



Interest................................    Interest on the Debentures commenced on
                                            June 1, 1997 and is payable
                                            semi-annually on each June 1 and
                                            December 1.



Optional Redemption.....................    The Debentures are redeemable at any
                                            time after December 1, 2001, in whole or
                                            in part, at the option of the Company on
                                            not less than 30 days notice, at a
                                            redemption price of 106%, with the
                                            premium declining 1% each year
                                            thereafter, together with accrued
                                            interest to the date fixed for
                                            redemption. The Debentures may also be
                                            redeemed, in whole or in part, at the
                                            option of the Company on not less than
                                            30 days notice, without the payment of
                                            any premium, at any time after the
                                            closing price of the Common Stock for
                                            not less than 20 consecutive trading
                                            days equals or exceeds 130% of the
                                            Conversion Price then in effect,
                                            together with accrued interest to the
                                            date fixed for redemption.



Subordination..........................     The payment of principal and premium, if
                                            any, and interest on the Debentures is
                                            subordinated to all existing and future
                                            Senior Indebtedness. Senior Indebtedness
                                            is defined as any indebtedness or
                                            liability of the Company (including that
                                            owed to general creditors), whether
                                            existing on or created or incurred after
                                            issuance of the Debentures, that is not
                                            by its terms subordinated to or on a par
                                            with the Debentures.

                                            The Indenture (as defined herein)
                                            does not limit future incurrence
                                            of any indebtedness by the Company or
                                            its subsidiaries.

Certain Covenants.......................    The Indenture contains certain customary
                                            covenants found in Indentures under the
                                            Trust Indenture Act of 1939, as amended
                                            (the "Trust Indenture Act"), including
                                            covenants with respect to the payment of
                                            principal and interest, maintenance of
                                            an office or agency for administering
                                            the Debentures, holding of funds for
                                            payments on the Debentures in trust,
                                            payment by the Company of taxes and
                                            other claims, maintenance by the Company
                                            of its properties and its corporate
                                            existence, and delivery of annual
                                            certifications to the Trustee.



Conversion..............................    The Debentures are Convertible into 56
                                            shares of Common Stock for each $1,000
                                            principal amount of Debentures,
                                            representing a Conversion Price at issue
                                            of $17.85714 per share, subject to
                                            adjustment in certain events.



Trading.................................    The Company does not intend to list the
                                            Debentures resold pursuant to this
                                            Prospectus on any securities exchange or
                                            to seek approval for quotation through
                                            any automated quotation system. There
                                            can be no assurance as to the
                                            development or liquidity of any market
                                            for the Debentures resold under this
                                            Prospectus.



Use of Proceeds.........................    The Selling Securityholders will receive
                                            all of the proceeds from the sale of the
                                            Selling Securityholder Securities. The
                                            Company will not receive any proceeds
                                            from the sale of the Selling
                                            Securityholder Securities offered
                                            hereby. See "Use of Proceeds."

                                  RISK FACTORS

      Before making an investment decision, prospective investors should consider all of the information contained in this Prospectus. In particular, prospective investors should evaluate the factors discussed under "Risk Factors."

                  SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

      The Summary Consolidated Financial Data presented below has been derived from the audited Consolidated Financial Statements of the Company and, prior to 1996, the Bank and are qualified in their entirety by reference to the more detailed Consolidated Financial Statements and notes thereto, included elsewhere within.

                                                                Three Months Ended
                                                                     March 31,                  Years Ended December 31,
                                                           ------------------------    --------------------------------------
                                                             1997          1996           1996          1995           1994
                                                           ----------    ----------    ----------    ----------    ----------
                                                                   (unaudited)
                                                                        (Dollars in thousands, except per share data)
OPERATING DATA:
  Interest income ......................................   $   18,070    $   15,862    $   66,947    $   57,863    $   37,115
  Interest expense .....................................        8,969         7,927        32,926        30,001        16,871
                                                           ----------    ----------    ----------    ----------    ----------
  Net interest income ..................................        9,101         7,935        34,021        27,862        20,244
  Loan loss provision ..................................        1,138           450         1,800         1,685         1,575
                                                           ----------    ----------    ----------    ----------    ----------
  Net interest income after loan loss provision ........        7,963         7,485        32,221        26,177        18,669
  Other noninterest income .............................        3,124           678         4,409         2,751         2,612
  Gain on sale of ORE held for investment ..............           --            --         1,207            --            --
  General and administrative ("G&A") expenses ..........        8,240         5,956        27,352        22,119        14,916
  SAIF special assessment(1) ...........................           --            --         2,539            --            --
  Provision for losses on ORE ..........................          170           180         1,611            --            10
  Other noninterest expense ............................          110           124           319           739         1,691
                                                           ----------    ----------    ----------    ----------    ----------
  Net income before income taxes & goodwill accretion ..        2,567         1,903         6,016         6,070         4,664
  Accretion of negative goodwill .......................           --            --            --         1,578         2,705
                                                           ----------    ----------    ----------    ----------    ----------
  Net income before income taxes .......................        2,567         1,903         6,016         7,648         7,369
  Income tax provision .................................          964           699         2,232         1,875           468
                                                           ----------    ----------    ----------    ----------    ----------
  Net income ...........................................   $    1,603    $    1,204    $    3,784    $    5,773    $    6,901
                                                           ==========    ==========    ==========    ==========    ==========


PER SHARE DATA:
  Earnings per share ...................................   $      .32    $      .24    $      .76    $     1.26    $     1.67
                                                           ==========    ==========    ==========    ==========    ==========
                                                           $4,980,167    $4,953,119    $4,952,937    $4,562,642    $4,136,790
  Weighted average shares outstanding

BALANCE SHEET DATA:
  Total assets .........................................   $  912,093    $  802,363    $  907,868    $  801,995    $  626,445
  Investment & mortgage backed securities ..............       63,198        51,481        94,989        64,801        40,271
  Loans, net of unearned income ........................      748,493       676,658       742,994       669,416       516,335
  Allowance for loan losses ............................       13,508        14,746        13,134        14,910         7,065
  Deposits .............................................      829,060       742,082       827,980       743,105       583,885
  Negative goodwill ....................................           --            --            --            --         1,578
  Stockholders' equity .................................       55,579        52,047        54,319        50,903        36,165

SELECTED FINANCIAL RATIOS(2):
  Return on average assets .............................          .72%          .60%          .45%          .77%         1.25%
  Return on average equity .............................        12.10          9.57          7.31         13.47         21.34
  Net interest spread ..................................         3.83          3.83          3.96          3.67          3.78
  Net interest margin ..................................         4.12          4.14          4.28          3.95          3.96
  G&A expense to average assets ........................         3.63          2.96          3.28          2.96          2.74
  G&A efficiency ratio .................................        67.40         69.15         68.98         72.25         65.26
  Non-accrual loans to loans ...........................         2.27          2.22          2.15          2.04          2.51
  Nonperforming assets to total assets .................         2.58          3.02          2.51          2.93          3.59
  Loan loss allowance to loans(3) ......................         1.91          2.18          1.86          2.24          1.37
  March 1995 purchase CrossLand portfolio ..............       104.82         63.46        126.12         41.77         23.73
  Other purchased portfolios ...........................        45.60         40.39         89.80         41.84         82.99
  Loan loss allowance to nonperforming loans(3) ........        82.81         96.47         84.93         90.47         53.36

RATIO OF EARNINGS TO FIXED CHARGES(4):
  Including interest on deposits .......................         1.29          1.25          1.19          1.26          1.45
  Excluding interest on deposits .......................        37.79        206.17         78.41        298.53        235.62

OTHER DATA (AT PERIOD-END):
  Number of branches ...................................           33            32            32            32            21
  Number of full-time equivalent employees .............          644           432           637           421           300


                                                              Seven Months Ended
                                                                 December 31,
                                                           ------------------------
                                                                1994       1993
                                                           ----------    ----------
                                                                  (unaudited)

OPERATING DATA:
  Interest income ......................................   $   23,684    $    7,331
  Interest expense .....................................       10,711         3,110
                                                           ----------    ----------
  Net interest income ..................................       12,973         4,221
  Loan loss provision ..................................        1,263           709
                                                           ----------    ----------
  Net interest income after loan loss provision ........       11,710         3,512
  Other noninterest income .............................        1,758         1,411
  Gain on sale of ORE held for investment ..............           --            --
  General and administrative ("G&A") expenses ..........        9,308         3,700
  SAIF special assessment(1) ...........................           --            --
  Provision for losses on ORE ..........................           10            20
  Other noninterest expense ............................        1,417           600
                                                           ----------    ----------
  Net income before income taxes & goodwill accretion ..        2,733           603
  Accretion of negative goodwill .......................        1,578         1,579
                                                           ----------    ----------
  Net income before income taxes .......................        4,311         2,182
  Income tax provision .................................          268            --
                                                           ----------    ----------
  Net income ...........................................   $    4,043    $    2,182
                                                           ==========    ==========


PER SHARE DATA:
  Earnings per share ...................................   $     0.98    $     1.12
                                                           ==========    ==========
                                                           $4,141,322    $1,951,231
  Weighted average shares outstanding

BALANCE SHEET DATA:
  Total assets .........................................   $  626,445    $  531,312
  Investment & mortgage backed securities ..............       40,271        37,382
  Loans, net of unearned income ........................      516,335       316,483
  Allowance for loan losses ............................        7,065         6,539
  Deposits .............................................      583,885       494,316
  Negative goodwill ....................................        1,578         4,283
  Stockholders' equity .................................       36,165        29,454

SELECTED FINANCIAL RATIOS(2):
  Return on average assets .............................         1.20%         1.99%
  Return on average equity .............................        20.68         39.17
  Net interest spread ..................................         4.06          3.45
  Net interest margin ..................................         4.25          4.22
  G&A expense to average assets ........................         2.79          3.94
  G&A efficiency ratio .................................        62.02         65.70
  Non-accrual loans to loans ...........................         2.51          5.05
  Nonperforming assets to total assets .................         3.59          4.95
  Loan loss allowance to loans(3) ......................         1.37          2.07
  March 1995 purchase CrossLand portfolio ..............        23.73         39.88
  Other purchased portfolios ...........................        82.99            --
  Loan loss allowance to nonperforming loans(3) ........        53.36         39.12

RATIO OF EARNINGS TO FIXED CHARGES(4):
  Including interest on deposits .......................         1.42          1.70
  Excluding interest on deposits .......................       156.92        756.00

OTHER DATA (AT PERIOD-END):
  Number of branches ...................................           21            19
  Number of full-time equivalent employees .............          300           179



(1) The SAIF special assessment is a one-time charge. See "Business--Supervision and Regulation--Deposit Insurance."
(2)   Annualized.
(3) See "Business--Asset Quality" for a discussion of the allocation and availability of loan loss reserves among portfolios of loans within the Bank and "Business--Troubled Debt Restructurings" for a discussion of the portion of the Bank's troubled debt restructurings that are considered nonperforming loans.
(4) Represents earnings before fixed charges, income taxes and extraordinary items and non-cumulative preferred dividends and redemption. Fixed charges include interest expense (inclusive or exclusive of interest on deposits as indicated).

                                                                          Five Months Ended          Year Ended
                                                                               May 31,              December 31,
                                                                     --------------------------      ----------
                                                                         1994           1993            1992
                                                                     ----------     -----------      ----------
                                                                     (Dollars in thousands, except per share data)
OPERATING DATA:
  Interest income ................................................   $   13,431     $     4,848      $   11,845
  Interest expense ...............................................        6,160           1,970           6,054
                                                                     ----------     -----------      ----------
  Net interest income ............................................        7,271           2,878           5,791
  Loan loss provision ............................................          312             379             520
                                                                     ----------     -----------      ----------
  Net interest income after loan loss provision ..................        6,959           2,499           5,271
  Other noninterest income .......................................          854             743           1,679
  G&A expenses ...................................................        5,608           2,699           5,748
  Provision for losses on ORE ....................................         --             1,214             230
  Other noninterest expense ......................................          274             443             715
                                                                     ----------     -----------      ----------
  Net income (loss) before income taxes and goodwill accretion ...        1,931          (1,114)            257
  Accretion of negative goodwill .................................        1,127            --              --
                                                                     ----------     -----------      ----------
  Net income (loss) before income taxes ..........................        3,058          (1,114)            257
  Income tax provision (benefit) .................................          200               0               0
                                                                     ----------     -----------      ----------
  Net income (loss) ..............................................   $    2,858     $    (1,114)     $      257
                                                                     ==========     ===========      ==========
PER SHARE DATA:
  Earnings (loss) per share ......................................   $      .69     $     (1.00)     $     0.23
                                                                     ==========     ===========      ==========
  Weighted average shares outstanding ............................    4,134,420       1,117,192       1,106,459

BALANCE SHEET DATA:
  Total assets ...................................................   $  508,642     $   168,741      $  168,810
  Investment securities ..........................................       52,571          27,433          24,276
  Loans net of unearned income ...................................      396,144         111,292         110,715
  Allowance for loan losses ......................................        6,828           1,866           1,958
  Negative goodwill ..............................................        3,156           5,861            --
  Deposits .......................................................      469,461         153,660         154,984
  Stockholder's Equity ...........................................       32,234           8,058          12,215

SELECTED FINANCIAL RATIOS(1):
  Return on average assets .......................................         1.33%          (1.61)%          0.15%
  Return on average equity .......................................        22.34          (21.75)           2.12
  Net interest spread ............................................         3.48            4.21            3.51
  Net interest margin ............................................         3.67            4.66            3.95
  G&A expense to average assets ..................................         2.40            6.28            4.01
  G&A efficiency ratio ...........................................        67.32           74.54           76.95
  Non-accrual loans to loans .....................................         4.36            2.27            3.20
  Nonperforming assets to total assets ...........................         5.64            5.89            7.55
  Loan loss allowance to loans(2) ................................         1.72            1.68            1.77
  Loan loss allowance to nonperforming loans(2) ..................        23.58           73.03           54.98
    Originated portfolio .........................................          N/A             N/A           54.98
    March 1995 purchase ..........................................          N/A             N/A            --
    CrossLand portfolio ..........................................          N/A             N/A            --
    Other purchased portfolios ...................................          N/A             N/A            --
                                                                     ----------     -----------      ----------
       Total .....................................................        23.58           73.03           54.98%

RATIO OF EARNINGS TO FIXED CHARGES(3):
  Including interest on deposits .................................         1.51            0.43            1.04
  Excluding interest on deposits .................................       928.40          171.20          332.16

OTHER DATA (AT PERIOD-END):
  Number of branches .............................................           19               7               7
  Number of full-time equivalent employees .......................          223              96              90

(1)   Annualized.
(2) See "Business--Asset Quality" for a discussion of the allocation and availability of loan loss reserves among portfolios of loans within the Bank and "Business--Troubled Debt Restructurings" for a discussion of the portion of the Bank's troubled debt restructurings that are considered nonperforming loans.
(3) Represents earnings before fixed charges, income taxes and extraordinary items and non-cumulative preferred dividends and redemption. Fixed charges include interest expense (inclusive or exclusive of interest on deposits as indicated).
N/A Data not available.

                                  RISK FACTORS

      An investment in the Selling Securityholder Securities involves a high degree of risk. Prospective investors should carefully consider, together with the other information contained and incorporated by reference in this Prospectus, the following factors in evaluating the Company before purchasing the Selling Securityholder Securities offered hereby. Prospective investors should note, in particular, that this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve substantial risks and uncertainties. When used in this Prospectus, or in the documents incorporated by reference herein, the words "anticipate," "believe," "estimate," "may," "intend" and "expect" and similar expressions identify certain of such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. The considerations listed below represent certain important factors the Company believes could cause such results to differ. These considerations are not intended to represent a complete list of the general or specific risks that may affect the Company. It should be recognized that other risks, including general economic factors and business strategies, may be significant, presently or in the future, and the risks set forth below may affect the Company to a greater extent than indicated.

CHANGE IN LOAN SALES STRATEGY

      On June 27, 1997, the Company announced a change in its sales strategy for high loan-to-value home equity loans from originating and immediately selling such loans to temporary retention in portfolio for securitization, and/or secondary market bulk or individual sales, or some combination of the foregoing. This new strategy was undertaken with the objective of increasing long-term earnings, as the terms available through securitizations and bulk sales are generally more attractive than those available in connection with individual sales. However, the Company's retention of a portion of its originations of high loan-to-value home equity loans in portfolio had the effect of negatively impacting the Company's earnings during the second quarter of 1997 due to recognizing the relatively high costs of originating these loans and the absence of income resulting from the decision to defer the sale of a portion of the originated loans.

      There is no assurance that the Company will be able to sell and/or securitize these home equity loans at the times, for the prices and in the manner(s) that it desires to do so. Should the Company be unable for any reason to sell these loans on acceptable terms either through individual or bulk sales, securitizations or a combination thereof, and consequently be forced to retain these loans in portfolio for a longer-than-anticipated period of time, the Company would be faced with the prospect of either significantly reducing its originations of these types of loans or incurring substantial losses in subsequent periods. Such losses, in turn, could either (i) deplete the amount of retained earnings of the Bank available for payment of dividends to the Company,
(ii) cause the Bank to become "undercapitalized" for regulatory capital purposes, or (iii) limit the extent to which the Bank could pay dividends to the Company without becoming undercapitalized. In any such event, it is possible that the Company would not have a sufficient amount of funds available to meet its interest payment obligations on the Debentures.

ABILITY TO MANAGE GROWTH AND INTEGRATE OPERATIONS

      Since the Change in Control, the Company has experienced rapid growth through acquisitions, the opening of loan production offices and de novo branches, the creation of the Bank's mortgage banking division and asset purchases. There is no assurance that the Company will not encounter unforeseen expenses, as well as difficulties and complications in integrating expanded operations and new employees without disruption to overall operations. In addition, such rapid growth may adversely affect the Company's operating results because of many factors, including start-up costs, diversion of management resources, asset quality and required operating adjustments. There can be no assurance that the Company will successfully integrate or achieve the anticipated benefits of its growth or expanded operations.

      In addition, achieving the anticipated benefits of the FFO Merger will depend in part upon whether the operations and organizations of the Company and FFO can be integrated in an efficient, effective, and timely manner. There can be no assurance that this integration will occur and that cost savings in operations will be achieved. After the FFO Merger, the Company may also encounter unanticipated operational or organizational difficulties. The successful combination of the two companies will require, among other things, consolidation of certain operations, elimination of duplicative corporate and administrative expense and elimination of certain positions. The integration of certain operations following the FFO Merger will require the dedication of management resources which may temporarily distract attention from the day-to-day business of the Company. There can be no assurance that integration will be accomplished smoothly or successfully. Failure to accomplish effectively the integration of operations could have a material adverse effect on the Company's results of operations and financial condition following the FFO Merger.

NONPERFORMING ASSETS

      At the time of the Change in Control, the Bank had a relatively high ratio of nonperforming assets to total assets. In addition, subsequent purchases of loans, acquired at a discount, included loans that subsequently were placed in nonperforming status. Although the Company has reduced its nonperforming assets ratio from 5.95% at year-end 1993 to 2.58% at March 31, 1997, its current level of nonperforming assets is still significantly above .55%, which is the average level for all commercial banks with assets between $500.0 million and $1.0 billion at March 31, 1997, according to the Uniform Performance Banking Report issued by federal bank regulators. The nonperforming assets ratio for the Company and FFO combined on pro forma basis would have been 2.59% at March 31, 1997. Moreover, there is no assurance that this ratio will continue to decline, particularly if general economic conditions or Florida real estate values deteriorate.

ADEQUACY OF LOAN RESERVES

      Industry experience indicates that a portion of the Company's loans will become delinquent and a portion of the loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized by the Company, losses may be experienced as a result of various factors beyond the Company's control, including, among other things, changes in market conditions affecting the value of properties and problems affecting the credit of the borrower. The Company's determination of the adequacy of its allowance for loan losses is based on various considerations, including an analysis of the risk characteristics of various classifications of loans, previous loan loss experience, specific loans which would have loan loss potential, delinquency trends, estimated fair value of the underlying collateral, current economic conditions, the view of the Company's regulators, and geographic and industry loan concentration. However, if delinquency levels were to increase as a result of adverse general economic conditions, especially in Florida where the Company's exposure is greatest, the loan loss reserve so determined by the Company may not be adequate. A substantial portion of the Company's loan loss reserves are allocated to specific portfolios of loans purchased by the Company. Such allocated reserves are not available to cover losses in other portfolios. To the extent that losses in certain pools or portfolios exceed the loan loss reserves and unamortized loan discount allocated to such pool or portfolio, or available as a general reserve, the Company's results of operations would be adversely affected. There can be no assurance that the Company's allowance for loan losses will be adequate to cover its loan losses or that the Company will not experience significant losses in its loan portfolios which may require significant increases to the allowance for loan losses in the future.

IMPACT OF CHANGES IN REAL ESTATE VALUES

      A significant portion of the Company's loan portfolio consists of residential mortgage loans and commercial real estate loans. At March 31, 1997, 55.1% of the Company's loans were secured by one-to-four family residential real estate, 34.7% were secured by commercial real estate and multifamily residential, 4.1% were construction loans and the Company had ORE acquired through foreclosure with a book value of $7.2 million. Further, the properties securing these loans are concentrated in Florida. Real estate values and real estate markets generally are affected by, among other things, changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in the tax laws and other governmental statutes, regulations and policies and acts of nature. Any decline in real estate prices, particularly in Florida, could significantly reduce the value of the real estate collateral securing the Company's loans, increase the level of the Company's nonperforming loans, require write-downs in the book value of its ORE, and have a material negative impact on the Company's financial performance.

      The Company has increased its level of commercial real estate loans which are generally considered to involve a higher degree of credit risk than that for one-to-four family residential lending. Further, the Company's retention of high loan-to-value home mortgage loans for longer periods will increase its credit risk and vulnerability to changes in real estate values.

POTENTIAL IMPACT OF CHANGES IN INTEREST RATES

      The Company's profitability is dependent to a large extent on its net interest income, which is the difference between its interest income on interest-earning assets and its interest expense on interest-bearing liabilities. The Company, like most financial institutions, is affected by changes in general interest rate levels, which are currently at relatively low levels, and by other economic factors beyond its control. Interest rate risk arises from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time frame is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a given time frame is considered liability-sensitive and is reflected as a negative gap. An asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. The Company has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates. At March 31, 1997, the Company had a one year cumulative positive gap of .97%. A positive one year gap position may, as noted above, have a negative impact on earnings in a falling interest rate environment. However, if the Bank's deposits, including interest checking, money market accounts and savings accounts were (contrary to management's assumptions) considered to be fully and immediately repriceable, the Bank would have a one year cumulative negative gap. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Asset/Liability Management."

REGULATORY OVERSIGHT

      The Bank is subject to extensive regulation, supervision and examination by the Department as its chartering authority and primary regulator, and by the FDIC as its federal regulator and administrator of the insurance fund that insures the Bank's deposits up to applicable limits. The Bank is a member of the FHLB and is subject to certain limited regulation by the Federal Reserve. As the holding company of the Bank, the Company is also subject to regulation and oversight by the Federal Reserve. See "Business - Supervision and Regulation." Such regulation and supervision governs the activities in which an institution may engage and is intended primarily for the protection of the FDIC insurance funds and depositors. Regulatory authorities have been granted extensive discretion in connection with their supervisory and enforcement activities and regulations have been implemented which have increased capital requirements, increased insurance premiums and have resulted in increased administrative, professional and compensation expenses. Any change in the regulatory structure or the applicable statutes or regulations could have a material impact on the Company and the Bank and their operations. Additional legislation and regulations may be enacted or adopted in the future which could significantly affect the powers, authority and operations of the Bank and the Bank's competitors which in turn could have a material adverse affect on the Bank and its operations. See "Business - Supervision and Regulation."

      In the course of a recent review of the Bank's operations by the FDIC, issues arose as to the software and procedures used by the Bank to record and calculate the charges and other information for certain types of mortgage loans, and the amounts of interest due on one class of deposit accounts. The Bank is in the process of taking the necessary actions to address these issues, including the payment of refunds or additional interest as appropriate, and the Company does not expect that any costs that it may incur to resolve these issues will have a material adverse impact on either its operations or financial condition.

DEPENDENCE ON EXISTING MANAGEMENT

      The Company's ability to operate as a profitable enterprise has depended, and will continue to depend in large part, upon the management and banking abilities of the Company's senior management, including John W. Sapanski, the Chairman, Chief Executive Officer and President of the Company and the Bank. If, for any reason, the services of Mr. Sapanski were to become unavailable to the Company, such event would likely have an adverse impact upon the future results of operations of the Company in light of Mr. Sapanski's experience and reputation in the banking industry, his stature within the Company, his extensive knowledge of and familiarity with the Company's operations, and the critical role played by Mr. Sapanski within the Company. Mr. Sapanski is 66 years old. Neither the Company, nor the Bank, maintains a key man life insurance policy for Mr. Sapanski.

CONTROL BY THE CONTROLLING STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

      The Company's Controlling Stockholders, William R. Hough and John W. Sapanski (and their respective affiliates and immediate family members) currently own shares of the Company's capital stock representing approximately 50.6% and 9.0%, respectively, of the total voting rights of the Company. Following consummation of the FFO Merger, it is anticipated that these voting percentages will be approximately 56.8% and 6.0%, respectively. On the basis of such ownership, the Controlling Stockholders will be able to elect the Company's Board of Directors and, through their control of the Company's Board, will be able to continue to direct the affairs of the Company and the Bank. The Company and the Bank have engaged in numerous transactions with affiliates of Mr. Hough, and it is likely that the Company and the Bank will in the future continue to engage in such transactions. Generally, transactions with affiliates can involve conflicts of interests. However, the Company believes that its transactions with its affiliates were on terms as favorable as those that could have been obtained in arm's-length transactions.

CAPITAL LIMITATIONS ON FUTURE GROWTH

      Since the Change in Control, one of the Company's primary business objectives has been to increase its total asset size, expand into new market areas, and increase market share in its existing markets. The Company has sought to accomplish this goal through a combination of internal growth, loan and other asset purchases, deposit assumptions, the opening of new branches and acquisitions of other financial institutions. Most recently, in April 1997, the Company acquired Firstate, an Orlando- based federal savings association having total assets of $71.1 million. In addition, the Company has pending an acquisition of FFO, a thrift holding company headquartered in St. Cloud, Florida, with total assets of $320.0 million as of March 31, 1997. The Company intends to pursue its current growth strategy for the foreseeable future as a means of increasing overall profitability. There can be no assurance that the Company will in the future have sufficient capital to continue to pursue its growth strategy.

COMPETITION

      The Company competes with various types of financial institutions, including other commercial banks, savings institutions, finance companies, mortgage banking companies, money market funds and credit unions, many of which have substantially greater financial resources than the Company and, in some cases, operate under fewer regulatory constraints. The Company not only competes with financial institutions headquartered in the State of Florida but also competes with a number of financial institutions headquartered outside of Florida who are active in the state. See "Business--Branch Network" and "Business--Supervision and Regulation."

SUBORDINATION OF THE DEBENTURES

      The Debentures are unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness of the Company. As a result of such subordination, in the event of bankruptcy, liquidation or reorganization of the Company or upon acceleration of the Debentures due to an event of default, the assets of the Company would be available to pay obligations on the Debentures only after all Senior Indebtedness had been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Debentures then outstanding. The Company may from time to time incur indebtedness constituting Senior Indebtedness. The Debentures are also effectively subordinated in right of payment to all indebtedness and other liabilities, including trade payables, of the Company's subsidiaries. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or other indebtedness and other liabilities by the Company or its subsidiaries. The incurrence of additional indebtedness and other liabilities by the Company or its subsidiaries could adversely affect the Company's ability to meet its interest payment obligations on the Debentures. In addition, the cash flow and ability of the Company to service debt, including the Debentures, is entirely dependent upon the earnings from the Bank available for payment of dividends to the Company. See "Description of the Debentures - Subordination."

ABSENCE OF PUBLIC MARKET FOR THE DEBENTURES

      There can be no assurance regarding the future development of a market for the Debentures or the ability of holders of the Debentures to sell their Debentures or the price at which such holders may be able to sell their Debentures. If such a market were to develop, the Debentures could trade at prices that may be lower than the initial offering price depending on many factors, including prevailing interest rates, the Company's operating results and the market for similar securities. Therefore, there can be no assurance as to the liquidity of any trading market for the Debentures, or that an active public market for the Debentures will develop.

                                 USE OF PROCEEDS

      The Selling Securityholder Securities being offered hereby are for the account of the Selling Securityholders. Accordingly, the Company will not receive any of the proceeds from the sale of the Selling Securityholder Securities.

                              PLAN OF DISTRIBUTION

      The Selling Securityholder Securities may be sold from time to time to purchasers directly by the Selling Securityholders. Alternatively, the Selling Securityholders may from time to time offer the Selling Securityholder Securities to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders, as the case may be, or the purchasers of such Selling Securityholder Securities for whom they may act as agents. The Selling Securityholders and any underwriters, broker/dealers or agents that participate in the distribution of the Selling Securityholder Securities may be deemed to be "underwriters" within the meaning of the Securities Act and may profit on the sale of such Selling Securityholder Securities and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

      The Company has advised the Selling Securityholders that during such time as they may be engaged in a distribution of the Selling Securityholder Securities included herein they may be required to comply with Regulation M promulgated under the Exchange Act. In general, Regulation M precludes any Selling Securityholder, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.

      Because it is possible that a significant number of shares of Common Stock could be sold at the same time hereunder, such sales, or the possibility thereof, may have a depressive effect on the market price of the Common Stock.

      The Selling Securityholder Securities may be sold from time to time in one or more transactions at fixed prices, at the prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. This sale of the Selling Securityholder Securities may be effectuated in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service which the Selling Securityholder Securities may be listed or quoted at the time of sale (although the Company does not plan any such listing at this time), (ii) in the over-the-counter market, and (iii) in transactions otherwise than on such exchanges or in the over-the-counter markets. At the time a particular offering of the Selling Securityholder Securities is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount of the type of Selling Securityholder Securities being offered and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Securityholders, as the case may be, and any discounts, commissions or concessions allowed or reallowed to be paid to broker/dealers. To comply with the securities laws of certain jurisdictions, if applicable, the Selling Securityholder Securities will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Selling Securityholder Securities may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

      The Company has agreed to pay all expenses of registration of the Selling Securityholder Securities with certain exceptions. The Selling Securityholders will be indemnified by the Company against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. The Company will be indemnified by such persons severally against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

                           PRICE RANGE OF COMMON STOCK

      The Company's Common Stock is currently traded on Nasdaq's National Market under the symbol "REPB." The table below sets forth the high and low closing sale price for the Common Stock on Nasdaq's National Market for the periods indicated. All price quotations represent prices between dealers, without retail mark-ups, mark-downs or commissions and may not represent actual transactions. See "Risk Factors -Absence of a Public Market for the Debentures."

                                                                                        HIGH            LOW
                                                                                      -------        --------
1995:
  First Quarter................................................................       $ 13.00        $  11.00
  Second Quarter...............................................................         13.75           11.75
  Third Quarter................................................................         15.75         13.1875
  Fourth Quarter...............................................................         15.25           13.75

1996:
  First Quarter................................................................         14.25           13.25
  Second Quarter...............................................................         15.00           12.25
  Third Quarter................................................................        12.875           11.75
  Fourth Quarter...............................................................         15.50          12.625

1997:
  First Quarter................................................................         16.00           14.00
  Second Quarter...............................................................         18.50           17.25
  Third Quarter (through July 23, 1997)........................................         17.75           17.25

                             SELLING SECURITYHOLDERS

      The following table sets forth the number of Debentures and underlying Shares beneficially owned by each of the Selling Securityholders included herein, and the nature of any relationship which the Selling Securityholders have had within the past three years with the Company. Because the Selling Securityholders may offer all or some of the Selling Securityholder Securities which they own pursuant to the offering contemplated by this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Selling Securityholder Securities, no estimate can be given as to the amount of Selling Securityholder Securities that will be held by the Selling Securityholders after completion of this offering. The Selling Securityholder Securities offered by this Prospectus may be offered from time to time by the Selling Securityholders named below.

                                                       PRINCIPAL AMOUNT OF
                                                           DEBENTURES                             SHARES
                                                        BENEFICIALLY HELD                      BENEFICIALLY
   SELLING                                                 AND MAXIMUM                       HELD AND MAXIMUM
SECURITYHOLDER                                          AMOUNT TO BE SOLD                  AMOUNT TO BE SOLD(1)
--------------                                          -----------------                  --------------------
Hazel C. Hough                                             $  100,000                            5,600

William R. Hough(2)                                        $  100,000                            5,600

Victoria E. Rahall                                         $  100,000                            5,600

Public Profit Sharing Plan & Trust
Mr. Hoyt Barnett, Trustee                                  $  500,000                           28,000

Royal Palm Centre II, Inc. c/o ACMC                        $  100,000                            5,600

Julian D. Clarkson                                         $  100,000                            5,600

Anne M. Fassett, Trust
Gloria A. Fassett, Trustee                                 $  100,000                            5,600

Alfred T. May Trust
Alfred T. May Trustee                                      $  100,000                            5,600

Carol Ann Upham                                            $  100,000                            5,600

Dr. Susan L. Hough                                         $  300,000                           16,800

Marilyn H. Adkins and Robert C. Adkins                     $  100,000                            5,600

David D. Hill, M.D., IRA
William R. Hough & Co., Custodian                          $  100,000                            5,600

Sharyn R. Jacobson                                         $  200,000                           11,200

Geoffrey W. Hill                                           $  500,000                           28,000

Mary H. Cordrey Revocable Trust
Mary H. Cordrey, Trustee                                   $  100,000                            5,600

John W. Sapanski & Elizabeth Sapanski(3)                   $  400,000                           22,400

John W. Sapanski, IRA Rollover
William R. Hough & Co., Custodian(3)                       $  100,000                            5,600

George K. Rahdert ISERP                                    $  100,000                            5,600

                                                        PRINCIPAL AMOUNT OF
                                                           DEBENTURES                             SHARES
                                                        BENEFICIALLY HELD                      BENEFICIALLY
   SELLING                                                 AND MAXIMUM                       HELD AND MAXIMUM
SECURITYHOLDER                                          AMOUNT TO BE SOLD                  AMOUNT TO BE SOLD(1)
--------------                                          -----------------                  --------------------
Caroline Corp.                                                 100,000                           5,600

Frank I. Mendelblatt                                           100,000                           5,600

Cutler Associates, Inc. Profit Sharing Plan                    100,000                           5,600

Cutler Associates Investment, Inc.                             100,000                           5,600

Melvin S. Cutler                                               100,000                           5,600

Helen Hough Feinberg                                           100,000                           5,600

Edward Hang & Patty Hang JTWROS                                100,000                           5,600

M.A. Schapiro & Co., Inc.                                      250,000                          14,000

S.D. Securities, Inc.                                          250,000                          14,000

Vincent Santamaria                                             200,000                          11,200

Gale J. Apple                                                  100,000                           5,600

Timothy L. Landt, Trust
Timothy L. Landt Trustee                                       100,000                           5,600

Charles W. Haines, Sr. and Charles W.
Haines Jr. JTWROS                                              100,000                           5,600

Bankers Insurance Co.                                          400,000                          22,400

John A. Ruvane, IRA
William R. Hough & Co., Custodian                              100,000                           5,600

Spring Haven II, Inc.                                          100,000                           5,600

Virginia S. Morrison                                           200,000                          11,200

Morrison & Company, P.A. Profit Sharing
Trust                                                          200,000                          11,200

Neil W. Savage                                                 100,000                           5,600


(1)   Represents Shares to be issued upon conversion of the Debentures.
(2) Mr. William R. Hough, a director and a Controlling Stockholder of the Company, is the President and controlling stockholder of William R. Hough & Co., an NASD-member investment banking firm that has been involved in several transactions with the Company. For a description of certain relationships between the Company and Mr. Hough and certain affiliates, see Note 16 to the Company's Consolidated Financial Statements included herein.
(3) Mr. John W. Sapanski is Chairman of the Board, Chief Executive Officer and President of the Company and the Bank and is a Controlling Stockholder of the Company.

                                 CAPITALIZATION

      The following table sets forth the actual and pro forma, as adjusted, consolidated capitalization of the Company at March 31, 1997. Pro forma capitalization gives effect to (i) the Firstate Acquisition, (ii) the FFO Merger, and (iii) the proceeds from the Preferred Offering. The information set forth below should be read in conjunction with the Consolidated Financial Statements of the Company included elsewhere in this Prospectus. See "Pro Forma Financial Data."

                                                                    March 31, 1997
                                                                -----------------------
                                                                              Pro Forma
                                                                Company           As
                                                                 Actual        Adjusted
                                                                --------       --------
                                                                 (dollars in thousands)
Subordinated debentures ....................................    $  6,000      $  6,000

Guaranteed preferred beneficial interests in Company's
    junior subordinated debentures(1) ......................           0        25,000

Stockholders' Equity:
  Perpetual Preferred Convertible Stock, 100,000 shares
    authorized, 75,000 shares issued and outstanding .......       1,500         1,500
  Common Stock, 20,000,000 shares authorized,
    4,183,507 shares issued and outstanding ................       8,367        13,266
  Capital surplus ..........................................      26,699        45,801
  Retained earnings ........................................      19,386        21,066
  Net unrealized losses on debt securities available for
    sale-net of deferred income taxes ......................        (373)         (522)
                                                                --------      --------
  Total stockholders' equity ...............................    $ 55,579      $ 81,111
                                                                ========      ========

Company Capital Ratios(2):
  Equity to total assets ...................................        6.09%         6.21%
  Tier 1 risk-based capital ratio ..........................        8.87         10.83
  Total risk-based capital ratio ...........................       11.12         13.14
  Leverage ratio(3) ........................................        5.83          7.19


(1) Preferred Securities representing beneficial interests in an aggregate amount of $25 million of the Junior Subordinated Debentures of the Company.
(2) The pro forma capital ratios, as adjusted, are computed including proceeds from the sale of the Preferred Securities, in a manner consistent with Federal Reserve guidelines and policies. Under the Federal Reserve's guidelines, the amount of cumulative preferred stock that can be included in Tier 1 capital is limited to 25% of total Tier 1 capital. In view of this limitation on a pro forma basis, $23.7 million of the proceeds is included in the Company's Tier 1 Capital and all $25.0 million is included in the Company's total risk-based capital.
(3) The leverage ratio is Tier 1 capital divided by the average total assets less intangibles.

                            PRO FORMA FINANCIAL DATA

      The pro forma balance sheet as of March 31, 1997 and statement of operations and other data for the year ended December 31, 1996 and for the three months ended March 31, 1997 give effect to, among other things, the Firstate Acquisition and the FFO Merger, as if they had occurred at the beginning of the respective periods. See "Business--Recent and Pending Acquisitions" for a description of the Firstate Acquisition and FFO Merger.

      The Firstate Acquisition was accounted for using the purchase accounting method. The FFO Merger will be accounted for as a corporate reorganization in which the majority stockholders' interest in FFO will be combined at historical cost in a manner similar to a pooling of interests, while the minority interests in FFO will be combined using purchase accounting rules.

      The pro forma adjustments are based upon available information and upon certain assumptions that the Company believes are reasonable under the circumstances. The pro forma and projected financial data should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus. The pro forma and projected financial data are not necessarily indicative of the results that would have occurred had the Firstate Acquisition and the FFO Merger actually occurred on the dates indicated, nor are they indicative of the Company's future results of operations.

      The pro forma adjustments to the Combined Condensed Statements of Operations are limited to amortization of goodwill from the transaction and do not include the effect of operating cost swings or revenue enhancements that may be realized after the Firstate Acquisition and FFO Merger are completed.

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                              AS OF MARCH 31, 1997

                                                                                                          COMBINED
                                                                  COMPANY                                 COMPANY
                                                    FIRSTATE        WITH                     FFO            WITH
                           COMPANY    FIRSTATE   ADJUSTMENTS(A)   FIRSTATE     FFO      ADJUSTMENTS(B)    FIRSTATE
                           --------   --------   --------------   --------   --------   --------------   ----------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      ASSETS
Cash and due from
  banks..................  $ 23,803   $    513      $  5,173      $ 29,489   $  6,491       $   --       $   35,980
Interest bearing
  deposits...............        --        950            --           950      7,688           --            8,638
Investment securities and
  mortgage-backed
  securities.............    63,198     27,493          (247)       90,444     71,584           19          162,047
FHLB stock...............     5,081         --            --         5,081      2,378           --            7,459
Federal funds sold.......    41,000        380            --        41,380        764           --           42,144
Loans held for sale......    40,201         --            --        40,201      4,573           --           44,774
Loans receivable, net....   694,784     37,931        (6,689)      726,026    215,926         (530)         941,422
Premises and equipment...    20,015        655            --        20,670      5,268          251           26,189
Real estate owned........     7,250      2,526        (2,453)        7,323      1,425           --            8,748
Goodwill.................        --         --           130           130         --        5,862            5,992
Other assets.............    16,761      1,531         2,469        20,761      3,934           --           24,695
                           --------   --------      --------      --------   --------       ------       ----------
         Total assets....  $912,093   $ 71,979      $ (1,617)     $982,455   $320,031       $5,602       $1,308,088
                           ========   ========      ========      ========   ========       ======       ==========

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits --
    Noninterest-bearing
      checking...........  $ 49,066   $  1,416      $     --      $ 50,482   $ 16,589       $   --       $   67,071
    Interest-bearing
      checking...........    89,895      1,453            --        91,348     22,676           --          114,024
    Savings and money
      market.............   283,362      3,848            --       287,210     35,392           --          322,602
    Time deposits........   406,737     61,349           490       468,576    211,015          149          679,740
                           --------   --------      --------      --------   --------       ------       ----------
         Total
           deposits......   829,060     68,066           490       897,616    285,672          149        1,183,437
Securities sold under
  agreement to
  repurchase.............    16,160         --            --        16,160         --           --           16,160
Other borrowings.........     6,000         --            --         6,000      9,000           --           15,000
Other liabilities........     5,294      1,027           779         7,100      4,599           (2)          11,697
                           --------   --------      --------      --------   --------       ------       ----------
         Total
           liabilities...   856,514     69,093         1,269       926,876    299,271          147        1,226,294
                           --------   --------      --------      --------   --------       ------       ----------
  Stockholders' equity
    Perpetual preferred
      convertible
      stock..............     1,500         --            --         1,500         --           --            1,500
    Common stock.........     8,367      1,500        (1,500)        8,367        845        4,054           13,266
    Capital surplus......    26,699     13,002       (13,002)       26,699     17,633        1,469           45,801
    Retained earnings....    19,386    (11,616)       11,616        19,386      2,431          (68)          21,749
    Net unrealizable loss
      on AFS
      securities.........      (373)        --            --          (373)      (149)          --             (522)
                           --------   --------      --------      --------   --------       ------       ----------
         Total
           stockholders'
           equity........    55,579      2,886        (2,886)       55,579     20,760        5,455           81,794
                           --------   --------      --------      --------   --------       ------       ----------
         Total
           liabilities
           and
           stockholders'
           equity........  $912,093   $ 71,979      $ (1,617)     $982,455   $320,031       $5,602       $1,308,088
                           ========   ========      ========      ========   ========       ======       ==========

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

           UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

                                                                                                            COMBINED
                                                                       COMPANY                              COMPANY
                                                       FIRSTATE         WITH                    FFO           WITH
                              COMPANY    FIRSTATE   ADJUSTMENTS(C)    FIRSTATE     FFO     ADJUSTMENTS(D)   FIRSTATE
                            ----------   --------   --------------   ----------   ------   --------------   ---------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
THREE MONTHS ENDED
  MARCH 31, 1997
Interest income...........  $  18,070     $1,141         $--         $  19,211    $5,807       $  --        $  25,018
Interest expense..........      8,969        879          --             9,848     3,173          --           13,021
                            ---------     ------         ---         ---------    ------       -----        ---------
Net interest income.......      9,101        262          --             9,363     2,634          --           11,997
Loan loss provision.......      1,138          7          --             1,145        --          --            1,145
                            ---------     ------         ---         ---------    ------       -----        ---------
Net interest income after
  loan loss provision.....      7,963        255          --             8,218     2,634          --           10,852
Noninterest income........      3,124        138          --             3,262       601          --            3,863
General & administrative
  (G&A expenses)..........      8,240        663          --             8,903     2,263          --           11,166
Other noninterest
  expenses................        280         37          --               317        34          --              351
                            ---------     ------         ---         ---------    ------       -----        ---------
Net income before taxes
  and goodwill............      2,567       (307)         --             2,260       938          --            3,198
Income tax expense........        964         --          --               964       351          --            1,315
                            ---------     ------         ---         ---------    ------       -----        ---------
Net income before goodwill
  amortization............      1,603       (307)         --             1,296       587          --            1,883
Goodwill amortization from
  the FFO merger &
  Firstate
  acquisition(a)..........         --         --           3                 3        --         147              150
                            ---------     ------         ---         ---------    ------       -----        ---------
         Net income.......  $   1,603     $ (307)        $(3)        $   1,293    $  587       $(147)       $   1,733
                            =========     ======         ===         =========    ======       =====        =========
Earnings per share(e).....  $     .32                                $     .26                              $     .23
                            =========                                =========                              =========
Weighted average shares
  outstanding(e)..........  4,980,167                                4,980,167                              7,429,584

                                                                                                             COMBINED
                                                                       COMPANY                               COMPANY
                                                       FIRSTATE         WITH                     FFO           WITH
                              COMPANY    FIRSTATE   ADJUSTMENTS(C)    FIRSTATE      FFO     ADJUSTMENTS(D)   FIRSTATE
                            ----------   --------   --------------   ----------   -------   --------------   ---------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
TWELVE MONTHS ENDED
  DECEMBER 31, 1996
Interest income...........  $  66,947    $ 5,409         $ --        $  72,356    $21,997       $  --        $  94,353
Interest expense..........     32,926      4,015           --           36,941     12,023          --           48,964
                            ---------    -------         ----        ---------    -------       -----        ---------
Net interest income.......     34,021      1,394           --           35,415      9,974          --           45,389
Loan loss provision.......      1,800       (289)          --            1,511        782          --            2,293
                            ---------    -------         ----        ---------    -------       -----        ---------
Net interest income after
  loan loss provision.....     32,221      1,683           --           33,904      9,192          --           43,096
Noninterest income........      5,616        390           --            6,006      2,387          --            8,393
General & administrative
  (G&A expenses)..........     27,352      2,747           --           30,099      9,528          --           39,627
Other noninterest
  expenses................      4,469        849           --            5,318       (352)         --            4,966
                            ---------    -------         ----        ---------    -------       -----        ---------
Net income before taxes
  and goodwill............      6,016     (1,523)          --            4,493      2,403          --            6,896
Income tax expense........      2,232         --           --            2,232        803          --            3,035
                            ---------    -------         ----        ---------    -------       -----        ---------
Net income before goodwill
  amortization............      3,784     (1,523)          --            2,261      1,600          --            3,861
Goodwill amortization from
  the FFO merger &
  Firstate
  acquisition(a)..........         --         --           13               13         --         586              599
                            ---------    -------         ----        ---------    -------       -----        ---------
         Net income.......  $   3,784    $(1,523)        $(13)       $   2,248    $ 1,600       $(586)       $   3,262
                            =========    =======         ====        =========    =======       =====        =========
Earnings per share(e).....  $     .76                                $     .45                               $     .44
                            =========                                =========                               =========
Weighted average shares
  outstanding(e)..........  4,952,937                                4,952,937                               7,402,354

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                                                                            ADJUSTMENTS     COMBINED
                                                    COMPANY       FFO        INC/(DEC)       COMPANY
                                                  ----------   ---------   --------------   ---------
TWELVE MONTHS ENDED
  DECEMBER 31, 1995
Interest income.................................  $  57,863    $  19,730       $  --        $  77,593
Interest expense................................     30,001       10,111          --           40,112
                                                  ---------    ---------       -----        ---------
Net interest income.............................     27,862        9,619          --           37,481
Loan loss provision.............................      1,685          477          --            2,162
                                                  ---------    ---------       -----        ---------
Net interest income after loan loss provision...     26,177        9,142          --           35,319
Noninterest income..............................      2,751        2,602          --            5,353
General & administrative (G&A) expenses.........     22,119        8,844          --           30,963
Other noninterest expenses......................        739          613          --            1,352
                                                  ---------    ---------       -----        ---------
Net income before taxes and goodwill............      6,070        2,287          --            8,357
Income tax expense..............................      1,875          641          --            2,516
                                                  ---------    ---------       -----        ---------
Net income before goodwill amortization.........      4,195        1,646          --            5,841
Goodwill amortization from the FFO merger &
  Firstate acquisition(a).......................     (1,578)          --         586             (992)
                                                  ---------    ---------       -----        ---------
          Net income............................  $   5,773    $   1,646       $(586)       $   6,833
                                                  =========    =========       =====        =========
Earnings per share(e)...........................  $    1.27    $    0.23                    $    0.98
Weighted average shares outstanding(e)..........  4,562,642    7,007,342                    7,007,342

TWELVE MONTHS ENDED
  DECEMBER 31, 1994
Interest income.................................  $  37,115    $  16,882       $  --        $  53,997
Interest expense................................     16,871        7,553          --           24,424
                                                  ---------    ---------       -----        ---------
Net interest income.............................     20,244        9,329          --           29,573
Loan loss provision.............................      1,575       (1,403)         --              172
                                                  ---------    ---------       -----        ---------
Net interest income after loan loss provision...     18,669       10,732          --           29,401
Noninterest income..............................      2,612        2,487          --            5,099
General & administrative (G&A) expenses.........     14,916        8,761          --           23,677
Other noninterest expenses......................      1,701        3,784          --            5,485
                                                  ---------    ---------       -----        ---------
Net income before taxes and goodwill............      4,664          674          --            5,338
Income tax expense..............................        468          234          --              702
                                                  ---------    ---------       -----        ---------
Net income before goodwill amortization.........      4,196          440          --            4,636
Goodwill amortization from the FFO merger &
  Firstate acquisition(a).......................     (2,705)          --         586           (2,119)
                                                  ---------    ---------       -----        ---------
          Net income............................  $   6,901    $     440       $(586)       $   6,755
                                                  =========    =========       =====        =========
Earnings per share(e)...........................  $    1.67    $    0.06                    $    0.95
Weighted average shares outstanding(e)..........  4,136,790    7,085,788                    7,085,788

                             NOTES TO PRO FORMA DATA

(a) To reflect the purchase by Firstate's former controlling stockholder of certain loans and ORE to reflect the excess purchase price over the estimated fair value of the net assets acquired from Firstate and to eliminate Firstate's historical equity accounts.

(b) The FFO Merger will be accounted for as a corporate reorganization in which the majority stockholder's interest in FFO will be combined at historical cost in a manner similar to a pooling of interests while the minority interest in FFO will be combined using purchase accounting rules. The excess of the purchase price of the minority interest are the market value as first assigned to individual assets and liabilities with the remainder considered unidentifiable goodwill. The pro forma valuation of the minority interest, book value and estimated amount of goodwill and market value adjustments is as follows:

               Exchange ratio: 0.29 shares of the Company's stock for
                 each share of FFO's stock
               Number of shares to be issued - total.....................     2,449,417
               Minority interest in FFO..................................          30.9%
               Number of shares to be issued to minority interest........       756,870
               Fair value per share of the Company's common stock........    $    15.50 (1)
               Fair value of minority interest of FFO common stock.......    $   11,731 (2)
               Fair value of FFO common stock options over the
                 exercise price..........................................           139 (3)
                                                                             ----------
               Fair value of minority interest...........................        11,870
                                                                             ----------
               Book value of minority interest...........................         6,415 (4)
                                                                             ----------
               Goodwill and market value adjustments.....................    $    5,455
                                                                             ==========
                  Amount allocated to goodwill...........................         5,862
                  Amount allocated to market value adjustments...........          (407)

      (1) The fair value of the Company's common stock is based on the average of the closing bid price on The Nasdaq National Market two days before, two days after, and on March 31, 1997, the date the Company and FFO announced that they had signed a letter of intent to combine the two companies.
      (2) The fair value per share of the Company's common stock multiplied by the number of shares to be issued to the minority interest.
      (3) The number of FFO options outstanding multiplied by the fair value of the Company's common stock adjusted for the Exchange Ratio of 0.29, less the aggregate exercise price of the FFO's common stock options, all multiplied by the 30.9% minority interest.
      (4)  FFO's book value times the 30.3% minority interest.

(c)   Amortization of goodwill on the Firstate Acquisition is as follows:

           Goodwill recorded.............................................   130
           Annual amortization based on 10-year period...................    13
           Amortization for 3 months.....................................     3


(d)   Amortization of goodwill on the FFO Merger is as follows:

           Goodwill recorded.........................................    $5,862
           Annual amortization based on 10-year period...............       586
           Amortization for 3 months.................................       147


(e) The difference between earnings per common and common equivalent shares outstanding on a primary and fully diluted basis is not material. The number of shares of FFO common stock used in the earnings per share calculation assumes that all shares of FFO were exchanged at the beginning of the period presented and that all FFO common stock options outstanding were converted into shares of FFO common stock. The following table reflects the calculation used in determining the weighted average shares outstanding.

                                     THREE MONTHS
                                         ENDED            YEAR ENDED
                                    MARCH 31, 1997     DECEMBER 31, 1996
                                    --------------     -----------------
Number of FFO shares outstanding    8,446,266               8,446,266
Exchange ratio ..................        0.29                    0.29
FFO pro forma shares outstanding    2,449,417               2,449,417
Company weighted average shares .   4,980,167               4,952,937
                                    ---------               ---------
Pro forma weighted average shares   7,429,584               7,402,354


(f) The goodwill from the Firstate Acquisition and FFO Merger is not expected to be tax deductible and therefore, no tax effect is included. The Company's statutory tax rate in effect for the periods presented was 37.6%.

                      SELECTED CONSOLIDATED FINANCIAL DATA

      The Selected Consolidated Financial Data presented below has been derived from the audited Consolidated Financial Statements of the Company and, prior to 1996, the Bank and are qualified in their entirety by reference to the more detailed Consolidated Financial Statements and notes thereto, included elsewhere herein. Financial data for interim periods include all adjustments, consisting of normal accruals, that management considers necessary for a fair presentation of the financial conditions and results of operations for such interim periods. In light of the significant mark-to market adjustments and other adjusting entries to its financial statements that were made following the Change in Control on May 28, 1993, management believes that the usefulness of comparisons between (i) the financial statements and the financial data derived therefrom as of the dates and for the period prior to June 1, 1993, and (ii) the financial statements and the financial data derived therefrom as of the dates and for the periods since June 1, 1993, may be limited. In addition, subsequent to consummation of the initial public offering in December 1993 and the CrossLand Purchase and Assumption in that month, the Company has operated in a significantly different manner from that which it had previously operated. Accordingly, the financial results for periods prior to the CrossLand Purchase and Assumption differ significantly from periods since then.

                                                         Three Months Ended
                                                             March 31,           Years Ended December 31,
                                                       ---------------------   ------------------------------
                                                           1997      1996        1996       1995       1994
                                                       ---------- ----------   --------   --------   --------
                                                           (unaudited)
                                                                 (Dollars in thousands, except per share data
OPERATING DATA:
  Interest income .................................... $   18,070 $   15,862 $   66,947 $   57,863 $   37,115
  Interest expense ...................................      8,969      7,927     32,926     30,001     16,871
                                                       ---------- ---------- ---------- ---------- ----------
  Net interest income ................................      9,101      7,935     34,021     27,862     20,244
  Loan loss provision ................................      1,138        450      1,800      1,685      1,575
                                                       ---------- ---------- ---------- ---------- ----------
  Net interest income after loan loss
  provision ..........................................      7,963      7,485     32,221     26,177     18,669
  Other noninterest income ...........................      3,124        678      4,409      2,751      2,612
  Gain on sale of ORE held for investment ............         --         --      1,207         --         --
  General and administrative ("G&A") expenses ........      8,240      5,956     27,352     22,119     14,916
  SAIF special assessment(1) .........................         --         --      2,539         --         --
  Provision for losses on ORE ........................        170        180      1,611         --         10
  Other noninterest expense ..........................        110        124        319        739      1,691
                                                       ---------- ---------- ---------- ---------- ----------
  Net income before income taxes & goodwill accretion       2,567      1,903      6,016      6,070      4,664
  Accretion of negative goodwill .....................         --         --         --      1,578      2,705
                                                       ---------- ---------- ---------- ---------- ----------
  Net income before income taxes .....................      2,567      1,903      6,016      7,648      7,369
  Income tax provision ...............................        964        699      2,232      1,875        468
                                                       ---------- ---------- ---------- ---------- ----------
  Net income ......................................... $    1,603 $    1,204 $    3,784 $    5,773 $    6,901
                                                       ========== ========== ========== ========== ==========

PER SHARE DATA:
  Earnings per share ................................. $      .32 $      .24 $      .76 $     1.26 $     1.67
                                                       ========== ========== ========== ========== ==========
  Weighted average shares outstanding ................ $4,980,167 $4,953,119 $4,952,937 $4,562,642 $4,136,790


BALANCE SHEET DATA:
  Total assets ....................................... $  912,093 $  802,363 $  907,868 $  801,995 $  626,445
  Investment & mortgage backed securities ............     62,198     51,481     94,989     64,801     40,271
  Loans, net of unearned income ......................    748,493    676,658    742,994    669,416    516,335
  Allowance for loan losses ..........................     13,508     14,746     13,134     14,910      7,065
  Deposits ...........................................    829,060    742,082    827,980    743,105    583,885
  Negative goodwill ..................................         --         --         --         --      1,578
  Stockholders' equity ...............................     55,579     52,047     54,319     50,903     36,165

SELECTED FINANCIAL RATIOS(2):
  Return on average assets ...........................        .72        .60%       .45%       .77%      1.25%
  Return on average equity ...........................      12.10       9.57       7.31      13.47      21.34
  Net interest spread ................................       3.83       3.83       3.96       3.67       3.78
  Net interest margin ................................       4.12       4.14       4.28       3.95       3.96
  G&A expense to average assets ......................       3.63       2.96       3.28       2.96       2.74
  G&A efficiency ratio ...............................      67.40      69.15      68.98      72.25      65.26
  Non-accrual loans to loans(5) ......................       2.27       2.22       2.15       2.04       2.51
  Nonperforming assets to total assets(5) ............       2.58       3.02       2.51       2.93       3.59
  Loan loss allowance to loans(3)(5) .................       1.91       2.18       1.86       2.24       1.37
  Loan loss allowance to nonperforming loans(3)(5):
    Originated portfolio .............................      63.76      68.05      50.73      71.43     110.61
    March 1995 purchase ..............................     120.47     135.04     488.78     236.85         --
    CrossLand portfolio ..............................     104.82      63.46     126.12      41.77      23.73
    Other purchased portfolios .......................      45.60      40.39      89.80      41.84      82.99
                                                       ---------- ---------- ---------- ---------- ----------
       Total .........................................      82.81      96.47%     84.93%     90.47%     53.36%



                                                                   Seven Months Ended
                                                                       December 31,
                                                                 -----------------------
                                                                   1994          1993
                                                                 --------     ----------
                                                                       (unaudited)
OPERATING DATA:
  Interest income ....................................           $ 23,684   $    7,331
  Interest expense ...................................               10,711        3,110
                                                                 ----------   ----------
  Net interest income ................................               12,973        4,221
  Loan loss provision ................................                1,263          709
                                                                 ----------   ----------
  Net interest income after loan loss
  provision ..........................................               11,710        3,512
  Other noninterest income ...........................                1,758        1,411
  Gain on sale of ORE held for investment ............                   --           --
  General and administrative ("G&A") expenses ........                9,308        3,700
  SAIF special assessment(1) .........................                   --           --
  Provision for losses on ORE ........................                   10           20
  Other noninterest expense ..........................                1,417          600
                                                                 ----------   ----------
  Net income before income taxes & goodwill accretion                 2,733          603
  Accretion of negative goodwill .....................                1,578        1,579
                                                                 ----------   ----------
  Net income before income taxes .....................                4,311        2,182
  Income tax provision ...............................                  268           --
                                                                 ----------   ----------
  Net income .........................................           $    4,043   $    2,182
                                                                 ==========   ==========

PER SHARE DATA:
  Earnings per share .................................           $     0.98   $      1.12
                                                                 ==========   ===========
  Weighted average shares outstanding ................           $4,141,322   $ 1,951,231


BALANCE SHEET DATA:
  Total assets .......................................           $  626,445   $   531,312
  Investment & mortgage backed securities ............               40,271        37,382
  Loans, net of unearned income ......................              516,335       316,483
  Allowance for loan losses ..........................                7,065         6,539
  Deposits ...........................................              583,885       494,316
  Negative goodwill ..................................                1,578         4,283
  Stockholders' equity ...............................               36,165        29,454

SELECTED FINANCIAL RATIOS(2):

  Return on average assets ...........................                 1.20%         1.99%
  Return on average equity ...........................                20.68         39.17
  Net interest spread ................................                 4.06          3.45
  Net interest margin ................................                 4.25          4.22
  G&A expense to average assets ......................                 2.79          3.94
  G&A efficiency ratio ...............................                62.02         65.70
  Non-accrual loans to loans(5) ......................                 2.51          5.05
  Nonperforming assets to total assets(5) ............                 3.59          4.95
  Loan loss allowance to loans(3)(5) .................                 1.37          2.07
  Loan loss allowance to nonperforming loans(3)(5):
    Originated portfolio .............................               110.61         37.95
    March 1995 purchase ..............................                   --            --
    CrossLand portfolio ..............................                23.73         39.88
    Other purchased portfolios .......................                82.99            --
                                                                 ----------   -----------
       Total .........................................                53.36%        39.12%

                                               Three Months Ended                                          Seven Months Ended
                                                  March 31,              Years Ended December 31,            December 31,
                                               -----------------       -----------------------------      ------------------
                                                1997       1996        1996        1995        1994        1994        1993
                                               -----      ------       -----      ------      ------      ------      ------
                                                 (unaudited)                                                  (unaudited)
                                                            (Dollars in thousands, except per share data)
RATIO OF EARNINGS TO FIXED CHARGES(4):
  Including interest on deposits ........       1.29        1.25        1.19        1.26        1.45        1.42        1.70
  Excluding interest on deposits ........      37.79      206.17       78.41      298.53      235.62      156.91      756.00

OTHER DATA (5):
  Number of branches ....................         33          32          32          32          21          21          19
  Number of full-time equivalent
  employees .............................        644         436         637         421         300         300         179


(1) The SAIF special assessment is a one-time charge. See "Business-- Supervision and Regulation--Deposit Insurance."
(2) Annualized.
(3) See "Business--Asset Quality" for a discussion of the allocation and availability of loan loss reserves among portfolios of loans within the Bank.
(4) Represents earnings before fixed charges, income taxes and extraordinary items and non-cumulative preferred dividends and redemption. Fixed charges include interest expense (inclusive or exclusive of interest on deposits as indicated).
(5) At period-end.

                                                                     Five Months Ended            Year Ended
                                                                           May 31,               December 31,
                                                                  --------------------------      ----------
                                                                    1994            1993            1992
                                                                  ----------     -----------      ----------
                                                                 (Dollars in thousands, except per share data)
OPERATING DATA:
  Interest income ............................................... $   13,431     $     4,848      $   11,845
  Interest expense ..............................................      6,160           1,970           6,054
                                                                  ----------     -----------      ----------
  Net interest income ...........................................      7,271           2,878           5,791
  Loan loss provision ...........................................        312             379             520
                                                                  ----------     -----------      ----------
  Net interest income after loan loss provision .................      6,959           2,499           5,271
  Other noninterest income ......................................        854             743           1,679
  G&A expenses ..................................................      5,608           2,699           5,748
  Provision for losses on ORE ...................................         --           1,214             230
  Other noninterest expense .....................................        274             443             715
                                                                  ----------     -----------      ----------
  Net income (loss) before income taxes and goodwill accretion ..      1,931          (1,114)            257
  Accretion of negative goodwill ................................      1,127              --              --
                                                                  ----------     -----------      ----------
  Net income (loss) before income taxes .........................      3,058          (1,114)            257
  Income tax provision (benefit) ................................        200              --              --
                                                                  ----------     -----------      ----------
  Net income (loss) ............................................. $    2,858     $    (1,114)     $      257
                                                                  ==========     ===========      ==========

PER SHARE DATA:
  Earnings (loss) per share ..................................... $     1.67     $     (1.00)     $     0.23
                                                                  ==========     ===========      ==========
  Weighted average shares outstanding ...........................  4,134,420       1,117,192       1,106,459

BALANCE SHEET DATA:
  Total assets .................................................. $  508,642     $   168,741      $  168,810
  Investment securities .........................................     52,571          27,433          24,276
  Loans net of unearned income ..................................    396,144         111,292         110,715
  Allowance for loan losses .....................................      6,828           1,866           1,958
  Negative goodwill .............................................      3,156           5,861              --
  Deposits ......................................................    469,461         153,660         154,984
  Stockholder's Equity ..........................................     32,234           8,058          12,215

SELECTED FINANCIAL RATIOS(1):
  Return on average assets ......................................       1.33%          (1.61)%          0.15%
  Return on average equity ......................................      22.34          (21.75)           2.12
  Net interest spread ...........................................       3.48            4.21            3.51
  Net interest margin ...........................................       3.67            4.66            3.95
  G&A expense to average assets .................................       2.40            6.28            4.01
  G&A efficiency ratio ..........................................      67.32           74.54           76.95
  Non-accrual loans to loans(4) .................................       4.36            2.27            3.20
  Nonperforming assets to total assets(4) .......................       5.64            5.89            7.55
  Loan loss allowance to loans(2)(4) ............................       1.72            1.68            1.77
  Loan loss allowance to nonperforming loans(2)(4) ..............      23.58           73.03           54.98

RATIO OF EARNINGS TO FIXED CHARGES(3):
  Including interest on deposits ................................       1.51            0.43            1.04
  Excluding interest on deposits ................................     928.40          171.20          332.16

OTHER DATA(4):
  Number of branches ............................................         19               7               7
  Number of full-time equivalent employees ......................        223              96              90


(1) Annualized.
(2) See "Business--Asset Quality" for a discussion of the allocation and availability of loan loss reserves among portfolios of loans within the Bank.
(3) Represents earnings before fixed charges, income taxes and extraordinary items and non-cumulative preferred dividends and redemption. Fixed charges include interest expense (inclusive or exclusive of interest on deposits as indicated).
(4) At period-end.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of the Company's balance sheets and statements of operations should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and the related notes included therein.

THREE MONTHS ENDED MARCH 31, 1997 AND 1996

      Comparison of Balance Sheets at March 31, 1997 and December 31, 1996

      Overview

      Total assets of the Company were $912.1 million at March 31, 1997 and $907.9 million at December 31, 1996, an increase of $4.2 million. Total loans increased by $5.5 million from $743.0 million at the end of the prior year to $748.5 million at the end of the first quarter. Total deposits increased by $1.1 million from $828.0 million at year-end 1996 to $829.1 million.

      Investment and Mortgage-Backed Securities

      Investment and mortgage-backed securities, consisting primarily of U.S. Treasury and federal agency securities, were $63.2 million at March 31, 1997 compared to $95.0 million at December 31, 1996, a decrease of $31.8 million. During the first three months of 1997, management permitted the amount in this category to decline by allowing maturities and sales to exceed purchases. Concurrently, federal funds sold, all on an overnight basis, increased by $33.0 million from $8.0 million at the prior year-end to $41.0 million at March 31, 1997. At March 31, 1997, the Company had recorded all its investment and mortgage-backed securities as "available for sale," carrying them at their market value.

      Loans and Loans Held for Sale

      Total loans increased $5.5 million from $743.0 million at year-end to $748.5 million at March 31, 1997. This increase was the result of $108.4 million of new loan production during the first quarter, which exceeded loan repayments of $16.9 million and $86.0 million in residential loan sales. Residential loans, including $40.2 million in mortgage loans held for sale, declined $7.7 million to $398.1 million, while other real estate-secured loans increased $5.2 million. Consumer loans also increased $1.7 million while commercial (business) loans declined $1.3 million.

      Allowance for Loan Losses

      The allowance for loan losses amounted to $13.5 million at March 31, 1997, compared to $13.1 million at December 31, 1996. The loan portfolio includes purchased loans amounting to $271.2 million (36.23% of total loans) and the Company has allocated a portion of the discount on those purchases to the allowance for loan losses in amounts consistent with the Company's loan loss allowance policy guidelines. At March 31, 1997, the allowance for loan losses included $3.7 million allocated to the Company's largest purchase made in March 1995 (the "March 1995 Purchase"), $1.0 million allocated to loans purchased from CrossLand, $1.7 million allocated to other loan purchases, and $7.1 million allocated to loans originated by the Bank. Activity to the allowance for loan losses during the first quarter of 1997 included a $1.1 million provision for loan losses and loan charge-offs (net of recoveries) of $122,000. During the first quarter, the Company sold $6.0 million of loans from the March 1995 Purchase and subsequently reallocated $642,000 from the allowance allocated for the March 1995 Purchase to the allowance allocated for originated loans. This transfer was accomplished by recording a gain on sale of loans and an increase in the loan loss provision of equivalent amounts. Discounts on loan purchases not allocated to the allowance for loan losses, recorded as unearned discount, amounted to $4.1 million at March 31, 1997. Such discounts are available to absorb losses on pools of purchased loans should amounts allocated to the allowance prove insufficient.

      Nonperforming Assets

      Nonperforming assets amounted to $23.6 million or 2.58% of total assets at March 31, 1997, compared to $22.8 million or 2.51% of total assets at December 31, 1996. Nonperforming assets at March 31, 1997, included a $1.1 million loan which had matured prior to March 31, 1997, which the borrower subsequently agreed to repay prior to June 30, 1997. Nonperforming loans totaled $16.3 million at the end of the first quarter, an increase of $1.1 million from the year-end total of $15.4 million. This was the result of increases of $904,000 in nonperforming residential loans, and $718,000 in nonperforming commercial (business) loans, partially offset by decreases of $468,000 in nonperforming commercial real estate loans and $123,000 in nonperforming consumer loans. Nonperforming loans at March 31, 1997 and December 31, 1996 included troubled debt restructurings of $1.1 million and $1.0 million, respectively. ORE acquired through foreclosure declined from $7.4 million at the end of 1996 to $7.2 million at the end of the first quarter of 1997.

      Deposits

      Total deposits were $829.0 million at March 31, 1997, compared to $828.0 million at December 31, 1996, an increase of $1.0 million. Passbook savings accounts offered to higher balance customers at a premium rate increased by $4.2 million and other savings accounts increased by $1.2 million. Interest bearing and non-interest bearing checking account balances remained relatively unchanged from the prior year-end, increasing by only $168,000, while certificates of deposit declined by $4.9 million.

      Stockholders' Equity

      Stockholders' equity was $55.6 million at March 31, 1997, or 6.1% of total assets, compared to $54.3 million or 6.0% of total assets at December 31, 1996. At March 31, 1997, the Company's Tier 1 Capital ratio was 5.83%, its Tier 1 Risk-Based Capital ratio was 8.87%, and the Total Risk-Based Capital ratio was 11.12%, all in excess of minimum regulatory guidelines for an institution to be considered "well-capitalized." At March 31, 1997, the Bank's regulatory capital levels were 6.47% for its Tier 1 ratio, 9.85% for its Tier 1 Risk-Based Capital ratio, and 11.09% for its Total Risk-Based Capital ratio.

      Comparison of Results of Operations for the Three Months Ended March 31, 1997 and 1996

      Overview

      Net income for the first quarter of 1997 was $1.6 million or $.32 per share, compared to $1.2 million or $.24 per share for the same period of 1996, an improvement of $399,000 for the three month period. The Company's return on average assets and return on average equity also improved to .72% and 12.10%, respectively, for the first quarter of 1997, compared to .60% and 9.57%, respectively, for the first quarter of 1996.

      Analysis of Net Interest Income

      Net interest income for the first quarter of 1997 was $9.1 million, compared to $7.9 million for 1996. This $1.2 million or 14.7% increase was primarily the result of additional income from balance sheet growth as total interest-earning assets increased by approximately $101.9 million. Interest income was $18.1 million for the three months ended March 31, 1997, an increase of $2.2 million over 1996, while interest expense increased by $1.0 million. The average asset yield and the average cost of interest-bearing liabilities remained level at 8.36% and 4.53%, respectively. As a result, net interest spread for the first quarter of 1997 and 1996 was unchanged at 3.83% and net interest margin, which includes the benefit of noninterest bearing funds, decreased from 4.14% for 1996 to 4.12% for 1997.

      The following table summarizes the average yields earned on interest-earning assets and the average rates paid on interest-bearing liabilities for the three months ended March 31, 1997 and 1996 (in thousands):

                                                                Three Months Ended March 31,
                                             --------------------------------------------------------------------------
                                                           1997                                   1996
                                             ----------------------------------     -----------------------------------
                                             Average                  Average        Average                  Average
                                             Balance     Interest      Rate          Balance    Interest       Rate
                                             --------    -------    -----------     --------    --------    -----------
Interest earning assets:
Loans, net ...............................   $745,893    $16,506       8.77%         $    67    $14,778     $      8.68%
Investment securities ....................     33,749        486       5.83           32,275        428            5.34
Mortgage backed securities ...............     19,962        306       6.12           20,403        291            5.71
Interest bearing deposits in banks .......        118         --       5.49               43         --            3.67
FHLB stock ...............................      4,869         87       7.25            3,695         68            7.28
Federal funds sold .......................     52,950        685       5.17           21,743        297            5.40
                                             --------    -------                    --------    -------     -----------
Total interest-earning assets ............    857,541     18,070       8.36          755,598     15,862            8.36
Non interest-earning assets ..............     49,507                                 46,291
                                             --------                               --------
Total assets .............................   $907,048                               $801,889
                                             ========                               ========
Interest-bearing liabilities:
Interest checking ........................   $ 88,679        240       1.10         $  77,55        254            1.32
Savings ..................................     27,082        137       2.05           29,322        159            2.17
Passbook gold ............................    221,023      2,649       4.86           70,735        766            4.36
Money market .............................     33,007        165       2.03           39,709        219            2.22
Time deposits ............................    410,499      5,471       5.40          482,125      6,481            5.41
Subordinated debt ........................      6,000        108       7.17               --         --              --
Other borrowings .........................     16,137        199       5.01            4,357         48            4.40
                                             --------    -------                    --------    -------
Total interest-bearing liabilities .......    802,427      8,969       4.53          703,800      7,927            4.53
Non interest-bearing liabilities .........     50,910                                 47,658
Stockholders' equity .....................     53,711                                 50,431
                                             --------                               --------
Total liabilities and equity .............   $907,048                               $801,889
                                             ========                               ========
Net interest income & net interest spread.               $ 9,101       3.83%                    $ 7,935            3.83%
                                                         =======       ====                     =======     ===========
Net interest margin ......................                             4.12%                                       4.14%
                                                                       ====                                 ===========


                                                         Increase
                                                  (Decrease) due to (1)
                                                 ----------------------
Changes in Net Interest Income                    Volume         Rate            Total
------------------------------                   -------        -------        -------
Interest earning assets:
Loans, net ...............................       $ 1,428        $   300        $ 1,728
Investment securities ....................            28             30             58
Mortgage backed securities ...............            (6)            21             15
Interest bearing deposits in banks .......            --             --             --
FHLB stock ...............................            21             (2)            19
Federal funds sold .......................           401            (13)           388
                                                 -------        -------        -------
   Total change in interest income .......         1,872            336          2,208
Interest-bearing liabilities:
   Interest checking .....................            31            (45)           (14)
   Savings ...............................           (14)            (8)           (22)
   Passbook gold .........................         1,786             97          1,883
   Money market ..........................           (37)           (17)           (54)
   Time deposits .........................          (845)          (165)        (1,010)
   Subordinated debt .....................           108             --            108
   Other borrowings ......................           138             13            151
                                                 -------        -------        -------
   Total change in interest expense ......         1,167           (125)         1,042
                                                 -------        -------        -------
Increase (decrease) in net interest income       $   705        $   461        $ 1,166
                                                 =======        =======        =======

(1) Changes in net interest income due to changes in volume and rate are based on absolute value.

      Noninterest Income

      Noninterest income for the first quarter of 1997 was $3.1 million, compared to $678,000 for the same period in 1996, an increase of $2.4 million. Of the increase, $898,000 was the result of increased income from mortgage banking operations, principally gains on sale of loans, net of certain capitalized costs of production. In addition, the Company elected to sell certain portfolio loans and recorded gains on sale of loans amounting to $1.2 million for the first quarter of 1997. Other improvements included $93,000 from a third-party fee-based checking account program under the name "Generations Gold" and an increase of $62,000 in other sources of fee income on deposit accounts.

      The following table reflects the components of noninterest income for the three months ended March 31, 1997 and 1996 (in thousands):

                                                  For the Three Months Ended March 31,
                                                  ------------------------------------
                                                                              Increase
                                                  1997           1996        (Decrease)
                                                  ----           ----        ---------
Service charges on deposit accounts ...          $  438         $  376         $   62
Loan fee income .......................             125            125             --
Income from mortgage banking activities             898             --            898
Gains on sales of portfolio loans .....           1,188            (11)         1,199
Gain on sale of investments ...........              42              4             39
Generations Gold fee income ...........             100              7             93
Merchant charge card processing fees ..              48             23             25
Other income ..........................             285            154            130
                                                 ------         ------         ------
Total noninterest income ..............          $3,124         $  678         $2,446
                                                 ======         ======         ======


      Noninterest Expense

      General and administrative ("G&A") expenses for the first quarter of 1997 were $8.2 million compared to $6.0 million for the same period in 1996, an increase of $2.3 million. The major factor responsible for the expense increase was the expansion of the Company's mortgage banking activities which accounted for substantially all of the increase in employees from 436 at March 31, 1996 to 644 at March 31, 1997. Total noninterest expenses, which include G&A expense, provisions for losses on ORE properties, ORE income and expense, and amortization of premiums paid on deposits, were $8.5 million for the first quarter of 1997 compared to $6.2 million for the same period last year.

      The following table reflects the components of noninterest expense for the three months ended March 31, 1997 and 1996 (in thousands):

                                                            For the Three Months
                                                             Ended March 31,
                                                 -------------------------------------
                                                                               Increase
                                                   1997           1996        (Decrease)
                                                 -------        -------        -------
Salaries and benefits .............              $ 4,366        $ 3,253        $ 1,113
Net occupancy expense .............                1,284          1,025            259
Advertising .......................                  209             80            129
Data processing fees ..............                  391            317             74
FDIC and state assessments ........                  127            270           (143)
Telephone expense .................                  251            125            126
Legal and professional ............                  248            106            142
Postage and supplies ..............                  336            229            107
Other operating expense ...........                1,028            551            477
                                                 -------        -------        -------
G & A expenses ....................                8,240          5,956          2,284
Provision for losses on ORE .......                  170            180            (10)
ORE expense, net of ORE income ....                  (13)             1            (14)
Amortization of premium on deposits                  123            123             --
                                                 -------        -------        -------
Total noninterest expense .........              $ 8,520        $ 6,260        $ 2,260
                                                 =======        =======        =======



YEARS ENDED DECEMBER 31, 1996 AND 1995

      Comparison of Balance Sheets at December 31, 1996 and 1995

      Overview

      Total assets of the Company were $907.9 million at December 31, 1996 and $802.0 million at December 31, 1995, an increase of $105.9 million. This growth was primarily the result of the expansion of the Company's residential loan production capabilities. Total loans increased by $73.6 million from $669.4 million at the end of 1995 to $743.0 million at the end of 1996. Total deposits increased by $84.9 million from $743.1 million at year-end 1995 to $828.0 million at year-end 1996.

      Investment and Mortgage-Backed Securities

      The Company's investment securities consisted of U.S. Treasury Bills and Notes and a $1.5 million revenue bond with the Northern Palm Beach County Improvement District (the "Revenue Bond"). The Revenue Bond is not an obligation of Palm Beach County, the State of Florida, or any political subdivision, municipality or agency thereof. The principal and interest are payable solely from and are secured equally and ratably by a lien upon and pledge of the proceeds of special assessments levied by the district. This investment is taxable for United States federal income tax purposes.

      Loans and Loans Held for Sale

      Total loans at December 31, 1996 included $706.4 million of loans held for portfolio and $36.6 million held for sale, a total of $743.0 million. At December 31, 1995, these amounts were $664.7 million and $4.7 million, respectively. The $73.6 million increase in total loans was primarily comprised of a $25.5 million increase in residential loans to $405.9 million (54.6% of total loans), and a $41.3 million increase in other real estate-secured loans. At December 31, 1996, loans secured by first liens on real estate constituted 92.0% of the total loan portfolio. Commercial (business) loans not secured by real estate increased $4.7 million while consumer loans increased $3.1 million. Residential loan sales for 1996 amounted to $106.1 million and totalled $41.5 million for 1995.

      Allowance for Loan Losses

      The allowance for loan losses amounted to $13.1 million at December 31, 1996, compared to $14.9 million at December 31, 1995. The total amount of loans for determining the adequacy of the allowance includes $467.5 million of loans originated by the Company and purchased loans amounting to $275.5 million.

      The Company made various loan purchases totaling $157.4 million during 1994, $102.3 million during 1995 and $8.2 million in 1996. The Company allocated a portion of the discount on its purchased loans to the allowance in amounts consistent with loan loss allowance policy guidelines and recorded the remainder as an unearned discount to be accredited to income as a yield adjustment. In 1995 such allocation included $7.2 million related solely to the March 1995 Purchase. Subsequently, the principal balance of the March 1995 Purchase had declined to $39.9 million and losses on certain nonperforming loans in this pool had reduced the allowance allocated to this purchase to $5.9 million. The Company's history of administering this loan purchase indicates that the expected loss rate on the remaining loans in this portfolio will be less than the amount remaining in the allowance. Consequently, the Company reallocated $1.5 million from the allowance to unearned discount in the fourth quarter of 1996, reducing the December 31, 1996 allowance allocated to the March 1995 Purchase to $4.4 million. The overall allowance at year-end 1996 of $13.1 million also included $1.0 million allocated to loans purchased from CrossLand, $1.8 million allocated to other loan purchases and $6.0 million allocated to originated loans.

      Activity to the allowance during 1996 included a $1.8 million provision for loan losses, loan charge-offs (net of recoveries) of $1.8 million, and $1.7 million allocated from the allowance to unearned discount. The net charge-off amount for 1996 included $1.0 million assessed against the allowance for loans acquired in the March 1995 Purchase as properties securing certain nonperforming loans which were purchased at a substantial discount, were acquired through foreclosure and recorded at their fair value. At December 31, 1996 the amount of unearned discount on purchased loans not allocated to allowance totaled $4.7 million.

      Nonperforming Assets

      Nonperforming assets amounted to $22.8 million or 2.51% of total assets at December 31, 1996, as compared to $23.5 million or 2.93% of total assets at December 31, 1995. Nonperforming loans totaled $15.4 million at the end of 1996, an increase of $34,000 from the prior year-end total of $15.4 million. The ratio of nonperforming loans to total loans declined from 2.3% at the end of 1995 to 2.19% at year-end 1996. Nonperforming loans at December 31, 1996 and 1995 included troubled debt restructurings of $1.0 million and $.4 million, respectively. ORE acquired through foreclosure decreased by $701,000 from $8.1 million at the end of 1995 to $7.4 million at year-end 1996.

      Deposits

      Total deposits were $828.0 million at December 31, 1996, compared to $743.1 million at the prior year-end, an increase of $84.9 million. Passbook savings accounts offered to higher-balance customers at a premium rate of 5.00% increased by $156.5 million and retail checking and noninterest-bearing account balances increased $20.5 million or 19.18%. The Company reduced its reliance on time deposits through a less aggressive pricing strategy which resulted in an $83.7 million decline in certificates of deposits and a decline in other interest-bearing balances of $9.9 million. At December 31, 1996, jumbo ($100,000 and over) deposits totaled $49.3 million or 5.96% of total deposits. There were no brokered deposits.

      Convertible Subordinated Debt

      In December 1996, the Company completed a private offering of $6.0 million in the Debentures. The proceeds were used to increase the capital of the Bank. The Debentures are convertible by the holder at any time prior to maturity into the Shares at a conversion price of $17.85714 per share (equivalent to a conversion rate of 56 shares per $1,000 principal amount of Debentures). See "Description of the Debentures - Conversion of Debentures." The Debentures were sold at par and the Company incurred $213,000 in expenses associated with the offering. The Company has the right to redeem the Debentures beginning in 2001 at 106% of face value, with the premium declining 1% per year thereafter and without any premium if the price of the Company Common Stock equals or exceed 130% of the conversion price for not less than 20 consecutive trading days. See "Description of the Debentures - Optional Redemption."

      Stockholders' Equity

      Stockholders' equity of the Company was $54.3 million at December 31, 1996, or 6.0% of total assets compared to $50.9 million or 6.3% of total assets at December 31, 1995. At December 31, 1996, the Company's and the Bank's capital ratios were all in excess of minimum regulatory guidelines for an institution to be considered "well-capitalized."

      Comparison of Results of Operations for the Year Ended December 31, 1996 and 1995

      Overview

      Consolidated net income for 1996 was $3.8 million or $.76 per share, compared to $5.8 million or $1.26 per share for 1995. Consolidated net income excluding the SAIF special assessment would have been $5.3 million or $1.08 per share for 1996 as compared to $4.2 million or $.92 per share for 1995, excluding negative goodwill accretion.

      Analysis of Net Interest Income

      Net interest income for 1996 was $34.0 million compared to $27.9 million for 1995. This $6.2 million or 22.1% increase was primarily the result of $3.9 million in additional income from balance sheet growth and a more favorable mix of earning assets. An increase in net interest spread also improved net interest income by $2.2 million. Interest income was $66.9 million for 1996, an increase of $9.1 million over 1995. During the same period, interest expense increased by $2.9 million from $30.0 million for 1995 to $32.9 million for 1996. Asset yield increased 25 basis points from 8.21% for 1995 to 8.46% for 1996 and average earning assets increased $83.6 million. The average cost of interest-bearing liabilities decreased 5 basis points from 4.55% to 4.50%. Net interest spread increased 30 basis points from 3.66% for 1995 to 3.96% for 1996 and net interest margin, which includes the benefit of noninterest bearing funds, increased from 3.94% for 1995 to 4.28% for 1996.

      The following table summarizes the average yields earned on interest-earning assets and the average rates paid on interest-bearing liabilities for the years ended December 31, 1996 and 1995 (in thousands):

                                                              Years Ended December 31,
                                        -----------------------------------------------------------
                                                     1996                            1995
                                        -----------------------------------------------------------
                                         Average              Average    Average             Average
                                         Balance     Interest  Rate      Balance    Interest   Rate
                                        --------    -------    ----     --------    -------    ----
Interest earning assets:
  Loans, net .........................  $704,919    $62,244    8.78%    $604,535    $52,389    8.65%
  Investment securities ..............    25,905      1,413    5.46       31,042      1,431    4.60
  Mortgage backed securities .........    20,494      1,325    6.46       13,515        827    6.12
  Interest bearing deposits in banks .        79          2    2.91          290         17    5.82
  FHLB stock .........................     4,548        330    7.26        3,126        231    7.40
  Federal funds sold .................    30,188      1,633    5.32       49,978      2,968    5.86
                                        --------    -------             --------    -------
  Total interest-earning assets ......   786,133     66,947    8.46      702,486     57,863    8.21
  Non interest-earning assets ........    46,343                          45,556
                                        --------                        --------
  Total assets .......................  $832,476                        $748,042
                                        ========                        ========

Interest-bearing liabilities:
  Interest checking ..................    80,442        944    1.17     $ 67,005      1,081    1.61
  Savings ............................   170,100      7,281    4.28       90,904      3,281    5.57
  Money market .......................    37,778        809    2.14       58,862      1,735    2.94
  Time deposits ......................   433,860     23,392    5.39      439,824     23,777    5.41
  FHLB advances ......................       956         52    5.21
  Other borrowings ...................     8,884        448    4.95        3,304        127    3.85
                                        --------    -------    ----     --------    -------    ----
  Total interest-bearing liabilities .   732,020     32,926    4.50      659,899     30,001    4.55
  Non interest-bearing liabilities ...    48,821                          45,285
  Stockholders' equity ...............    51,635                          42,858
                                        --------                        --------
  Total liabilities and equity .......  $832,476                        $748,042
                                        ========                        ========
  Net interest income/net interest ...
    spread ...........................              $34,021    3.96%                $27,862    3.66%
                                                    =======    ====                 =======    ====
  Net interest margin ................                         4.28%                           3.94%
                                                               ====                            ====


                                                         Increase
                                                 (Decrease) Due to (1)
                                                 ----------------------
Changes in Net Interest Income                   Volume          Rate           Total
------------------------------                   -------        -------        -------
Interest earning assets:
  Loans, net .......................             $ 8,108        $ 1,747        $ 9,855
  Investment securities ............                 (91)            73            (18)
  Mortgage backed securities .......                 449             49            498
  Interest bearing deposits in banks                  (9)            (6)           (15)
  FHLB stock .......................                 103             (4)            99
  Federal funds sold ...............              (1,091)          (244)        (1,335)
                                                 -------        -------        -------
  Total change in interest income ..               7,469          1,615          9,084
Interest-bearing liabilities:
  Interest checking ................                 191           (328)          (137)
  Savings ..........................               3,738            262          4,000
  Money market .....................                (530)          (396)          (926)
  Time deposits ....................                (173)          (212)          (385)
  FHLB advances ....................                  52             --             52
  Other borrowings .................                 248             73            321
                                                 -------        -------        -------
  Total change in interest expense .               3,526           (601)         2,925
                                                 -------        -------        -------
  Increase (decrease) in net
    interest income ................             $ 3,943        $ 2,216          6,159
                                                 =======        =======          =====



(1) Changes in net interest income due to changes in volume and rate are based on absolute values.

  Noninterest Income

  Noninterest income for 1996 was $5.6 million compared to $2.8 million for 1995, an increase of $2.9 million. The gain on sale of the former headquarters building accounted for $1.2 million of the increase. Income from the Company's expanded mortgage banking activities increased $878,000, service fees on deposit accounts increased $211,000, loan service and other ancillary fees increased $327,000, and net gains on sale of investments increased $343,000. Other sources of income increased $148,000 and merchant charge card processing fees, a program which has been discontinued, declined $249,000.

  The following table reflects the components of noninterest income for the years ended December 31, 1996 and 1995 (in thousands):

                                                      For the Years Ended December 31,
                                                 --------------------------------------------
                                                   1996           1995    Increase (Decrease)
                                                 --------------------------------------------
Service charges on deposit accounts ......       $1,606         $1,395             $   211
Loan fee income ..........................          604            277                 327
Income from mortgage banking activities ..        1,002            124                 878
Gain on sale of ORE held for investment ..        1,207             --               1,207
Net gains on sale of investments .........          370             27                 343
Merchant charge card processing fees .....            1            250                (249)
Other income .............................          826            678                 148
                                                 ------         ------             -------
Total noninterest income .................       $5,616         $2,751             $ 2,865
                                                 ======         ======             =======


  Noninterest Expense

  Total noninterest expenses for 1996 were $31.8 million compared to $22.9 million for the same period in 1995, an increase of $9.0 million. Noninterest expenses for 1996 include a $2.5 million charge for the one-time SAIF Special Assessment (See "Business--Supervision and Regulation--Deposit Insurance") and a $1.6 million provision for losses on ORE, primarily related to two ORE properties. See "Other Real Estate Acquired Through Foreclosure." G&A expenses for 1996, included in the noninterest expense total, were $27.4 million compared to $22.1 million, an increase of $5.2 million. The increase was primarily the result of expanding the Company's mortgage banking activities and related administrative support units.

  The following table reflects the components of noninterest expense for the years ended December 31, 1996 and 1995 (in thousands):

                                             For the Years Ended December 31,
                                       ----------------------------------------------
                                         1996            1995     Increase (Decrease)
                                       --------         -------   -------------------
Salaries and benefits ..............   $ 14,309         $11,251             $ 3,058
Net occupancy expense ..............      4,507           3,211               1,296
Advertising ........................        519             439                  80
Data processing fees and services ..      1,451           1,152                 299
FDIC and state assessments .........        949           1,566                (617)
Other operating expense ............      5,617           4,500               1,117
                                       --------         -------             -------
G & A expenses .....................     27,352          22,119               5,233
SAIF Special Assessment ............      2,539              --               2,539
Provision for losses on ORE ........      1,611              --               1,611
Other ORE expense (income) .........       (172)            289                (461)
Amortization of premium on deposits.        491             450                  41
                                       --------         -------             -------
Total noninterest expense ..........   $ 31,821         $22,858             $ 8,963
                                       ========         =======             =======

YEARS ENDED DECEMBER 31, 1995 AND 1994

      Comparison of Balance Sheets at December 31, 1995 and 1994

      Overview

      Total assets were $802.0 million at December 31, 1995 compared to $626.4 million at year-end 1994, an increase of $175.6 million or 28.0%. The source of funds for this growth included $126.6 million in deposits from the thirteen branches opened in the latter part of 1994 and throughout 1995. These additional funds were primarily invested in residential and commercial real estate-secured loans. Total stockholders' equity increased by $14.7 million to $50.9 million at year-end 1995 as a result of the 1995 stock offerings and earnings retention.

      Investment and Mortgage-Backed Securities

      Investment securities, consisting of U.S. Treasury and federal agency securities, were $64.8 million at December 31, 1995 compared to $40.2 million at December 31, 1994, an increase of $24.5 million. This increase included $19.7 million from securitizing a portion of the Company's residential loan originations into mortgage backed securities to improve liquidity and risk based capital ratios.

      Loans and Loans Held for Sale

      Total loans were $669.4 million at December 31, 1995, an increase of $153.1 million or 29.6% over the $516.3 million total at year-end 1994. One-to-four family residential mortgages amounted to $388.2 million at year-end 1995 compared to $293.1 million at year-end 1994, an increase of $95.1 million. Fundings of residential loans through direct lending activities and a correspondent/broker network amounted to $119.7 million and there were $100.3 million in residential loan purchases. The next largest loan category, commercial real estate, amounted to $153.2 million at December 31, 1995 compared to $112.1 million at year-end 1994, an increase of $41.1 million. Multi-family residential loans amounted to $75.1 million at year-end 1995 compared to $60.8 million at December 31, 1994. Substantially all fundings of commercial real estate and multi-family residential loans were through direct lending activities.

      Commercial (business) loans amounted to $29.7 million at December 31, 1995 compared to $24.6 million at year-end 1994, an increase of $5.1 million. Consumer loans, consisting primarily of loans secured by second liens on residential real estate, amounted to $6.8 million at year-end 1995 compared to $6.4 million at end of the prior year, an increase of $421,000.

      Allowance for Loan Losses

      The allowance for loan losses amounted to $14.9 million at December 31, 1995, an increase of $7.8 million from the $7.1 million allowance at December 31, 1994. This increase primarily resulted from the transfer of $7.7 million of discounts from purchases of various loan pools into an allowance established for those loans. During March 1995 the Company made the March 1995 Purchase for a cash payment of $39.9 million with a resulting discount of $8.2 million. The March 1995 Purchase included 941 loans amounting to $46.3 million, which were current as to their scheduled principal and interest payments, and 34 loans amounting to $1.8 million which were delinquent 90 days or more. Of this discount, $7.2 million was allocated to the allowance for those loans, based primarily on management's evaluation of collateral values, with the $982,000 remainder recorded as unearned income. At December 31, 1995, the amount included in the allowance allocated to the March 1995 Purchase was $6.9 million and such portion allocated to the allowance is available only to absorb losses in such portfolio. For a discussion of the use of allocated loan loss reserves, see "Business -- Asset Quality". Management continually monitors the status of its purchased loans and may, at a later date, adjust the amounts allocated between loan discount and the loan loss reserve. Other activity to the allowance included provisions for loan losses of $1.7 million (based generally on the growth in the loan portfolio), loan charge-offs (net of recoveries) of $1.5 million, and $503,000 in discounts allocated to allowance from other loan purchases.

      Nonperforming Assets

      Nonperforming assets amounted to $23.5 million or 2.93% of total assets at December 31, 1995, as compared to $22.5 million or 3.58% of total assets at December 31, 1994. Nonperforming assets consisted of $15.4 million of nonperforming loans and $8.1 million of ORE. Nonperforming loans at December 31, 1995 included troubled debt restructurings of $.4 million. The $1.0 million increase in nonperforming assets during 1995 consisted primarily of the addition of nonperforming commercial (business) and commercial real estate loans totaling $4.0 million, partially offset by the removal from nonperforming status, through repayment and/or return to performing status, of commercial (business) loans and commercial real estate loans totaling $2.3 million. Other reductions to nonperforming assets were in commercial (business) loans ($115,000), consumer loans ($300,000) and ORE ($1.2 million).

      Deposits

      Total deposits were $743.1 million at December 31, 1995, compared to $583.9 million at December 31, 1994, an increase of $159.2 million or 27.3%. Time deposits increased $186.0 million which was partially offset by reductions of $21.2 million in savings accounts and $8.1 million in money market accounts. Of the total increase in deposits, $126.6 million is attributable to deposit growth at 13 new branch locations opened in 1994 and 1995.

      Stockholders' Equity

      Stockholders' equity was $50.9 million at December 31, 1995, or 6.3% of total assets compared to $36.2 million or 5.8% of total assets at December 31, 1994. At December 31, 1995, the Tier 1 Capital ratio was 6.00%, the Tier 1 Risk-Based Capital ratio was 9.17%, and the Total Risk-Based Capital ratio was 10.30%, all in excess of minimum regulatory guidelines for an institution to be considered "well-capitalized". On June 27, 1995, an offering of 800,000 shares of common stock by the Bank was completed to the public and the stockholders. The shares of common stock were offered through a combined subscription rights offering and an underwritten public offering resulting in net proceeds of $9.1 million.

      Comparison of Results of Operations for Years Ended December 31, 1995 and 1994

      Overview

      Net income for the year ended December 31, 1995 was $5.8 million compared to $6.9 million for the previous year which included the non-recurring benefit from certain income tax items and a full year's accretion of negative goodwill. Income tax expense was $1.9 million for 1995 compared to $468,000 in 1994, an increase of $1.4 million. This was primarily due to a $1.3 million decrease in the deferred income tax valuation allowance in 1994 which reduced income tax expense by that amount. Earnings per share were $1.26 for 1995 compared to $1.67 for 1994. Return on average assets for 1995 was .77% compared to 1.25% in 1994, while return on average equity was 13.47% compared to 21.34% in 1994.

      Analysis of Net Interest Income

      Net interest income for 1995 was $27.9 million compared to $20.2 million for 1994. This $7.6 million or 37.6% increase was primarily the result of additional income from balance sheet growth throughout 1994 and 1995 and a more favorable asset mix as liquid assets were redeployed into higher-yielding loans. Interest income was $57.9 million for 1995, an increase of $20.7 million over 1994. Interest expense increased by $13.1 million from $16.9 million for 1994 to $30.0 million for 1995. Average asset yield increased 95 basis points and average earning assets increased $192.7 million, while the average cost of interest-bearing liabilities increased 106 basis points as a result of a more competitive market for customer deposits during 1995. Net interest spread decreased 11 basis points from 3.77% for 1994 to 3.66% for 1995 while net interest margin, which includes the benefit of noninterest bearing funds, was generally unchanged at 3.94% for 1995 compared to 3.96% for 1994.

      The following table summarizes the average yields earned on interest-earning assets and the average rates paid on interest-bearing liabilities for the years ended December 31, 1995 and 1994 (in thousands):


                                                                    Years Ended December 31,
                                             -----------------------------------------------------------------------
                                                            1995                                  1994
                                             -----------------------------------------------------------------------
                                             Average                     Average      Average                Average
                                             Balance      Interest        Rate        Balance    Interest     Rate
                                             -------      --------        ----        -------    --------     ----
Interest earning assets:
      Loans, net .........................       $604,535  $ 52,389       8.65%       $396,238   $ 32,699     8.24%
      Investment securities ..............         31,042     1,431       4.60          47,631      1,939     4.06
      Mortgage backed securities .........         13,515       827       6.12              --         --       --
      Interest bearing deposits in banks .            290        17       5.82             549         16     2.98
      FHLB stock .........................          3,126       231       7.40             255         13     5.00
      Federal funds sold .................         49,978     2,968       5.86          65,080      2,448     3.71
                                                 --------  --------       ----        --------   --------     ----
      Total interest-earning assets ......        702,486    57,863       8.21         509,753     37,115     7.26
      Non interest-earning assets ........         45,556                               40,499
                                                 --------                             --------
      Total assets .......................       $748,042                             $550,252
                                                 ========                             ========
Interest--bearing liabilities:
      Interest checking ..................       $ 67,005     1,081       1.61        $ 63,390      1,086     1.71
      Savings ............................         90,904     3,281       5.57          66,049      2,136     3.24
      Money market .......................         58,862     1,735       2.94          72,211      1,587     2.20
      Time deposits ......................        439,824    23,777       5.41         279,058     11,958     3.49
      FHLB advances ......................             --        --         --             658         36     5.52
      Other borrowings ...................          3,304       127       3.85           2,259         68     2.97
                                                 --------  --------       ----        --------   --------     ----
      Total interest-bearing liabilities .        659,899    30,001       4.55         483,625     16,871     3.49
      Non interest-bearing liabilities ...         45,285                               34,411
      Stockholders' equity ...............         42,858                               32,216
                                                 --------                             --------
      Total liabilities and equity .......       $748,042                             $550,252
                                                 ========                             ========
      Net interest income/net interest
           spread ........................                 $ 27,862       3.66%                  $ 20,244     3.77%
                                                           ========       ====                   ========     ====
      Net interest margin ................                                3.94%                               3.96%
                                                                          ====                                ====


                                                         Increase
                                                  (Decrease) Due to (1)
                                                  ---------------------
Changes in Net Interest Income                     Volume         Rate           Total
------------------------------                     ------         ----           -----
Interest earning assets:
      Loans, net .........................       $ 18,651       $  1,038       $ 19,689
      Investment securities ..............           (741)           233           (508)
      Mortgage backed securities .........            827             --            827
      Interest bearing deposits in banks .            (10)            11              1
      FHLB stock .........................            210              9            219
      Federal funds sold .................           (662)         1,182            520
                                                 --------       --------       --------
      Total change in interest income ....         18,275          2,473         20,748
Interest-bearing liabilities:
      Interest checking ..................             60            (65)            (5)
      Savings ............................          1,451           (306)         1,145
      Money market .......................           (329)           477            148
      Time deposits ......................          9,533          2,286         11,819
      FHLB advances ......................            (18)           (18)           (36)
      Other borrowings ...................             64             (5)            59
                                                 --------       --------       --------
      Total change in interest expense ...         10,761          2,369         13,130
                                                 --------       --------       --------
      Increase (decrease) in net interest
      income .............................       $  7,514       $    104       $  7,618
                                                 ========       ========       ========


(1) Changes in net interest income due to changes in volume and rate are based on absolute values.

      Noninterest Income

      Noninterest income for 1995 was $2.8 million compared to $2.6 million for 1994, an increase of $139,000. The prior year had included $315,000 from settlement of a claim against a borrower released from bankruptcy. Included in 1995 was a $57,000 lease termination settlement from a lessee who had sublet space in a building leased by the Company. Other improvements were due to a $148,000 increase in service charge and fee income from higher deposit levels and gains on sale of loans of $124,000. Income from processing charge card deposits for merchants was $250,000 in 1995 compared to $204,000 in 1994. This program was discontinued in August 1995.

      The following table reflects the components of noninterest income for the years ended December 31, 1995 and 1994 (in thousands):

                                                             For the Years
                                                          Ended December 31,
                                                 -------------------------------------
                                                                             Increase
                                                  1995           1994       (Decrease)
                                                 ------         ------      ----------

Service charges on deposit accounts              $1,395         $1,247         $  148
Loan fee income ....................                277            368            (91)
Merchant charge card processing fees                250            204             46
Gains on sales of loans ............                124             --            124
Other income .......................                705            793            (88)
                                                 ------         ------         ------
Total noninterest income ...........             $2,751         $2,612         $  139
                                                 ======         ======         ======

      Noninterest Expense

      Total noninterest expenses for 1995 were $22.9 million compared to $16.6 million for 1994, an increase of $6.3 million. G & A expenses for 1995 were $22.1 million compared to $14.9 million, an increase of $7.2 million. The primary reasons for these increases were the additional personnel and other operating costs related to the thirteen new branches which accounted for $2.9 million of the increase in G & A expense, an overall expansion of the lending and administrative functions, and a $252,000 expense to record a loss on reimbursing credit cardholders for chargebacks.

      The following table reflects the components of noninterest expense for the years ended December 31, 1995 and 1994 (in thousands):

                                                              For the Years
                                                            Ended December 31,
                                                 -------------------------------------
                                                                              Increase
                                                  1995           1994        (Decrease)
                                                 -------        -------      ----------

Salaries and benefits ..................         $11,251        $ 7,339        $ 3,912
Net occupancy expense ..................           3,211          1,308          1,903
Advertising ............................             439            349             90
Data processing fees ...................           1,152          1,472           (320)
FDIC and state assessments .............           1,566          1,188            378
Loan collection and repossession expense             128            206            (78)
Other operating expense ................           4,372          3,054          1,318
                                                 -------        -------        -------
G & A expenses .........................          22,119         14,916          7,203
ORE expense (net) ......................             289            432           (143)
Amortization of premium on deposits ....             450          1,269           (819)
                                                 -------        -------        -------
Total noninterest expense ..............         $22,858        $16,617        $ 6,241
                                                 =======        =======        =======

      Income Taxes

      Income tax expense for 1995 was $1.9 million, which was net of a $177,000 reduction in the estimated amount of the valuation allowance for the deferred tax asset and a $122,000 tax credit related to the prior year's income tax return. The income tax provision for the same period in 1994 was $468,000 which was net of a $1.3 million decrease in the valuation allowance.

LIQUIDITY AND ASSET/LIABILITY MANAGEMENT

      Liquidity

      The Asset/Liability Management Committee ("ALCO") reviews the Company's liquidity, which is its ability to generate sufficient cash to meet the funding needs of current loan demand, deposit withdrawals, and other cash demands. The primary sources of funds consist of deposits, amortization and prepayments of loans, sales of investments, other funds from operations and the Company's capital. The Bank is a member of the FHLB and has the ability to borrow to supplement its liquidity needs.

      When the Company's primary sources of funds are not sufficient to meet deposit outflows, loan originations and purchases and other cash requirements, the Company may supplementally borrow funds from the FHLB and from other sources. The FHLB system acts as an additional source of funding for banks and thrift institutions that make residential mortgage loans.

      FHLB borrowings, known as "advances," are secured by the Bank's mortgage loan portfolio, and the terms and rates charged for FHLB advances vary in loan portfolio, and the terms and rates charged for FHLB advances vary in response to general economic conditions. As a shareholder of the FHLB, the Bank is authorized to apply for advances from this bank. A wide variety of borrowing plans are offered by the FHLB, each with its own maturity and interest rate. The FHLB will consider various factors, including an institution's regulatory capital position, net income, quality and composition of assets, lending policies and practices, and level of current borrowings from all sources, in determining the amount of credit to extend to an institution. As of March 31, 1997, the Bank had no outstanding advances from the FHLB. However, the Bank has recently obtained advances in an amount sufficient to satisfy the Bank's funding needs as well as to maintain the Bank's currently liquidity levels. In addition, the Bank expects to obtain additional advances from the FHLB to fund all or a portion of the purchase price for a pool of residential mortgage loans with an aggregate principal amount outstanding of approximately $76.5 million (the "1997 Loan Purchase"). The loans will be purchased at a nominal discount. See "Business -- Supervision and Regulation--Federal Home Loan Bank System" and "--Liquidity."

      At March 31, 1997, the liquidity ratio, consisting of net cash and investments of $109.5 million divided by net deposits and short-term liabilities of $82.8 million, was 13.22% as compared to 13.42% at December 31, 1996. Net liquid assets were $33.6 million, in excess of the amount required by Florida banking regulations.

      Asset/Liability Management

      One of the primary objectives of the Company is to reduce fluctuations in net interest income caused by changes in interest rates. To manage interest rate risk, the Board of Directors has established interest-rate risk policies and procedures which delegate to ALCO the responsibility to monitor and report on interest-rate risk, devise strategies to manage interest-rate risk, monitor loan originations and deposit activity, and approve all pricing strategies.

      The management of interest rate risk is one of the most significant factors affecting the ability to achieve future earnings. The measure of the mismatch of assets maturing or repricing within certain periods, and liabilities maturing or repricing within the same period, is commonly referred to as the "gap" for such period. Controlling the maturity or repricing of an institution's assets and liabilities in order to minimize interest rate risk is commonly referred to as gap management. "Negative gap" occurs when, during a specific time period, an institution's liabilities are scheduled to reprice more rapidly than its assets, so that, barring other factors affecting interest income and expense, in periods of rising interest rates the institution's interest expense would increase more rapidly than its interest income, and in periods of falling interest rates the institution's interest expense would decrease more rapidly than its interest income. "Positive gap" occurs when an institution's assets are scheduled to reprice more rapidly than its liabilities, so that, barring other factors affecting interest income and expense, in periods of falling interest rates the institution's interest income would decrease more rapidly than its interest expense, and in periods of rising interest rates the institution's interest income would increase more rapidly than its interest expense. It is common to focus on the one-year gap, which is the difference between the dollar amount of assets and the dollar amount of liabilities maturing or repricing within the next twelve months.

      ALCO uses an industry standard computer modeling system to analyze the impact of financial strategies prior to their implementation. The system attempts to simulate the asset and liability base and project future operating results under a variety of interest rate and spread assumptions. Through this management tool, management can also, among other things, project the effects of changing its asset and liability mix and modifying its balance sheet, and identify appropriate investment opportunities. The results of these simulations are evaluated within the context of the interest-rate risk policy, which sets out target levels for the appropriate level of interest-rate risk.

      The policy is to maintain a cumulative one-year gap of no more than 15% of total assets. Management attempts to conform to this policy primarily by managing the maturity distribution of the investment portfolio and emphasizing loan originations and loan purchases carrying variable interest rates tied to interest-sensitive indices. Additionally, the Bank has joined the FHLB to enhance its liquidity position and to provide it with the ability to utilize long-term fixed-rate advances to improve the match between interest-earning assets and interest-bearing liabilities in certain periods. Currently, off-balance-sheet hedging instruments are not used to manage overall interest rate risk but such instruments are used to limit the exposure to changes in the value of residential loans held for resale and estimated loan commitments to originate and close fixed rate residential and mortgage loans. However, there continues to be a risk that such loan commitments do not close or are renegotiated in a declining interest rate environment. Management may expand its use of off-balance sheet hedging instruments to manage exposure to overall interest rate risk in the future, subject to Board approval.

      The cumulative one year gap at March 31, 1997 was $8.9 million or a positive .97% (expressed as a percentage of total assets). Management will attempt to moderate any lengthening of the repricing structure of earning assets by emphasizing variable-rate assets and, where appropriate, match-funding longer-term fixed rate loans with FHLB advances. See "Business -- Sources of Funds".

      The following table presents the maturities or repricing of interest-earning assets and interest-bearing liabilities at March 31, 1997. The balances shown have been derived based on the financial characteristics of the various assets and liabilities. Adjustable and floating-rate assets are included in the period in which interest rates are next scheduled to adjust rather than their scheduled maturity dates. Fixed rate loans are shown in the periods in which they are scheduled to be repaid according to contractual amortization and, where appropriate, prepayment assumptions based on the coupon rates in the portfolio have been used to adjust the repayment amounts. Repricing of time deposits is based on their scheduled maturities. Based on management's experience in the markets in which the Company operates, statement savings deposits are assumed to reprice at 8.3% of the total balance in the first three months, 25.0% in the four-to-twelve months category and the remaining 66.7% from one to five years. Passbook savings deposits are assumed to reprice equally over a 24 month period. Repricing of interest checking and money market accounts is assumed to occur at 10% of the total balance for every three month interval.

                        INTEREST SENSITIVITY ANALYSIS
                                MARCH 31, 1997
                            (dollars in thousands)

                                       0-3 Months             4-12 Months            1-5 Years            Over 5 Years
                                       ----------             -----------            ---------            ------------
                                               Yield/                 Yield/                Yield/                 Yield/
                                    Amount      Rate       Amount      Rate      Amount      Rate       Amount      Rate
                                    ------      ----       ------      ----      ------      ----       ------      ----

Interest-earning assets:
U.S. Treasury securities
  and government agencies ...   $   7,715      5.24%     $   1,978     5.34%     $  31,471    5.91%     $      --      --%
Revenue bonds ...............          --        --             --       --          1,545    8.60             --      --
Mortgage backed securities ..          --        --         19,661     5.53             --      --             --      --
Federal funds sold ..........      41,000      5.37             --       --             --      --             --      --
Interest bearing deposits in
  banks .....................          --        --             --       --             --      --             --      --
FHLB stock ..................          --        --             --       --             --      --          5,081    7.25
Loans .......................     163,252      9.13        218,238     8.32        245,912    8.68        121,091    8.18
                                ---------                ---------               ---------              ---------
Total interest-earning
  assets ....................   $ 211,967      8.26      $ 239,877     8.07      $ 278,928    8.37      $ 126,172    8.14

Interest-bearing
liabilities:
Deposits
  Interest checking .........   $   8.991      1.09      $  26,973     1.09      $  53,931    1.09      $      --
  Money market ..............       2,667      2.08          8,001     2.08         21,349    2.08             --      --
  Savings ...................       2,298      1.98          6,894     1.98         18,377    1.98             --      --
  Passbook Gold .............      27,972      4.88         83,916     4.88        111,888    4.88             --      --
  Time deposits .............     106,146      5.14        152,762     5.20        147,797    5.86             32    5.92
  Subordinated debt .........          --        --             --       --             --      --          6,000    6.00
  Obligations under capital
    leases ..................          45      7.49            135     7.49            263    7.49             --      --
  Repurchase agreements .....      16,160      4.99             --       --             --      --             --      --
                                ---------                ---------               ---------              ---------
Total interest-bearing
  liabilities ...............   $ 164,279      4.76      $ 278,681     4.54      $ 353,605    4.39      $   6,032    6.00
                                ---------                ---------               ---------              ---------

Excess (deficiency) of
  interest-earning assets
  over interest-bearing
  liabilities ...............   $  47,688      3.50%     $ (38,804)    3.53%     $ (74,677)   3.98%     $ 120,140    2.14%
                                =========      ====      =========     ====      =========    ====      =========    ====

Cumulative excess
  (deficiency) of interest-
  earning assets over
  interest-bearing
  liabilities ...............   $  47,688      3.50%     $   8,884     3.54%     $ (65,793)   3.72%     $  54,347    3.69%
                                =========      ====      =========     ====      =========    ====      =========    ====

Cumulative excess
  (deficiency) of interest-
  earning assets over
  interest-bearing
  liabilities as a percent of
  total assets ..............                  5.23%                    .97%                 (7.21)%                 5.96%
                                               ====                    ====                  =====                   ====


EFFECTS OF INFLATION

      As a financial institution, the majority of the Company's assets are monetary in nature and, therefore, differ greatly from those of most industrial or commercial companies that have significant investments in fixed assets. The effects of inflation on the financial condition and results of operations, therefore, are less significant than the effects of changes in interest rates. The most significant effect of inflation is on noninterest expense, which tends to rise during periods of general inflation.

                                   BUSINESS

      The Company is a bank holding company organized in March 1996 under the laws of the State of Florida and is the parent of the Bank, a Florida-chartered, federally-insured commercial bank. At March 31, 1997, the Company's total assets were $912.1 million, total loans were $748.5 million, total deposits were $829.1 million and total stockholders' equity was $55.6 million. The Company is regulated by the Federal Reserve and the Bank is regulated by the Department and the FDIC. The Bank's deposits are insured by the FDIC up to applicable limits. The Bank is a member of the FHLB. See "--Supervision and Regulation."

BACKGROUND AND PRIOR OPERATING HISTORY

      In May 1993, the Controlling Stockholders, William R. Hough and John W. Sapanski, acquired from the prior controlling stockholder over 99% of the Bank's outstanding common stock for $4.5 million and made an additional capital infusion of $3.5 million to meet regulatory capital requirements. The transaction was accounted for using purchase or push-down accounting treatment, which established a new accounting basis. The assets and liabilities were restated from historical cost to their fair market values as of May 28, 1993, premises and equipment totaling $1.4 million were written off, and the historical equity capital balances were not carried forward. The excess of fair market value of assets acquired and liabilities assumed exceeded the cost of acquisition by $5.9 million which resulted in the creation of "negative goodwill" in that amount. That negative goodwill was accredited to income over a 26 month period from May 28, 1993 through July 31, 1995, the weighted average life of the earning assets at the Change in Control.

      Pursuant to the CrossLand Purchase and Assumption, the Bank purchased 12 branches in Pinellas, Manatee and Sarasota counties from CrossLand, a federal stock savings bank, and assumed deposit liabilities of $327.7 million. The Bank paid CrossLand $11.5 million for the branches and related furniture, fixtures, equipment and other assets, plus a $1.9 million (sixty basis points) premium on the dollar amount of the deposits assumed. Concurrently, the Bank purchased performing and non-performing loans secured by real estate and ORE amounting to $201.6 million from CrossLand. The CrossLand Purchase and Assumption increased total assets to $531.3 million and total deposits to $494.3 million at December 31, 1993.

      In December 1993, the Bank sold 1,398,200 shares of its common stock in an initial public offering at a price of $8.00 per share. The net proceeds of the offering totaled $10.3 million. In addition, the Bank sold 75,000 shares of Series A non-cumulative convertible perpetual preferred stock for a purchase price of $6.6 million (or $88.00 per share). In June 1995, the Bank sold 800,000 shares of its common stock in a combined subscription rights and public offering at $12.50 per share, with net proceeds totaling $9.1 million.

      In February 1996, the Bank's shareholders approved a reorganization under which the Bank became a wholly-owned subsidiary of the Company. All holders of shares of the Bank's common and preferred stock received one share of the Company's Common Stock for each share of the Bank's common stock held of record and one share of the Company's $20.00 par value noncumulative convertible perpetual preferred stock for each share of the Bank's preferred stock held of record. Holders of outstanding options to purchase or acquire the Bank's common stock received options to purchase an equal number of shares of Company Common Stock.

      In December 1996, the Company completed a private offering of $6.0 million of the Debentures.

      In May 1997, the Company and RBI Capital filed a registration statement with the Commission relating to the Preferred Offering by RBI Capital of 2,500,000 shares of the Preferred Securities. The proceeds from the Preferred Offering will be used to purchase an equivalent amount of Junior Subordinated Debentures. The net proceeds from the sale of the Junior Subordinated Debentures will be contributed by the Company to the capital of the Bank. The Preferred Offering is expected to be completed before the end of the Company's second quarter.

BUSINESS STRATEGY

      The Company's business strategy entails (i) originating and purchasing real estate secured loans for portfolio and sale and originating business and consumer loans for portfolio; (ii) improving market share and expanding its market area through acquisitions of financial institutions and de novo branching; (iii) increasing non-interest income through expanded mortgage banking activities and emphasizing commercial and retail checking relationships; and (iv) increasing its range of products and services. While pursuing this strategy, management remains committed to improving asset quality, managing interest rate risk and enhancing profitability.

      The Company's business strategy has resulted in:

      - Expanded Branch Network - Since the Change in Control in May 1993, the Company has expanded its branch network from seven branches in northern Pinellas County to its current 35 branches in Hernando, Pasco, Pinellas, Manatee, Sarasota and Orange Counties. Further market expansion will occur upon consummation of the FFO Merger later this year which will add eleven branches in the central Florida market, including five in Osceola County, five in Brevard County, and one in Orange County, bringing the total number of branches to 46.

      - Increased Levels and Sources of Noninterest Income - The Company has expanded its sources and amounts of fee income by emphasizing mortgage banking activities and new products, including a program that generates fee income for the Company when the Company's checking account customers utilize the travel and other services of certain third-party providers.

      - Improved Asset Quality Ratios - The assets acquired in the Change in Control and the CrossLand Purchase and Assumption included significant levels of nonperforming assets. As a result, the Company's nonperforming assets-to-total assets ratio was 4.95% at year-end 1993. This ratio had been reduced to 2.58% at March 31, 1997. This reduction was achieved primarily through the implementation of consistent loan underwriting policies and procedures, centralization of all credit decision functions and growth in the loan portfolio. Nonperforming assets at March 31, 1997, included $16.5 million of loans and ORE, primarily originated prior to the Change in Control, $1.4 million from assets acquired in the CrossLand Purchase and Assumption and $5.7 million from assets originated or purchased after December 31, 1993.

      - Management of Interest Rate Risk - One of the Company's primary objectives is to reduce fluctuations in net interest income caused by changes in market interest rates. To manage interest rate risk, the Company generally limits holding loans in its portfolio to those that have variable interest rates tied to interest-sensitive indices and actively manages the maturities within the investment portfolio. The Company believes, based on its experience, that, as of March 31, 1997, the anticipated dollar amounts of assets and liabilities which reprice or mature within a one-year time horizon are closely matched.

RECENT AND PENDING ACQUISITIONS

      Management believes that acquisitions of financial institutions provide the Company with an opportunity to enhance its market presence and size in a manner which is generally quicker and more cost effective than de novo branching. Management believes that its banking products and customer services will enable it to preserve its relationships with the customers of acquired financial institutions.

      On April 18, 1997, the Company acquired Firstate, a thrift institution headquartered in Orlando, Florida, with branches in downtown Orlando and Winter Park, for a cash purchase price of $5.5 million. Firstate was not publicly traded. At April 18, 1997, Firstate had total assets of $71.1 million and total deposits of $67.9 million. The acquisition was accounted for as a purchase, and the amount of goodwill recorded was $130,000. Because it qualified as a "weak institution" under the SAIF recapitalization legislation enacted in September 1996, Firstate was not required to pay a $519,063 special assessment to the SAIF that otherwise would have been due and payable. The Company recorded an accrual for the special assessment at acquisition and has elected to pay a pro rata portion of the special assessment ($346,734 from July 1 to December 31, 1997) and pay quarterly assessments on the deposits assumed from Firstate at the Company's SAIF assessment rate currently in effect. See "Pro Forma Financial Data" and "Business--Supervision and Regulation."

      On April 14, 1997, the Company and FFO entered into the FFO Agreement providing for the acquisition of FFO by the Company, pursuant to the FFO Merger. FFO has 11 branches in Osceola, Orange and Brevard counties. At March 31, 1997, FFO had total assets of $320.0 million and total deposits of $285.7 million. Mr. Hough, one of the Company's Controlling Stockholders, also owns a majority interest in FFO. Under the terms of the FFO Agreement, the Company will exchange
0.29 of a share of the Company's Common Stock for each of the 8.4 million outstanding shares of FFO Common Stock. If the product of (i) the exchange ratio and (ii) the average market price of the Company's Common Stock for a period ending shortly prior to closing is below $4.10, the exchange ratio will be adjusted for decreases in the price of Company Common Stock; however, in no event will the exchange ratio exceed 0.30. Outstanding options for FFO Common Stock will be converted into options for Company Common Stock on the same basis. FFO has the right not to consummate the FFO Agreement if the above average market price of Company Common Stock is less than $13.50. Either party has the right to terminate the agreement if the FFO Merger does not occur by November 1, 1997. The FFO Merger will be accounted for as a corporate reorganization under which Mr. Hough's interest in FFO will be carried forward at its historical cost in a manner similar to that of a pooling of interest accounting, while the minority interest in FFO will be recorded using purchase accounting rules. The transaction is subject to approval by a majority vote of the stockholders of the Company and FFO, approval by various regulatory authorities and receipt of opinion that the transaction qualifies as a tax-free reorganization.

      Management of the Company believes that the composition of FFO's assets and liabilities is substantially similar to that of the Company. At December 31, 1996, the Company's loan portfolio included 56.4% in one-to-four family first residential mortgages; 9.2% in other residential first mortgage loans (primarily secured by multi-family properties); 32.9% in commercial real estate, construction/land development, and other business loans; and 3.3% in consumer loans, consisting of home equity loans as well as extensions of credit for other household purposes such as automobile loans and secured personal loans. The corresponding percentages for FFO were 60.8%, 8.8%, 20.6% and 9.8%, respectively. In addition, both residential mortgage portfolios consist primarily of adjustable-rate loans. The Company's ratio of nonperforming assets to assets at March 31, 1997, was 2.6%, compared to 3.2% for FFO. On a pro forma basis, the ratio for the Company and FFO combined would have been 2.6%. For the Company, real estate-secured loans and ORE comprised 90.0% of total nonperforming assets and FFO's nonperforming assets were virtually all real estate-secured. Also at December 31, 1996, the Company's deposit base included 6.1% in demand deposits, 44.2% in savings and interest-bearing transactions accounts, and 49.7% in time deposits. The corresponding percentages for FFO were 5.0%, 20.2%, and 74.8%, respectively.

BRANCH NETWORK

      Currently, the Company has 35 branches, including three branches in Pasco County, 20 branches in Pinellas County, seven branches in Manatee County, two branches in Sarasota County, and one branch in each of Hernando, Orange and Seminole Counties. As a multi-branch institution, the Company's market area encompasses all of the counties in which it operates. The Company also operates ten loan production offices in Pinellas, Lee, Orange, Palm Beach and Polk Counties in Florida and an office in Boston, Massachusetts.

      Most of the Company's branches are in Metropolitan Statistical Areas ("MSA"). An MSA is defined by the U.S. Census Bureau as a geographic area with a significant population nucleus, along with any adjacent communities that have a high degree of economic and social integration with that nucleus. Of the Company's branches, 33 are in the MSAs which anchor the west coast of Florida:
Tampa-St. Petersburg-Clearwater, which includes Hillsborough, Hernando, Pasco and Pinellas counties, and Sarasota-Bradenton, comprised of Manatee and Sarasota counties. As of January 1, 1996, the latest estimates available, the Tampa-St. Petersburg MSA had a population of 2.2 million, ranking it 23rd in the nation. Sarasota-Bradenton had a population of 539,000, ranking it 95th. Together the two MSAs had a combined population of 2.75 million residents which would rank approximately 12th in the United States. The other two branches are in the Orlando MSA. The economic base of the three MSAs in which the Company has branches are supported by a large and growing segment of retirees, tourism, which contributes to the economic base throughout the year, and light industry.

      The west coast of Florida is highly competitive with 279 branches of banks and savings and loan institutions operating in Pinellas County, 90 in Pasco County, 81 in Manatee County, and 132 in Sarasota County, as of September 30, 1996, the most recent date that comparative data was available. The largest commercial banking institutions in Florida operate in each of the three counties. As in most market areas, competition for deposits also exists from money market funds and credit unions. Competition for mortgage loans is extremely strong from specialized lenders, other mortgage bankers and independent brokers capable of selling qualified mortgage loans to the highest bidder. Similarly, consumers can choose from a wide range of suppliers of personal credit, including credit card companies, consumer finance companies and credit unions.

      The Company ranked 13th among banks and 24th among all depository institutions in the state of Florida in terms of deposits held as of September 30, 1996, the latest date for which data is available. Ranked by deposits, the Company was the 15th largest in Pasco County, the 7th largest in Pinellas County, the 5th largest in Manatee County and the 14th largest in Sarasota County. As the table below indicates, market share ranges from six percent in Manatee County to one percent in Pasco.

                          Branch Deposits by County
                              September 30, 1996

                                                  Company         Total       Market
                                                 Deposits       Deposits       Share
                                                 --------       --------       -----
                                                            (In millions)

Pasco ........................................   $    42        $ 3,899          1.1%
Pinellas .....................................       502         12,787          3.9
Manatee ......................................       167          2,770          6.0
Sarasota .....................................        72          5,860          1.2
                                                 -------        -------          ---
      Total                                      $   783        $25,316          3.1%
                                                 =======        =======          ===



SOURCES OF FUNDS

      Deposit accounts are the primary source of funds for lending, investment, and other general business purposes. In addition to deposits, funds are derived from loan repayments and loan sales. Scheduled loan payments on the residential loan portfolio are a relatively stable source of funds, while residential loan prepayments, deposit in-flows and out-flows are significantly influenced by general interest rate and money market conditions. Funding needs may be supplemented through borrowings from the FHLB which are secured by a blanket lien on the portfolio of residential loans. Management believes that current funding requirements can be met through retail deposits, without reliance on brokered deposits. To the extent there are requirements for short-term financing beyond liquid assets, the Company intends to rely on repurchase agreements, FHLB advances, and other traditional money market sources of funding. For additional discussion of asset/liability management policies and strategies, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Asset/Liability Management".

      A full range of deposit services is offered, including checking and other transaction accounts, savings accounts, and time deposits. At March 31, 1997, the Company had no brokered deposits, and time deposits in amounts of $100,000 or more constituted 6.0% of total deposits.

      The following table sets forth the principal types of deposit accounts offered and the aggregate amounts of such accounts at March 31, 1997 (in thousands):

                                                              Weighted
                                                               Average                              Percent of
                                                            Interest Rate          Amount         Total Deposits
                                                            -------------          ------         --------------

Noninterest bearing.....................................         0.00%            $ 49,066              5.9%
Interest checking.......................................         1.09               89,895             10.8
Passbook savings........................................         4.88              223,776             27.0
Statement savings.......................................         1.98               27,569              3.3
Money market............................................         2.08               32,017              3.9
Time deposits with original maturities of:
  One year or less......................................         5.07              112,509             13.6
  Over 1 year through 5 years...........................         5.22              197,481             23.8
  Over 5 years..........................................         6.20               96,747             11.7
                                                                                  --------            -----
  Total time deposits (1)...............................         5.41              406,737             49.1
                                                                                  --------            -----
Total deposits..........................................         4.24%            $829,060            100.0%
                                                                                  ========            =====



(1)   Includes time deposits in amounts of $100,000 or more of $50.0 million.

      At March 31, 1997, scheduled maturities of total time deposits were as follows:

                    Period ended                 Percent of
                      March 31,     Amount     Time Deposits
                    -----------     ------     -------------
                                (In thousands)

                        1997      $258,908          63.7%
                        1998        51,622          12.7
                        1999        46,898          11.5
                        2000        18,256           4.5
                        2001        31,021           7.6
                     Thereafter         32           0.0
                                  --------         -----
                      TOTAL       $406,737         100.0%
                                  ========         =====


LENDING AND LOAN PORTFOLIO PURCHASE ACTIVITIES

      The Company originates a full range of lending products for its portfolio and real estate-secured loans for sale in the secondary market. Portfolio lending efforts are focused on customers located along the west coast and in central Florida. During 1995, the Company opened commercial loan production offices in central and southwest Florida. The portfolio objective is to maintain a one-to-four family, primarily adjustable rate, residential loan portfolio of at least 50% of its total loans and to achieve, over time, a level of approximately 10% of its total loan portfolio in consumer loans, consisting of home equity loans as well as extensions of credit for other household purposes such as automobile loans and secured personal loans. The approximate 40% remainder of the loan portfolio will consist of commercial real estate loans, multifamily residential loans and commercial (business) loans.

      In April 1996, the Company started a mortgage banking division of the Bank, which currently has eight loan production offices in Florida and one office in Boston, Massachusetts, as well as a wholesale lending operation. The wholesale lending operation is engaged in acquiring whole loans from third-party originators. Substantially all of the loans generated by the mortgage banking division are intended for sale into the secondary market on either a whole loan basis or by delivery into marketable securities, depending upon individual loan characteristics. The Company's mortgage banking division has also begun to originate home improvement and debt consolidation loans secured by junior liens on real estate and has begun selling these loans to investors in 1997. In the future, the Bank intends to securitize those types of loans, sell such loans on an individual or bulk loan basis or engage in a combination thereof.

      For 1996, originations of residential mortgage loans totaled $203.3 million, including $141.0 million in fixed rate loans and $62.3 million of adjustable rate loans. Contributing to this increase in residential mortgage loan originations was the employment of a commissioned sales force experienced in loan originations and a support staff whose compensation is also significantly incentive-based. Sales of residential loans totaled $106.1 million for 1996. For the first quarter of 1997, originations of residential mortgage loans totaled $67.4 million, including $50.2 million of fixed rate loans and $17.2 million of adjustable loans. Sales of residential loans totaled $86.0 million for the first quarter of 1997.

      Originations of commercial real estate and commercial (business) loans totaled $207.4 million for 1996 and $37.8 million for the first quarter of 1997. To date, such loan originations have been for portfolio but the Company intends to originate and sell into the secondary market a portion of its commercial real estate loans originated during 1997, collecting fee income on the sale and retaining the servicing of these loans.

      The Company purchased loans totaling approximately $193.5 million in connection with the CrossLand Purchase and Assumption. Loan purchases were $157.5 million in 1994, $102.3 million in 1995 and $8.2 million in 1996. No loan purchases were made in the first quarter of 1997. In June 1997, the Bank entered into an agreement with the FDIC for the 1997 Loan Purchase, with an aggregate principal amount outstanding of approximately $76.5 million. The loans will be purchased at a nominal discount. The transaction is expected to close in the third quarter of 1997. Additional real estate loan purchases may be considered if loan pools with acceptable yield, satisfactory creditworthiness and other characteristics become available for bid. However, during 1996 and the first quarter of 1997, loan originations were the predominate source of growth in the loan portfolio, and this is expected to continue for the foreseeable future.

      The following tables set forth information concerning the loan portfolio, based on total dollars and percent of portfolio, by collateral type as of the dates indicated:

                                  At March 31,                At December 31,
                                  ----------- ----------------------------------------------------
                                     1997       1996       1995       1994       1993        1992
                                     ----       ----       ----       ----       ----        ----
                                                               (In thousands)

Real estate mortgage loans:
  One-to-four family residential   $412,700   $419,605   $388,221   $293,146   $153,587   $  7,797
  Multifamily residential            67,531     68,337     75,127     60,795     36,735      4,461
  Commercial real estate            192,509    182,298    153,193    112,050     86,457     65,072
  Construction/land development      29,812     27,050     13,974     16,095      9,561      5,256
                                   --------   --------   --------   --------   --------   --------

Total real estate mortgage loans    702,552    697,290    630,515    482,086    286,340     82,586

Commercial (business) loans          33,125     34,427     29,687     24,579     18,581     17,546
Consumer loans                       11,747      9,983      6,847      6,426      7,509      8,374
Other loans                           1,069      1,294      2,367      3,244      4,053      2,209
                                   --------   --------   --------   --------   --------   --------
Total loans(1)                      748,493    742,994    669,416    516,335    316,483    110,715
Less:
Allowance for loan losses            13,508     13,134     14,910      7,065      6,539      1,958
                                   --------   --------   --------   --------   --------   --------
Loans, net of allowance            $734,985   $729,860   $654,506   $509,270   $309,944   $108,757
                                   ========   ========   ========   ========   ========   ========

---------------
(1)   Includes discounts, premiums, and unearned fees.

      At March 31, 1997 and December 31, 1996, the balance of loans purchased included in the portfolio amounted to $271.2 million and $286.5 million, respectively. The balance of loans held for sale included in the portfolio at March 31, 1997, and December 31, 1996 and 1995 were $40.2 million, $36.6 million, and $4.7 million, respectively.


                                                 At March 31,                      At December 31,
                                                 ------------  --------------------------------------------------------
Based on percent of portfolio:                      1997        1996          1995        1994        1993         1992
------------------------------                      ----        ----          ----        ----        ----         ----
Real estate mortgage loans:
 One-to-four family residential                     55.1%        56.5%        58.0%       56.8%       48.5%         7.0%
 Multifamily residential                             9.0          9.2         11.2        11.8        11.6          4.0
 Commercial real estate                             25.7         24.6         22.9        21.7        27.3         58.8
 Construction/land development                       4.0          3.6          2.1         3.1         3.0          4.7
                                                   -----        -----        -----       -----       -----        -----

Total real estate mortgage loans                    93.8         93.9         94.2        93.4        90.4         74.5

Commercial (business) loans                          4.4          4.6          4.4         4.8         5.9         15.8
Consumer loans                                       1.6          1.3          1.0         1.2         2.4          7.6
Other loans                                           .2           .2           .4          .6         1.3          2.1
                                                   -----        -----        -----       -----       -----        -----

Total loans                                        100.0%       100.0%       100.0%      100.0%      100.0%       100.0%
                                                   =====        =====        =====       =====       =====        =====

      The following table sets forth the contractual amortization of real estate and commercial loans at March 31, 1997 and December 31, 1996. Loans having no stated schedule of repayments and no stated maturity are reported as due in one-year or less. The table also sets forth the dollar amount of loans scheduled to mature after one year, according to their interest rate characteristics:


                                                        March 31, 1997           December 31, 1996
                                                    -----------------------  ------------------------
                                                    Real Estate  Commercial  Real Estate   Commercial
                                                    -----------  ----------  -----------   ----------
Type of loan:                                                       (In thousands)

Amounts due:
  One year or less                                   $ 46,120     $ 16,144     $ 60,246     $ 15,740
  After one through five years                        161,661       15,579      151,492       16,580
  More than five years                                494,771        1,402      485,552        2,107
                                                     --------     --------     --------     --------
Total                                                $702,552     $ 33,125     $697,290     $ 34,427
                                                     ========     ========     ========     ========

Interest rate terms on amounts due after one year:
  Adjustable                                         $443,489     $ 11,182     $446,710     $ 12,053
  Fixed                                               212,453        5,799      190,334        6,634
                                                     --------     --------     --------     --------
Total                                                $655,942     $ 16,981     $637,044     $ 18,687
                                                     ========     ========     ========     ========

CREDIT ADMINISTRATION

      The loan approval process provides for various levels of lending authority to loan officers, the Officers' Loan Committee, and the Chairman and Chief Executive Officer. In addition, loans in excess of $1.5 million require the approval of the Board of Directors' Loan Committee or a majority of the full Board prior to funding. Loan purchases are generally made subject to the same underwriting standards as loan originations. All loan purchases must be approved in advance of funding by the Chief Executive Officer and are reported to the full Board following purchase. In an attempt to achieve consistency in underwriting policies and procedures, the supervision of all credit decision functions is centralized.

      Real estate lending is defined as extensions of credit secured by liens on interests in real estate or made for the purpose of financing the construction of a building or other improvements to real estate, regardless of whether a lien has been taken on the property. Applicable regulations require that comprehensive written real estate lending policies be adopted and maintained that are consistent with safe and sound banking practices. These lending policies must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies adopted by the federal banking agencies in December 1992 (the "Guidelines"). Pursuant to the mandates of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the Guidelines set forth regulations prescribing standards for real estate lending, which the Company has incorporated into its lending policy.

      The Company's lending policy addresses certain lending considerations set forth in the Guidelines, including loan-to-value ("LTV") limits, loan administration procedures, underwriting standards, portfolio diversification standards and documentation, approval and reporting requirements. The LTV ratio framework, with an LTV ratio being the total amount of credit to be extended divided by the appraised value or purchase price of the property at the time the credit is originated, has been established for each category of real estate loans. The Company's policy, subject to certain approval exceptions, establishes, among other things, the following LTV limits: raw land (65%); land development (75%); construction (commercial, multifamily and non-residential) (80%); and improved property (85%). For portfolio purposes, loans on one-to-four family residential (owner occupied) mortgages where the LTV exceeds 95% are not made, and any LTV ratio in excess of 80% generally requires appropriate insurance or additional security from readily marketable collateral. Loans with an LTV higher than 95% may be made if saleable to investors at an acceptable premium. The policy is reviewed and approved by the Board of Directors at least annually.

      The Company's commercial (business) lending is based on a strategy of extending credit to the local business community, and the Company's policy has been to make corporate and commercial loans to borrowers with satisfactory cash flows.

      The loan portfolio is managed on an ongoing basis pursuant to written portfolio management strategies, guidelines for underwriting standards and risk assessment, and procedures for ongoing identification and management of credit deterioration. Regular portfolio reviews are undertaken to estimate loss exposure and ascertain compliance with policies. See "-- Asset Quality."

ASSET QUALITY

      Allowance/Provision for Loan Losses

      The allowance for loan losses represents management's estimate of an amount adequate to provide for potential losses inherent in the loan portfolio. However, it is likely that there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because those risks include general economic trends, as well as conditions affecting individual borrowers, management's judgment of the reserve is necessarily approximate and imprecise. The allowance is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peers identified by the regulatory agencies.

      The Company believes that its loan loss allowance policy that is both consistent with policies established by the FDIC and commensurate with historical loss experience. Provisions for loan losses charged to expense during each period will be the result of management's assessment of the adequacy of the allowance when compared to the inherent risk of the portfolio. As part of the risk assessment for loans purchased in the CrossLand Purchase and Assumption and for loans purchased during 1994, 1995 and 1996, management allocated a portion of the discount on such loan purchases to the allowance in amounts which are consistent with loan loss allowance policy guidelines. Amounts resulting from discount allocation to the allowance are available to absorb potential losses only on those purchased loans and are not available for losses from other loans. To the extent that losses in certain pools or portfolios of loans exceed the loan loss allowance and any remaining unearned loan discount, or available as a general allowance, the Company's results of operations would be adversely effected.

      Management conducts an ongoing evaluation and grading of its loan portfolio according to an eight point rating system. The loan ratings serve as a guideline in assessing the risk level of a particular loan and provide a basis for the establishment of the overall allowance. The Loan Review Department independently rates loans and, on a quarterly basis, meets with senior management and the loan officers to discuss all loans which have been identified for potential credit quality problems. The Loan Review Department also reports its findings to the Directors' Audit Committee to ensure independence of the loan grading function.

      Various loan purchases were made totaling $157.4 million during 1994, $102.3 million during 1995 and $8.2 million in 1996. No loan purchases were made in the first quarter of 1997. A portion of the discount on those purchased loans was allocated to the allowance in amounts consistent with the Company's loan loss allowance policy guidelines. The remainder of the discount arising from the purchase price is recorded as unearned discount and subsequently accredited to income as a yield adjustment over the life of the loans. In 1995 such allocation included $7.2 million related solely to one particular portfolio purchase, in the aggregate principal amount of $48.1 million. Subsequently, the principal balance of the March 1995 Purchase had declined to $39.9 million and the allowance allocated to this purchase was reduced to $5.9 million. This was principally the result of charges to the reserve for loans which were nonperforming when acquired and subsequently taken into foreclosure and recorded at their fair value. The Company's history of administering this loan purchase indicates that the expected loss rate on the remaining loans in this portfolio will be less than the amount remaining in the allowance. Consequently, the Company reallocated $1.5 million from the allowance to unearned discount in the fourth quarter of 1996, reducing the December 31, 1996 allowance allocated to the March 1995 Purchase to $4.4 million. In the first quarter of 1997, $6.0 million of loans from the March 1995 purchase were sold and $642,000 previously allocated to the allowance for those loans was recognized as income and concurrently transferred to the allowance for originated loans. At March 31, 1997, the allowance allocated to the March 1995 Purchase was $3.7 million, $1.0 million was allocated to loans purchased from CrossLand, $1.7 million was allocated to other loan purchases, and $7.1 million was allocated to originated loans. At March 31, 1997, the amount of unearned discount on purchased loans which had not been allocated to the allowance totaled $4.1 million.

      Activity to the allowance during the first quarter of 1997 included a $1.1 million provision for loan losses, loan charge-offs (net of recoveries) of $122,000 and the $642,000 transferred to unearned discount as previously discussed. Activity to the allowance during 1996 included a $1.8 million provision for loan losses, loan charge-offs (net of recoveries) of $1.8 million, and $1.7 million transferred to unearned discount. The net charge-off amount for 1996 included $1.0 million assessed against the allowance for loans acquired in the March 1995 Purchase as properties securing certain nonperforming loans, which were purchased at a substantial discount, were acquired through foreclosure and recorded at their fair value.

      The following table sets forth information concerning the activity in the allowance for loan losses during the periods indicated (in thousands):



                                           Three                                                            Five
                                           Months                                           Seven Months    Months
                                           Ended           Years Ended December 31,            Ended        Ended    Year Ended
                                          March 31,       -----------------------------      December 31,   May 31,   December 31,
                                            1997          1996         1995        1994         1993        1993        1992
                                            ----          ----         ----        ----         ----        ----        ----

Allowance at beginning of period           $ 13,134     $ 14,910     $  7,065    $  6,539     $  1,866    $  1,958    $  2,180


Loan discount (net) allocated to/(from)
the allowance for loans acquired in the:
 CrossLand Purchase and Assumption               --           --           --        (757)       4,046         N/A         N/A
 Loans purchased in 1994                         --         (202)          --       1,400           --          --          --
 Loans purchased in 1995                       (642)      (1,541)       7,658          --           --          --          --
 Loans purchased in 1996                         --           11           --          --           --          --          --
                                           --------     --------     --------    --------     --------    --------    --------

   Total loan discount allocated  to/(from)
     the allowance                             (642)      (1,732)       7,658         643        4,046          --          --

Charge-offs:
Residential loans (1-4 family)                   91        1,700          275          94           --          --          96
Commercial real estate/multi-family              --           51          907       1,472          115          43         356
Commercial (business)                            38          249          558         304           28         439         375
Consumer and other loans                         59          110          207          --           65          50          64
                                           --------     --------     --------    --------     --------    --------    --------
Total charge-offs                               188        2,110        1,947       1,870          208         532         891

Recoveries:
Residential loans (1-4 family)                    2            1            7          --            1           1           2
Commercial real estate/multi-family               3           35          379         113           19           1           1
Commercial loans (business)                      60          168           53          64           91          44          95
Consumer and other loans                          1           62           10           1           15          15          51
                                           --------     --------     --------    --------     --------    --------    --------
Total recoveries                                 66          266          449         178          126          61         149
Net charge-offs                                 122        1,844        1,498       1,692           82         471         742
Provisions for loan losses                    1,138        1,800        1,685       1,575          709         379         520
                                           --------     --------     --------    --------     --------    --------    --------
Allowance at end of period                 $ 13,508     $ 13,134     $ 14,910    $  7,065     $  6,539    $  1,866    $  1,958
                                           ========     ========     ========    ========     ========    ========    ========

Charges to the allowance
representing shares allocated from
loan discount                                   .02%         .21%         .13%        .32%         .00%        .00%        .00%
Other net charge-offs                           .00          .06          .12         .11          .12         .43         .69
                                           --------     --------     --------    --------     --------    --------    --------
Total net charge-offs to average
loans                                           .02%         .27%         .25%        .43%         .12%        .43%        .69%
                                           ========     ========     ========    ========     ========    ========    ========


      The following table sets forth the allocation of the allowance based on management's subjective estimates and the percent of the loan portfolio for each category presented. The amount allocated to a particular segment should not be construed as the only amount available for future charge-offs that might occur within that segment. In addition, the amounts allocated by segment may not be indicative of future charge-offs. The allocation of the allowance may change from year to year should management determine that the risk characteristics of the loan portfolio and off-balance sheet commitments have changed.


                                              March 31,                  December 31,
                                                1997                         1996
                                        ------------------------     --------------------
                                                                                 Percent
                                                       Percent                      of
                                        Amount      of Portfolio     Amount     Portfolio
                                        ------      ------------     ------     ---------
                                                            (In thousands)
Allowance Allocation
Performing/not classified:
Residential loans:
      March 1995 Purchase               $ 3,599           5.1%       $ 4,171          5.3%
      All other residential                 603          48.1          1,788         48.3
Commercial (business)                       319           4.3            340          4.6
Commercial real estate                    2,423          36.0          2,622         35.5
Consumer & other                            501           3.4            488          3.2
                                        -------         -----        -------        -----
      Subtotal                          $ 7,445          96.9        $ 9,409         96.9

Non-performing/classified:

Special mention                             152           1.0            124           .8
Substandard & nonperforming               2,130           1.9          2,476          2.2
Doubtful                                    578            .2            601          0.1
Loss                                         --            --             --           --
                                        -------         -----        -------        -----
      Subtotal                            2,860           3.1          3,201          3.1

Off balance sheet risk                      439            --            434           --
Unallocated                               2,764            --             90           --
                                        -------         -----        -------        -----
      Total                             $13,069         100.0%       $13,134        100.0%
                                        =======         =====        =======        =====


      Nonperforming Assets

      Nonperforming assets include (i) loans which are 90 days or more past due and have been placed into non-accrual status, (ii) restructured loans that have not yet demonstrated a sufficient payment history to warrant return to performing status and therefore, are not accruing interest, (iii) accruing loans that are 90 days or more delinquent that are deemed by management to be adequately secured and in the process of collection, and (iv) ORE (i.e., real estate acquired through foreclosure or deed in lieu of foreclosure). All delinquent loans are reviewed on a regular basis and are placed on non-accrual status when, in the opinion of management, the possibility of collecting additional interest is deemed insufficient to warrant further accrual. As a matter of policy, interest is not accrued on loans past due 90 days or more unless the loan is both well secured and in process of collection. When a loan is placed in non-accrual status, interest accruals cease and uncollected accrued interest is reversed and charged against current income. Additional interest income on such loans is recognized only when received.

      Loans classified as non-accrual totaled $15.4 million at December 31, 1996 compared to $16.2 million at March 31, 1997, an increase of $840,000. The primary reason for the increase was a $745,000 loan to a single borrower which become more than 90 days past due and was placed in non-accrual status pending completion of renewal negotiations with the borrower. At March 31, 1997 and December 31, 1996, the Company had nonperforming assets (including loans classified as non-accrual) of $23.6 million or 2.58% of total assets and

$22.8 million or 2.51% of total assets, respectively. The ratio of non-performing assets to total assets was 2.93% at year-end 1995 and 3.59% at year-end 1994. Accruing loans which were 90 days past due amounted to $121,000 at March 31, 1997 and $113,000 at December 31, 1996, and primarily consisted of loans in process of renewal. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Comparison of Balance Sheets at March 31, 1997 and December 31, 1996."

      The following table sets forth information regarding the components of nonperforming assets at the dates indicated:

                                    At March 31,                          At December 31,
                                    ------------          ------------------------------------------
Non-Performing Assets:            1997         1996         1995         1994       1993       1992
                                  ----         ----         ----         ----       ----       ----
                                                      (In thousands)

Non-accrual loans:

1-4 family residential(1)       $ 8,098(1)   $ 7,366(1)   $ 9,540(1)   $ 9,062    $ 3,707    $    35
Multi-family residential             --           55          129        1,160     10,200          0
Commercial real estate            5,740        6,162        3,082        1,515      1,464      2,965
Commercial (business)             2,256        1,604          308          591        620        529
Home equity and consumer             98          164          495          620          0         10
                                -------      -------      -------      -------    -------    -------
Total non-accrual loans          16,191       15,351       13,554       12,948     15,991      3,539
ORE acquired through
foreclosure                       7,250        7,363        8,064        9,278      9,569      9,190
Accruing loans 90 days past
due                                 121          113        1,876          293        725         22
                                -------      -------      -------      -------    -------    -------
Nonperforming assets            $23,563      $22,827      $23,494      $22,519    $26,285    $12,751
                                =======      =======      =======      =======    =======    =======

Nonperforming loans to total
loans                              2.18%        2.19%        2.32%        2.56%      5.28%      3.22%
                                =======      =======      =======      =======    =======    =======

Nonperforming assets to total
assets                             2.58%        2.51%        2.93%        3.59%      4.95%      7.55%
                                =======      =======      =======      =======    =======    =======



(1) Net of $114,000, $184,000 and $950,000 of loan loss allowances at March 31, 1997 and at December 31, 1996 and 1995, respectively, allocated to nonaccrual loans acquired in the March 1995 Purchase.

      Other Real Estate Acquired Through Foreclosure

      All ORE assets are recorded at the lower of cost or estimated fair value based on appraisal information that is updated when a property is taken into ORE and thereafter when determined appropriate by management. As of March 31, 1997, in no case did the book value of any ORE property exceed 90% of the most recent appraisal. The following table sets forth information regarding the Company's ORE balances, net of allowances, as of the dates indicated:

                                                 At March 31,                          At December 31,
                                                 ------------ -------------------------------------------------------
                                                  1997          1996       1995        1994         1993         1992
                                                  ----          ----       ----        ----         ----         ----
                                                                          (Dollars in thousands)

Vacant undeveloped residential land              $1,107        $1,277      $1,717      $2,358       $2,450     $2,454
Vacant developed residential lots                   254           254         265         434          600      1,644
Residential houses                                2,517         2,541         860       1,313          795        800
Vacant commercial undeveloped land                   79            79          79         248          155        155
Commercial land developed for sale                3,200         3,200       4,308       4,516        1,746      2,991
Income-producing commercial buildings                12            12         150           0        3,534        324
Vacant commercial buildings                          81            --         685         409          289        822
                                                 ------        ------      ------      ------       ------     ------
Total ORE                                        $7,250        $7,363      $8,064      $9,278       $9,569     $9,190
                                                 ======        ======      ======      ======       ======     ======

ORE to total assets                                 .79%          .81%       1.01%       1.48%        1.80%      5.44%
                                                 ======        ======      ======      ======       ======     ======



      At March 31, 1997, ORE properties with book values in excess of $1.0 million were as follows:

- A tract of land in Holiday, Florida, currently carried at $3.2 million, that has been developed as a shopping enter site. This tract was obtained in 1988 through foreclosure in connection with a $1.8 million loan. The tract contains wetlands, some of which were required to be filled, and the resultant permitting process took approximately five years to complete. During that time, over $2.0 million was spent in engineering, environmental, and legal costs (which costs were capitalized) and approximately $500,000 for the purchase of several additional parcels of land required for environmental mitigation purposes pursuant to the permit requirements. The Company is offering for sale the completed shopping center sites and other commercial pad sites. One shopping center site was sold to a developer who constructed the retail space for the anchor tenants, Publix and Walgreens. The Company presently operates a branch banking facility on the tract. Federal regulations had required the Bank to dispose of the tract no later than December 31, 1996, but the FDIC has approved an extension of the holding period to December 19, 1997. While the current appraisal indicates that the fair market value of the tract exceeds book value, a sale to a party other than an end-user could result in proceeds below the current book value.

- A 41.7% undivided interest in a 973-acre parcel of undeveloped residential land in Pasco County, Florida. This interest was acquired through foreclosure in 1990 and is carried on the Company's books at $1.1 million. The entire parcel (which includes both the Company's undivided interest and that of the other owners) was appraised at $4.7 million in January 1997.

      Troubled Debt Restructurings

      A troubled debt restructuring ("TDR") is a situation in which the creditor allows the debtor certain concessions that would not normally be allowed, such as modifying the terms of the debt to a basis more favorable than those offered to other creditors or accepting third-party receivables to reduce the debt. At March 31, 1997 and December 31, 1996 and 1995, total TDRs were $2.5 million, $2.5 million and $2.8 million, respectively, and restructured, performing loans were $1.4 million, $1.4 million, and $2.4 million, respectively. Restructured, nonperforming loans (all in non-accrual status) for those same periods were $1.1 million, $1.1 million, and $.4 million, respectively.

INVESTMENT ACTIVITIES

      State law requires that a specified minimum amount of liquid assets be maintained, based on the level of deposits, which are subject to certain restrictions. At all times during 1996, the amount of liquid assets maintained exceeded the regulatory minimum.

EMPLOYEES

      At March 31, 1997, there were 644 full-time equivalent employees, none of whom were represented by a union or other collective bargaining agreement. The Company makes use of part-time and flex-time employees in connection with its branch operations. One of the Company's primary operating principles is to nurture its staff through, among other things, fair compensation, a good working environment and career development and enhancement opportunities. Management considers its relations with its employees to be good.

SUPERVISION AND REGULATION

      The Company and the Bank are extensively regulated under both federal and state law. The following is a brief summary of certain statutes, rules, and regulations affecting the Company and the Bank. This summary is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below and is not intended to be an exhaustive description of the statutes or regulations applicable to the Company's business. Supervision, regulation, and examination of the Company and the Bank by the bank regulatory agencies are intended primarily for the protection of depositors rather than stockholders.

      Regulation of the Company. The Company is a bank holding company, registered with the Federal Reserve under the Bank Holding Company Act of 1956, as amended ("BHC Act"). As such, the Company and its subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

      The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than five percent (5%) of the voting shares of the bank; (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of the bank; or (iii) it may merge or consolidate with any other bank holding company.

      The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the communities to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977 (the "CRA").

      The BHC Act generally prohibits the Company from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible nonbanking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

      Under Federal Reserve policy, bank holding companies are expected to act as a source of financial strength and support to their subsidiary banks. This support may be required at times when, absent such Federal Reserve policy, the holding company may not be inclined to provide it. In addition, any capital loans by a bank holding company to any bank subsidiary are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority payment.

      Regulation of the Bank. The Bank is organized as a Florida-chartered commercial bank and is regulated and supervised by the Department. In addition, the Bank is regulated and supervised by the FDIC, which serves as its primary federal regulator. Accordingly, the Department and the FDIC conduct regular examinations of the Bank, reviewing the adequacy of the loan loss reserves, quality of loans and investments, propriety of management practices, compliance with laws and regulations, and other aspects of the Bank's operations. In addition to these regular examinations, the Bank must furnish to the FDIC quarterly reports containing detailed financial statements and schedules.

      In the course of a recent review of the Bank's operations by the FDIC, issues arose as to the software and procedures used by the Bank to record and calculate the charges and other information for certain types of loans, and the amount of interest due on one class of deposit accounts. The Bank is in the process of taking the necessary actions to address these issues, including the payment of refunds or additional interests, as appropriate and the Company does not expect that any costs that it may incur to resolve these issues will be a material adverse impact on either its operations or financial condition.

      Federal and Florida banking laws and regulations govern all areas of the operations of the Bank, including reserves, loans, mortgages, capital, issuances of securities, payment of dividends, and establishment of branches. As its primary federal regulator, the FDIC has authority to impose penalties, initiate civil and administrative actions, and take other steps intended to prevent the Bank from engaging in unsafe or unsound practices. The Bank is a member of the Bank Insurance Fund and, as such, deposits in the Bank are insured by the FDIC to the maximum extent permissible by law.

      The Bank also is subject to the provisions of the CRA. Under the CRA, the Bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire communities, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit the Bank's discretion to develop the types of products and services that it believes are best suited to its particular communities, consistent with the CRA. The CRA requires the appropriate federal bank regulatory agency (in the case of the Bank, the FDIC), in connection with its regular examination of a bank, to assess the Bank's record in meeting the credit needs of the community serviced by the bank, including low- and moderate-income neighborhoods. The FDIC's assessment of the Bank's record is made available to the public. Further, such assessment is required whenever the Bank applies to, among other things, establish a new branch that will accept deposits, relocate an existing office or merge or consolidate with, or acquire the assets of or assume the liabilities of, a federally-regulated financial institution. In the case where Republic applies for approval to acquire a bank or other bank holding company, the Federal Reserve will also assess the CRA records of the Bank. The Bank received a "Satisfactory" CRA rating in its most recent examination.

      In April 1995, the federal banking agencies adopted amendments revising their CRA regulations, with a phase-in schedule applicable to various provisions. Among other things, the amended CRA regulations, implemented on July 1, 1997, substitute for the prior process-based assessment factors a new evaluation system that will rate an institution based on its actual performance in meeting community needs. In particular, the system will focus on three tests:
(i) a lending test, to evaluate the institution's record of making loans in its service areas; (ii) an investment test, to evaluate the institution's record of investing in community development projects; and (iii) a service test, to evaluate the institution's delivery of services through its branches and other offices. The amended CRA regulations also clarify how an institution's CRA performance will be considered in the application process. The Company does not anticipate that the revised CRA regulations will have any material impact on the Bank's operations or that they will have any impact on the Bank's CRA rating.

      The Bank is subject to FDIC deposit insurance assessments. In 1994, the Bank became subject to a new risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The new system assigns an institution to one of three capital categories: (i) well capitalized; (ii) adequately capitalized; and (iii) undercapitalized. An institution is also assigned, by the FDIC, to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates on deposits for an institution in the highest category (i.e., "well capitalized" and "healthy") are less than assessment rates on deposits for an institution in the lowest category (i.e., "undercapitalized" and "substantial supervisory concern").

      The Bank, as a state-chartered commercial bank, is a member of the Bank Insurance Fund (the "BIF"). However, as part of the CrossLand Purchase and Acquisition, the Bank acquired $327.7 million in deposits insured by the SAIF and thereby became a so-called Oakar bank. Based on the CrossLand Purchase and Assumption and the Firstate Acquisition, the Bank is required to pay insurance premiums to the FDIC on a substantial portion of its deposits at the SAIF assessment rate notwithstanding its status as a BIF member. As of December 31, 1996, the most recent measurement date for assessment purposes, approximately 72.5% of the Bank's deposits were treated as SAIF-insured deposits, with the remaining 27.5% of deposits being assessed at the BIF rate. The Bank's ratio of SAIF- and BIF-assessed deposits will increase somewhat following the FFO Merger. FFO's deposits at March 31, 1997 were $285.7 million.

      Until recently, the FDIC had established separate risk-based assessment schedules for the BIF and the SAIF. In November 1995, the FDIC established the current assessment schedule for BIF-assessed deposits, with assessment rates ranging from zero percent to 0.27 percent (or 27 basis points) of deposits. The SAIF-based deposits had much higher assessment rates. In December 1996, following enactment of federal legislation to recapitalize the SAIF (described below), the FDIC adopted the same zero percent to 0.27 percent assessment schedule, effective October 1, 1996 for SAIF-assessed deposits. During 1996, the Bank paid $8,800 in insurance assessments to the BIF and

$796,800 to the SAIF. The Bank realized savings of approximately $194,000 in insurance premiums costs during the fourth quarter of 1996 resulting from the new SAIF assessment schedule.

      As part of the omnibus budget legislation passed last fall, Congress enacted the Deposit Insurance Funds Act of 1996 (the "Funds Act"). With certain exceptions, the Funds Act imposed a one-time special assessment on SAIF-assessable deposits held by all depository institutions in an aggregate amount that would cause the SAIF to meet its designated reserves-to-deposits ratio of 1.25 percent. Pursuant to the Funds Act, the Bank on November 27, 1996 paid a special assessment to the SAIF of $2.5 million. This assessment was determined by taking the Bank's SAIF-assessable deposits as of March 31, 1995 and multiplying that amount by a 0.657 percent (or 65.7 basis point) assessment rate that the FDIC had calculated would be necessary to capitalize fully the SAIF. (A lower assessment rate was imposed on certain Oakar banks, but the Bank did not qualify for the reduction.)

      Prior to enactment of the Funds Act, the SAIF assessments were used to pay interest on bonds issued by the Financing Corporation (the "FICO") in the late 1980s to fund the resolution of troubled thrifts, and only insurance payments by SAIF-member institutions were available to satisfy FICO's interest payment obligations. A second provision of the Funds Act severs the linkage that had existed between the SAIF and the FICO funding requirements, authorizing the FICO to impose its own assessments separate and apart from any insurance fund assessment. The Funds Act also shifts a portion of the FICO funding obligations to BIF-member institutions beginning in 1997. Through the end of 1999, the FICO assessment rate on BIF-assessable deposits is required by the statute to be one-fifth of the SAIF rate. Thereafter, FICO assessment rates for members of both insurance funds will presumably be equalized.

      Currently, the FICO assessment rate for BIF assessable deposits is 0.013 percent (or 1.3 basis points) and the FICO assessment rate for SAIF assessable deposits is 0.0648 percent (or 6.48 basis points). For the first half of 1997, the Bank has been assessed a semiannual FICO payment obligation of $192,480, $176,449 of which was attributable to the Bank's SAIF-assessable deposits, and the balance of which was attributable to its BIF-assessable deposits.

Capital Requirements

      The Company and the Bank are required to comply with the capital adequacy standards established by the Federal Reserve (for the Company) and the FDIC (for the Bank). There are three basic measures of capital adequacy for banks that have been promulgated by the Federal Reserve; two risk-based measures and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

      The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

      The minimum guidelines for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8%. At least half of Total Capital (i.e., 4% of risk-weighted assets) must comprise common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3% for banks that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activities.

      The Bank had previously undertaken in writing to the FDIC to achieve a Leverage Ratio of at least 5.5% by September 30, 1995, which it did, and the Company will consider raising additional capital or reducing internal growth in order to maintain the Bank's Leverage Ratio at or above that level, should the ratio fall below that level in the future. Other than the foregoing commitment, the Bank has not been advised by the FDIC of any specific minimum capital ratio requirement applicable to it.

Dividends

      As a Florida-chartered commercial bank, the Bank is subject to the laws of Florida as to the payment of dividends. Under the Florida Financial Institutions Code, the prior approval of the Department is required if the total of all dividends declared by a bank in any calendar year will exceed the sum of the bank's net profits for that year and its retained net profits for the preceding two years.

      Under Federal law, if, in the opinion of the federal banking regulator, a bank or thrift under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such regulation may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Prompt Corrective Action regulations adopted by the federal banking agencies in December 1992, a depository institution may not pay any dividend to its holding company if payment would cause it to become undercapitalized or if it already is undercapitalized.

      Due to the Bank's anticipated continued growth and management's intent to maintain certain regulatory capital levels, dividend payments on the Company's common stock are not expected in the foreseeable future.

Federal Reserve System

      The Federal Reserve regulations require banks to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The new Federal Reserve regulations effective April 1, 1997, generally require that reserves be maintained against aggregate transaction accounts as follows: (i) for accounts aggregating $49.3 million or less (subject to adjustment by the Federal Reserve) the reserve requirement is 3.0%; and (ii) for accounts greater than $49.3 million, the reserve requirement is $1,479,000 plus 10.0% (subject to adjustment by the Federal Reserve between 8.0% and 14.0%) against that portion of total transaction accounts in excess of $49.3 million. The first $4.4 million of otherwise reservable balances (subject to adjustments by the Federal Reserve) are exempted from the reserve requirements. The Bank anticipates that it will be in compliance with the foregoing requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements imposed by the Department. Because required reserves must be maintained in the form of either vault cash, a noninterest-bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve, the effect of this reserve requirement is to reduce the Bank's interest-earning assets. FHLB System members also are authorized to borrow from the Federal Reserve "discount window", but Federal Reserve regulations require institutions to exhaust all Federal Home Loan Bank sources before borrowing from a Federal Reserve Bank.

Federal Home Loan Bank System

      The Bank is a member of the FHLB system, which consists of 12 regional Federal Home Loan Banks governed and regulated by the Federal Housing Finance Board. The Federal Home Loan Banks provide a central credit facility for member institutions. The Bank, as a member of the FHLB, is required to acquire and hold shares of capital stock in the FHLB in an amount at least equal to the greater of 1% of the aggregate principal amount of its unpaid residential mortgage loans, home purchase contracts and similar obligations as of the close of each calendar year, or 5% of its borrowings from the FHLB (including advances and letters of credit issued by the FHLB on the Bank's behalf).

      The FHLB makes advances to members in accordance with policies and procedures periodically established by the Federal Housing Finance Board and the Board of Directors of the FHLB. Currently outstanding advances from the FHLB are required to be secured by a member's shares of stock in the FHLB and by certain types of mortgages and other assets. Interest rates charged for advances vary depending on maturity, the cost of funds to the FHLB and the purpose of the borrowing. As of March 31, 1997, the Bank had no outstanding advances from the FHLB. However, the Company has recently obtained advances in an amount sufficient to satisfy the Bank's funding needs as well as to maintain the Ban's current liquidity levels. In addition, the Bank expects to obtain additional advances from the FHLB to fund all or a portion of the purchase price for the 1997 Loan Purchase.

Liquidity

      Under Florida banking regulations, the Bank is required to maintain a daily liquidity position equal to at least 15 percent of its total transaction accounts and eight percent of its total nontransaction accounts, less those deposits of public funds for which security has been pledged as provided by law. The Bank may satisfy its liquidity requirements with cash on hand (including cash items in process of collection), deposits held with the Federal Reserve, demand deposits due from correspondent banks, Federal funds sold, interest-bearing deposits maturing in 31 days or less and the market value of certain unencumbered, rated, investment-grade securities and securities issued by Florida or any county, municipality or other political subdivision within the State. The FDIC also reviews the Bank's liquidity position as part of its examination and imposes similar requirements on the Bank. Any Florida-chartered commercial bank that fails to comply with its liquidity requirements generally may not further diminish liquidity either by making any new loans (other than by discounting or purchasing bills of exchange payable at sight) or by paying dividends. At March 31, 1997, the Bank's net liquid assets exceeded the minimum amount required under the applicable Florida regulations.

Monetary Policy and Economic Controls

      The banking business is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, the imposition of changes in reserve requirements against bank deposits and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the Federal Reserve. The monetary policies have had a significant effect on the operating results of commercial banks and are expected to continue to do so in the future. The monetary policies of the Federal Reserve are influenced by various factors, including inflation, unemployment and short- and long-term changes in the international trade balance and in the fiscal policies of the United States Government. Future monetary policies and the effect of such policies on the future business and earnings of the Bank cannot be predicted.

CHANGES IN ACCOUNTING STANDARDS

      The Financial Accounting Standards Board ("FASB") recently adopted or issued proposals and guidelines that may have a significant impact on the accounting practices of commercial enterprises in general and financial institutions in particular.

      In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights," which requires that a mortgage banking enterprise recognize as a separate asset the right to service mortgage loans for others, regardless of the manner in which such servicing rights are acquired. Moreover, this statement requires that the total cost of acquiring mortgage loans be allocated to the servicing rights and the loans based on their relative fair values, if practicable. This standard is effective for fiscal years beginning after December 15, 1995 but earlier implementation is encouraged. Management implemented SFAS No. 122 beginning July 1, 1995. The impact upon the results of operations of the Bank was not material.

      During 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which is effective for the Company's fiscal year beginning January 1, 1997. SFAS 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The impact of the adoption of SFAS 125 upon the results of operations of the Company was not material.

      In February 1997, the FASB issued SFAS No. 128, "Earnings per Share," which is effective for the Company's fourth quarter and year ended December 31, 1997. Early application is not permitted and after the effective date, prior period earnings per share presented must be restated. SFAS No. 128 establishes new standards for computing and presenting EPS. Specifically, SFAS No. 128 replaces the presentation of primary earnings per share with basic earnings per share, requires dual presentation for companies with complex capital structures of basic and diluted earnings per share and requires a conciliation of the numerator and denominator of the basic earnings per share computation to those of the diluted earnings per share computation. Management has not determined the effect of the adoption of SFAS No. 128 on the Company's financial statements, but does not expect it to be material.

LEGAL PROCEEDINGS

      The Company is party to various legal proceedings in the ordinary course of its business. Based on information presently available, management does not believe that the ultimate outcome of such proceedings, in the aggregate, would have a material adverse effect on the Company's financial position or results of operations.

                                 MANAGEMENT

      The table below sets forth the names and ages of the directors and executive officers of the Company and the Bank as well as the positions and offices held by such persons. All of the Company's directors also serve on the Bank's Board of Directors. The Company's and the Bank's directors are elected for a one-year term.

Name                             Age       Position                                                   Year First
----                             ---       --------                                                    Became a
                                                                                                       Director
                                                                                                       --------

John W. Sapanski................ 66        Chairman of the Board, Chief Executive Officer and            1993
                                           President of the Company and the Bank
Fred Hemmer..................... 42        Director of the Bank, Senior Executive Vice                   1986
                                           President of the Bank
William R. Falzone.............. 49        Treasurer of the Company and Executive Vice
                                           President and Chief Financial Officer of the Bank
John W. Fischer, Jr............. 48        Executive Vice President of the Bank
Richard G. Gleitsman............ 43        Executive Vice President and Chief Administrative
                                           Officer of the Bank
Kathleen A. Reinagel............ 45        Executive Vice President of the Bank
Steve McWhorter................. 35        Head of Mortgage Banking Division
William R. Hough................ 70        Director                                                      1993
Marla Hough..................... 39        Director                                                      1997
Alfred T. May................... 58        Director                                                      1993
William J. Morrison............. 64        Director                                                      1980



      John W. Sapanski. Mr. Sapanski has been Chairman of the Board, Chief Executive Officer and President of the Bank since June 1993 and Chairman of the Board, Chief Executive Officer and President of the Company since March 1996. He has 45 years of banking experience, including service with the Dime Savings Bank in New York, New York from 1949 to 1987, where he served as President and Chief Operating Officer from 1981 to 1987 and with Florida Federal Savings Bank in St. Petersburg, Florida ("Florida Federal") from 1988 to 1991 where he acted as President and Chief Executive Officer from 1988 to 1991. Mr. Sapanski was President and Chief Executive Officer of Florida Federal at the time the Office of Thrift Supervision placed Florida Federal in conservatorship. Mr. Sapanski was retained by the Resolution Trust Corporation (the "RTC"), the conservator for Florida Federal, to assist in managing the institution in conservatorship until it was sold by the RTC to First Union Corporation in August 1991.

      Fred Hemmer. Mr. Hemmer has served as Executive Vice President of the Bank in charge of Corporate Banking and Special Assets since joining the Bank in 1991. He previously served as Executive Vice President of Rutenberg Corporation, a real estate development company based in Clearwater, Florida, from 1980 to 1991. Mr. Hemmer is a certified public accountant and was employed by Arthur Andersen & Co. from 1976 to 1980. Mr. Hemmer is also a licensed real estate broker and certified general contractor.

      William R. Falzone. Mr. Falzone has served as Treasurer of the Company since March 1996 and Executive Vice President and Chief Financial Officer of the Bank since February 1994. He was employed at Florida Federal from 1983 through 1991 where he served as Senior Vice President and Controller and as Director of Financial Services. Most recently, he was a Senior Consultant for Stogniew and Associates, a nationwide consulting firm. He has over 20 years of banking experience and is also a certified public accountant.

      John W. Fischer, Jr. Mr. Fischer has served as Executive Vice President of the Bank in charge of Consumer Banking since December 1993. He has over 20 years of banking experience in retail branch management and consumer and residential lending. Mr. Fischer formerly served as Regional Marketing Director for Western Reserve Life in Clearwater, Florida, Regional Vice President of Great Western Bank in Miami and Executive Vice President/Consumer Financial Services for Florida Federal. Mr. Fischer holds life, health, annuity and Series 7 securities licenses.

      Richard C. Gleitsman. Mr. Gleitsman has served as Executive Vice President and Chief Administrative Officer of the Bank since December 1993. He previously served as Executive Vice President and Regional Manager of CrossLand since 1986. He has over 25 years of banking experience in retail branch management, loan servicing, human resources, data processing, and executive administration.

      Kathleen A. Reinagel. Ms. Reinagel has served as Executive Vice President of the Bank in charge of Credit and Loan Administration since August 1993. She has over 20 years of experience in the lending field with a concentration in credit and underwriting, loan documentation, due diligence and loan review. Ms. Reinagel formerly served as Vice President of WRH Mortgage, Inc. ("WRH Mortgage"), St. Petersburg, Florida, a mortgage banking company affiliated with William R. Hough & Co., and Vice President, Department Manager of Commercial Real Estate of Florida Federal.

      Steve McWhorter. Mr. McWhorter has served as Division Director in charge of the Company's mortgage banking division since April 1996, having previously served as Regional Manager of FT Mortgage Company since 1992. He has over 14 years of experience in the mortgage banking industry.

      William R. Hough. Mr. Hough has served as Chairman of William R. Hough & Co., St. Petersburg, Florida, an investment banking firm specializing in state, county, and municipal bonds, since 1962, President of WRH Mortgage, Inc., St. Petersburg, Florida, since May 1993, Director of FFO since 1993 and President of Royal Palm Center, II, Inc., Port Charlotte, Florida, a privately-held retirement center, since September 1991.

      Marla Hough. Mrs. Hough has served as President of Hough Engineering, Inc., an engineering consulting firm, Bradenton, Florida, since March 1997 and Vice President of Bishop & Associates, Bradenton, Florida, an engineering, planning and surveying firm, since 1992. From 1984 to 1992, Mrs. Hough served as Project Manager at Zoller, Najjar and Shroyer, Inc., an engineering, planning, surveying and landscape architecture firm, Bradenton, Florida. Mrs. Hough is married to a cousin of William R. Hough.

      Alfred T. May. Mr. May has served as Director and Chairman of the Board of FFO and its subsidiary, First Federal, since September 1993. From 1989 to 1992, Mr. May served as President of Mid-State Federal Savings Bank, Ocala, Florida.

      William J. Morrison. Mr. Morrison has served as Senior Partner of Morrison & Company, P.A., Tampa, Florida, a certified public accounting firm, since 1995, as General Partner of Best-Morrison Properties, Tampa, Florida, a real estate investment firm since 1975 and as Managing Partner of Morrison Investments, Ltd. Tampa, Florida, a real estate and securities investment firm, since 1991.

                        DESCRIPTION OF THE DEBENTURES

      The Debentures are a series of debt securities issued under an Indenture, dated as of December 18, 1996 (the "Indenture"), between the Company and SouthTrust Bank of Florida, National Association, as trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement (as defined). Wherever particular defined terms of the Indenture (including the Debentures) are referred to, such defined terms are incorporated herein by reference. References in this section to the "Company" are solely to Republic Bancshares, Inc. and not to its subsidiaries. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the detailed provisions of the Debentures and the Indenture, including the definitions therein of certain terms. Section references below are references to sections of the Indenture.

GENERAL

      The Debentures are general unsecured obligations of the Company, limited to $6,000,000 in aggregate principal amount. The Debentures will mature on December 1, 2011, unless redeemed earlier at the option of the Company. The Debentures bear interest at 6% per annum commencing on December 28, 1996 (the day after the original date of delivery to the Selling Securityholders) or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on June 1 and December 1 of each year, commencing June 1, 1997, to the person in whose name the Debenture (or any predecessor Debenture) is registered at the close of business on the preceding November 15 or May 15, as the case may be. Interest on the Debentures is computed on the basis of a 360-day year, or twelve 30-day months.

      The Company's primary source of funds for the payment of principal and interest on the Debentures is dividends from the Bank. From time to time while the Debentures are outstanding, the Bank may be subject to regulatory or contractual constraints that restrict its ability to pay dividends to the Company. See "Risk Factors -- Changes in Loan Sales Strategy." No such present regulatory or contractual constraints preclude the payment of dividends by the Bank.

OPTIONAL REDEMPTION

      The Debentures are redeemable at the option of the Company, in whole or in part, on not less than 30 days notice, but not more than 60 days prior to the redemption date, principally under two different circumstances. Under either of these circumstances, amounts required to be paid on redemption include accrued interest, if any, to the redemption date.

      First, the Debentures are redeemable at any time after December 1, 2001, at the following redemption prices (expressed as percentages of principal amount), when redeemed during the twelve month periods indicated below:

December 1         through     November 30
----------         -------     -----------

      2001                           2002...........................   106%
      2002                           2003...........................   105%
      2003                           2004...........................   104%
      2004                           2005...........................   103%
      2005                           2006...........................   102%
      2006                           2007...........................   101%
      2007  and thereafter     .....................................   100%


      Second, the Debentures may also be redeemed without any payment of premium at any time after the Closing Price of the Common Stock for not less 20 consecutive trading days equals or exceeds 130% of the Conversion Price then in effect. "Closing Price" means the closing price per share of Common Stock on the Nasdaq National Market or, if then traded on a national securities exchange, the closing price on that exchange or the highest bid quotation on an automated quotation system, or if the Common Stock shall not then be listed on the Nasdaq National

Market or on an exchange or included on an automated quotation system, as reported by the National Quotation Bureau, Inc. or similar reporting service.

      No sinking fund is provided for the Debentures.

CONVERSION OF DEBENTURES

      The holder of any Debenture has the right, at its option, to convert each $1,000 principal amount of a Debenture that is an integral multiple of $1,000 into 56 shares of the Company's Common Stock (a Conversion Price of $17.85714 per share), subject to adjustment as described below, at any time prior to maturity, unless previously redeemed, or in case a Debenture has been called for redemption, then with respect to such called Debenture, until and including the close of business on the third business day preceding the redemption date. Debentures converted in the absence of a call for the redemption of such Debentures shall not be entitled to payment of accrued interest. Debentures converted following a call for redemption of such Debentures shall be entitled to the payment of accrued interest. If a Debenture that has not been called for redemption is surrendered by a Holder for conversion between the record date for the payment of an installment of interest and the next Interest Payment Date (as defined in the Indenture), the Debenture, when surrendered for conversion, must be accompanied by payment of an amount equal to the interest thereon which the Holder on such record date is entitled to receive on the next Interest Payment Date since the Holder is not entitled to the payment of accrued interest in connection with the conversion of a Debenture that has not been called for redemption. No fractional shares will be issued upon conversion, and in lieu thereof an appropriate amount based upon market prices of the Common Shares will be paid in cash by the Company.

      In case of any consolidation or merger of the Company with or into another Person or any merger of another Person into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Common Stock), or in case of any sale or transfer of all or substantially all of the assets of the Company, each Debenture then outstanding will, without the consent of the Holder of any Debenture, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock into which such Debenture was convertible immediately prior thereto (assuming such holder of Common Stock failed to exercise any rights of election and that such Debenture was then convertible).

ANTI-DILUTION PROVISIONS

      The conversion price of the Debentures is subject to adjustment upon the occurrence of certain events, including (i) the payment of a dividend in shares of Common Stock to holders of Common Stock or a dividend to holders of Common Stock payable in shares of some class of the Company's capital stock other than Common Stock; (ii) the subdivision, combination or reclassification of outstanding Common Stock; (iii) the distribution to all holders of Common Stock of evidences of indebtedness or assets (excluding cash dividends or cash distributions payable out of retained earnings, or stock dividends) or subscription rights or warrants (other than those referred to above); or (iv) the issuance of rights or warrants entitling anyone to subscribe for or to purchase Common Stock or securities or instruments convertible into Common Stock, in each case at less than current market price (as defined in the Indenture) for the Common Stock. The Company will not be required to make any adjustments in the Conversion Price of less than one percent of the conversion price, but the same will be carried forward and taken into account in the computation of any subsequent adjustment.

      In case of any reclassification or change of outstanding Common Stock (with certain exceptions), or in case of any consolidation or merger of the Company with or into another person (with certain exceptions), or in case of any transfer or conveyance of the property of the Company substantially as an entirety, then the surviving entity will be required to execute and deliver a supplemental indenture providing that the Holder of each Debenture then outstanding would have the right thereafter to convert that Debenture into the kind and amount of securities or property receivable upon the reclassification, change, consolidation, merger, transfer or conveyance by the holder of the number of Common Stock into which the Debenture could have been converted immediately prior thereto.

SUBORDINATION

      The principal and premium, if any, and interest on the Debentures will be subordinated and junior in right of payment to the prior payment in full of all Senior Indebtedness of the Company. The Debentures will rank on a par with any subsequently issued subordinated indebtedness of the Company. The Indenture does not limit the amount of Senior Indebtedness or other indebtedness, secured or unsecured, that the Company or any of its subsidiaries may incur. If payments on any Senior Indebtedness have been accelerated, the Company shall be prohibited from making any payment of principal, premium, if any, or interest on the Debentures until payments of the Senior Indebtedness are made or provided for. Upon any distribution of assets of the Company in connection with any dissolution, winding up, liquidation or reorganization of the Company, payment of principal, premium, if any, or interest in the Debentures will be subordinated, to the extent and in the manner set forth in the Indenture, to the prior payment in full of Senior Indebtedness. By reason of such subordination, in the event of a distribution of assets in any such proceeding, certain general creditors of the Company may recover more, ratably, than holders of the Debentures.

      "Senior Indebtedness" means all indebtedness, including obligations to general creditors, of the Company, except any particular indebtedness, the instrument creating or evidencing which, or pursuant to which the same is outstanding, expressly provides that such indebtedness shall be subordinate or shall rank pari passu in right of payment to the Debentures.

COVENANTS

      The Indenture contains certain customary covenants found in Indentures under the Trust Indenture Act of 1939, as amended, including covenants with respect to the payment of principal and interest, maintenance of an office or agency for administering the Debentures, holding of funds for payments on the Debentures in trust, payment by the Company of taxes and other claims, maintenance by the Company of its properties and its corporate existence, and delivery of annual certifications to the Trustee.

RESTRICTIONS ON DIVIDENDS, REDEMPTIONS AND OTHER DISTRIBUTIONS

      The Indenture provides that the Company cannot declare or pay dividends on, or purchase, redeem or acquire for value its capital stock, return any capital to holders of capital stock as such, or make any distribution of assets to holders of capital stock as such, unless, from and after the date of any such dividend declaration (a "Declaration Date") or the date of any such purchase, redemption, payment or distribution specified above (a "Redemption Date"), the Company retains cash, cash equivalents (as determined in accordance with generally accepted accounting principles) or marketable securities (with a market value as measured on the applicable Declaration Date or Redemption Date) in an amount sufficient to cover the two consecutive semi-annual interest payments that will be due and payable on the Debentures following such Declaration Date or Redemption Date, as the case may be. The Indenture further provides that the amount of any interest payment made by the Company with respect to the Debentures after any applicable Declaration Date or Redemption Date shall be deducted from the aggregate amount of cash or cash equivalents which the Company shall be required to retain pursuant to the foregoing provision.

      The Indenture does not restrict the Company's sale of additional shares of capital stock or other debt securities, or its pledge of the capital stock of the Bank. Further, the Bank is not restricted by the Indenture from issuing any shares of capital stock or debt securities of the Bank.

EVENTS OF DEFAULT

      The following are Events of Default under the Indenture: (i) the failure by the Company to pay principal of or premium, if any, on the Debentures at maturity or upon redemption (whether or not such payment is prohibited by the subordination provisions); (ii) the failure by the Company to pay interest on any of the Debentures on any Interest Payment Date and such failure continues for a period of 30 days (whether or not such payment is prohibited by the subordination provisions); (iii) the failure by the Company to comply with any of its other agreements or covenants in, or provisions of, the Indenture and such default continues for the period and after the notice specified below; and
(iv) certain events of bankruptcy of the Company.

      A default under clause (iii) above is not an Event of Default until the Trustee notifies the Company in writing, or the Holders of at least 25% in principal amount of the Debentures then outstanding notify the Company and the Trustee in writing, of the default, and the Company does not cure the default within 60 days after receipt of the notice. The notice must specify the default, demand that it be remedied and state that the notice is a "Notice of Default." Such notice shall be given by the Trustee if so requested in writing by the Holders of at least 25% in principal amount of the Debentures then outstanding. Any notice required to be delivered by the Trustee to the Company shall be given promptly after the Trustee becomes aware of such default or is requested by such Holders to deliver such notice.

      The Indenture provides that the Trustee will, within 90 days after the occurrence of any default known to it, mail to the Holders notice of such default, provided that, except in the case of default in the payment of principal of or interest on any of the Debentures, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders.

      The Indenture only permits acceleration of payment of principal of the Debentures upon an Event of Default resulting from certain events of bankruptcy (liquidation or reorganization). If an Event of Default resulting from certain events of bankruptcy shall have occurred and be continuing, the Trustee or the Holders of not less than 30% in aggregate principal amount of the Debentures then outstanding, by notice in writing to the Company (and to the Trustee if given by the Holders), may declare to be immediately due and payable all unpaid principal of all the Debentures. An acceleration and its consequences may be rescinded and past defaults waived by Holders of a majority in principal amount of the Debentures then outstanding upon conditions provided in the Indenture. If other Events of Default under the Indenture, including any resulting from the failure of the Company to pay principal or interest on the Debentures, shall have occurred and be continuing, the Trustee may, in its discretion, proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effectual under the circumstances.

      No Holder may pursue any remedy under the Indenture unless such Holder has previously given to the Company and the Trustee written notice of a continuing Event of Default and unless the Holders of at least 30% in principal amount of the Debentures then outstanding have requested the Trustee in writing to pursue the remedy and offered the Trustee indemnity satisfactory to the Trustee against loss, liability and expense to be thereby incurred and the Trustee has failed so to act within 60 days after receipt of the same.

      The Indenture requires the Company to file periodic reports no less than annually with the Trustee as to the absence of defaults.

SATISFACTION, DISCHARGE AND DEFEASANCE OF DEBENTURES

      The Indenture provides that the Company will at its option either (a) be deemed to have paid and discharged the entire indebtedness represented by and its obligations under the Debentures (except for the obligation to pay the principal of, premium, if any, and interest on, the Debentures and certain obligations to register the transfer or exchange of the Debentures, to replace temporary or mutilated, destroyed, lost or stolen Debentures, to maintain an office or agency in respect to the Debentures and to hold moneys for payment in trust ("legal defeasance")), or

(b) cease to be under any obligation to comply with certain terms, provisions or conditions of the Indenture (those terms, provisions or conditions described in the Indenture under "Consolidation, Merger or Sale") or the terms, provisions or conditions of the Debentures ("covenant defeasance"), in either case, on the 91st day after: (i) the Company has paid to caused to be paid all other sums payable with respect to the outstanding Debentures and the Company has delivered to the Trustee a certificate from an authorized officer and an opinion of legal counsel, each stating that all conditions precedent relating to the satisfaction and discharge of the entire indebtedness on all of the outstanding Debentures have been complied with; (ii) the Company has deposited or cause to be deposited irrevocably with the Trustee as a trust fund specifically pledged as security for the benefit of the holders of the Debentures, (x) dollars in an amount, or
(y) U.S. Government Obligations (as defined in the Indenture) (which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than the due date of any payment of principal, premium, if any, and interest on the outstanding Debentures) in an amount, or
(z) a combination of (x) and (y), sufficient to pay and discharge each installment of principal of an interest or premium, if any, on the outstanding Debentures on the dates such installments of interest or principal or premium, if any, are due; and (iii) no Event of Default has occurred and is continuing on the date of such deposit. Among the conditions of the Company's exercising any such option, the Company is required to deliver to the Trustee an opinion of independent counsel of recognized standing to the effect that the deposit and related defeasance would not cause the Holders of the Debentures to recognize income, gain or loss for federal income tax purposes and that the Holders will be subject to federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such deposit and related defeasance had not occurred.

CONSOLIDATION, MERGER OR SALE OF ASSETS

      The Indenture provides that the Company will not merger or consolidate with or sell all or substantially all of its assets to, any entity unless it is the surviving or successor entity in such transaction and, immediately thereafter, is not in default under the Indenture or, if it is not the surviving or successor entity, the successor entity expressly assumes the Company's obligations under the Indenture and, immediately after such transaction, the successor entity is not in default under the Indenture. Any successor entity shall assume by supplemental indenture all of the obligations of the Company under the Debentures and the Indenture and the entity formed by such consolidation or into which the Company is merged shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and thereafter the predecessor entity shall be relieved of all obligations and covenants under the Indenture and the Debentures issued thereunder and may thereafter be liquidated and dissolved.

SUPPLEMENTAL INDENTURE WITHOUT CONSENT OF DEBENTUREHOLDERS

      The Indenture provides that the Company and the Trustee may, without the consent of any holders of Debentures, enter into supplemental indentures for purposes, among other things, of: (a) evidencing the succession of another entity to the Company and the assumption by any such successor of the covenants of the Company; (b) making any change that does not adversely affect the rights of any Holders; or (c) curing any ambiguity, defect or inconsistency; provided, however, that such action shall not adversely affect the interest of the Holders in any material respect.

      Most of the terms of the Indenture and the Debentures may be modified with the consent of the Holders of not less than two-thirds of the principal amount of Debentures then outstanding. However, each Holder must agree to: (i) an extension of maturity; (ii) a reduction in principal amount of or the rate of interest on the Debentures; (iii) an increase in the Conversion Price of the Debentures; (iv) a reduction in the premium, if any, payable upon redemption; or
(v) a reduction in the aforesaid percentages required for modification.

      The Company may omit in any particular instance to comply with any covenant or condition as set forth in the Indenture if before the time for such compliance the Holders of not less than two-thirds of the principal amount of Debentures then outstanding shall either waive such compliance in such instance or generally waive compliance with such covenant or condition. No such waiver, however, may extend to or affect such covenant or condition except to the extent so expressly waived, and until such waiver has become effective, the obligation of the Company and the duties of the Trustee in respect of any such covenant will remain in full force and effect. No supplemental indenture will affect the seniority rights of the holders of Senior Indebtedness without the consent of such holders.

REGARDING THE TRUSTEE

      The Company and its subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee in the ordinary course of their businesses.

                         DESCRIPTION OF CAPITAL STOCK

      The Company is authorized to issue up to 20,000,000 shares of Common Stock and 100,000 shares of Series A Preferred Stock, $20,000 par value (the "Preferred Stock") of which 4,183,507 and 75,000 shares, respectively, were issued and outstanding as of March 31, 1997. Each share of Preferred Stock is convertible at any time into ten shares of Common Stock and is redeemable at any time by the Company upon 30 days prior written notice at a price of $96.80 per share.

      Unless otherwise required by law or the Company's Articles of Incorporation (the "Articles"), holders of Common and Preferred Stock vote together as a single class on all matters presented to the Company's stockholders. Each share of Preferred Stock is entitled to 10 votes for all purposes, and each share of Common Stock is entitled to one vote. No cash dividend may be declared or paid on shares of Common Stock unless, simultaneously therewith or prior thereto, there is or has been declared or paid the quarterly dividend payable on Preferred Stock.

      In any liquidation or dissolution of the corporation, the holders of Preferred Stock will be entitled to receive, out of the assets available for distribution to stockholders, an amount equal to $88.00 per share before any amount is paid to holders of Common Stock. After the above preference amount has been paid to the holders of Preferred Stock, such holders will not be entitled to any further distributions. The holders of Common Stock will then be entitled to participate, pro rata in accordance with the number of shares owned by them, in the distribution of the Company's remaining assets.

      The Company's Board of Directors may authorize the issuance of additional authorized but unissued shares of the Company's Common and Preferred Stock without further action by the Company's stockholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which the Company's capital stock may be listed. The Company's Articles do not provide any preemptive rights to the Company's stockholders.

      The authority to issue additional shares of the Company's Common Stock provides the Company with the flexibility necessary to meet its future needs without the delay resulting from seeking stockholder approval. The authorized but unissued shares of Common and Preferred Stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital.

                   CERTAIN FEDERAL INCOME TAX CONSEQUENCES

      The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the Selling Securityholder Securities, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary and proposed Treasury Regulations, laws, rulings and decisions now in effect, all of which are subject to change. This summary deals only with Holders that will hold the Selling Securityholder Securities as "capital assets" (within the meaning of Section 1221 of the Code) and that are
(i) citizens or residents of the United States, (ii) domestic corporations, or
(iii) otherwise subject to United States

Federal income taxation on a net income basis in respect of any Selling Securityholder Securities. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, or persons that will hold Debentures as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes. This summary discusses the tax considerations applicable to the initial purchasers of the Debentures who purchase the Debentures at their "issue price" as defined in
Section 1273 of the Code and does not discuss the tax considerations applicable to subsequent purchasers of the Debentures. The Company has not sought any ruling from the Internal Revenue Services ("IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

      INVESTORS CONSIDERING THE PURCHASE OF DEBENTURES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

PAYMENT OF INTEREST

      Interest on a Debenture generally will be includable in the income of a Holder as ordinary income at the time such interest is received or accrued, in accordance with such Holder's method of accounting for United States federal income tax purposes.

SALE, EXCHANGE OR REDEMPTION OF THE DEBENTURES

      Upon the sale, exchange or redemption of a Debenture, a Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income which is taxable as ordinary income) and (ii) such Holder's adjusted tax basis in the Debenture. A Holder's adjusted tax basis in a Debenture generally will equal the cost of the Debenture to such Holder. Such capital gain or loss will be long-term capital gain or loss if the Holder's holding period in the Debenture is more than one year at the time of sale, exchange or redemption.

CONSTRUCTIVE DISTRIBUTION

      If at any time (i) the Company makes a distribution of cash or property to its shareholders or purchases the Common Stock and such distribution or purchase would be a taxable distribution to such shareholders for United States federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for the Common Stock) and, pursuant to the anti-dilution provision of the Indenture, the conversion rate of the Debentures is increased, or (ii), the conversion rate of the Debentures is increased at the discretion of the Company, such increase in conversion rate may be deemed to be a taxable distribution to Holders of Debentures (pursuant to Section 305 of the Code). Such a deemed distribution will be taxable as a dividend, return of capital or capital gain in accordance with the earnings and profits rules discussed under "-- Dividends." Holders of Debentures could therefore have taxable income as a result of an event pursuant to which they received no cash or property.

CONVERSION OF THE DEBENTURES

      A Holder of a Debenture generally will not recognize any income, gain or loss upon conversion of a Debenture into Shares except with respect to cash received either in lieu of a fractional Share or attributable to accrued interest on the converted Debentures. A Holder's tax basis in the Shares received on conversion of a Debenture will be the same as such Holder's adjusted tax basis in the Debenture at the time of conversion (reduced by any basis allocable to a fractional share interest). The holding period for the Shares received on conversion will generally include the holding period of the Debenture converted.

      Cash received in lieu of a fractional Share upon conversion will be treated as a payment in exchange for the fractional Share. Accordingly, the receipt of cash in lieu of a fractional Share generally will result in capital gain or loss (measured by the difference between the cash received for the fractional Share and the Holder's adjusted tax basis in the fractional Share).

DIVIDENDS

      Distributions paid the Shares will constitute dividends for United States Federal income tax purposes to the extent of the Company's current or accumulated earnings and profits and will be includable in the income of a Holder as ordinary income. Dividends paid to Holders that are United States corporations may qualify for a dividends-received deduction.

      To the extent, if any, that a Holder receives a distribution on the Shares that would otherwise constitute a dividend for United States Federal income tax purposes but that exceeds current and accumulated earnings and profits of the Company, such distribution will be treated first as a non-taxable return of capital reducing the Holder's basis in the Shares. Any such distribution in excess of the Holder's basis in the Shares will be treated as capital gain.

SALE OF THE SHARES

      Upon the sale or exchange of the Shares, a Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and
(ii) such Holder's adjusted tax basis in the Shares. Such capital gain or loss will be long-term if the Holder's holding period in the Shares is more than one year at the time of the sale or exchange. A Holder's basis and holding period in the Shares received upon conversion of a Debenture are determined as discussed above under "-- Conversion of the Debentures."

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

      In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a Debenture, payments of dividends on the Shares, payments of the proceeds of the sale of a Debenture and payments of the proceeds of the sale of the Shares to certain noncorporate Holders, and a 31% backup withholding tax may apply to such payments if the Holder (i) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, (ii) is notified by the IRS that he has failed to report payments of interest and dividends properly, or (iii) under certain circumstances, fails to certify that he has not been notified by the IRS that he is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a Holder will be allowed as a credit against such Holder's United States federal income tax and may entitle the Holder to a refund, provided that the required minimum information is furnished to the IRS.

                                LEGAL MATTERS

      The validity of the Selling Securityholder Securities offered hereby will be passed upon for the Company by Holland & Knight LLP.

                                   EXPERTS

      The consolidated financial statements of the Company as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, included herein and in the Registration Statement have been audited by Arthur Andersen, LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of F.F.O. Financial Group, Inc. as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, included herein and in the Registration Statement have been audited by Hacker, Johnson, Cohen & Grieb, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance and upon the authority of said firm as experts in accounting and auditing.

                            AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the Commission. The address of that site is http://www.sec.gov.

      The Company has filed with the Commission a Registration Statement on Form S-2 (together with all amendments thereto, (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act, with respect to the Selling Securityholder Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. In addition, certain documents filed by the Company with the Commission have been incorporated in this Prospectus by reference. See "Incorporation of Certain Documents by Reference." For further information with respect to the Company, reference is made to the Registration Statement, including the exhibits thereto and the documents incorporated herein by reference. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. The Registration Statement may be inspected without charge at the principal office of the Commission in Washington, D.C., and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents previously filed with the Commission are hereby incorporated in this Prospectus by reference and made a part hereof:

      (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1996, filed with the Commission on March 31, 1997.

      (2) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed with the Commission on April 15, 1997.

      Any statement contained in a document incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

      The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than certain exhibits to such documents. Written requests should be directed to Republic Bancshares, Inc., 111 Second Avenue N.E., St. Petersburg, Florida 33701, Attention: Secretary, telephone: (813) 823-7300.

                   REPUBLIC BANCSHARES, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
REPUBLIC BANCSHARES, INC.
  Report of Independent Certified Public Accountants........  F-2
  Consolidated Balance Sheets at December 31, 1996 and
     1995...................................................  F-3
  Consolidated Statements of Operations for the three years
     ended December 31, 1996, 1995 and 1994.................  F-4
  Consolidated Statements of Stockholders' Equity for the
     three years ended December 31, 1994, 1995 and 1996.....  F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1996, 1995 and 1994.......................  F-6
  Notes to Consolidated Financial Statements................  F-7
REPUBLIC BANCSHARES, INC.
  Consolidated Balance sheets at March 31, 1997 (unaudited)
     and December 31, 1996..................................  F-30
  Consolidated Statements of Operations for the three months ended March 31, 1997 and 1996 (unaudited)..............  F-31
  Consolidated Statements of Stockholders' Equity for the
     three months ended March 31, 1997 (unaudited) and the
     year ended December 31, 1996...........................  F-32
  Consolidated Statements of Cash Flows for the three months ended March 31, 1997 and 1996 (unaudited)..............  F-33
  Notes to Consolidated Financial Statements................  F-34
F.F.O. FINANCIAL GROUP, INC.
  Independent Auditors' Report..............................  F-37
  Consolidated Balance Sheets at December 31, 1996 and
     1995...................................................  F-38
  Consolidated Statements of Income for the three years
     ended December 31, 1996, 1995 and 1994.................  F-39
  Consolidated Statements of Stockholders' Equity for the
     three years ended December 31, 1996, 1995 and 1994.....  F-40
  Consolidated Statements of Cash Flows for the three years
     ended December 31, 1996, 1995 and 1994.................  F-41
  Notes to Consolidated Financial Statements................  F-42
F.F.O. FINANCIAL GROUP, INC.
  Condensed Consolidated Balance Sheets at March 31, 1997
     (unaudited) and December 31, 1996......................  F-60
  Condensed Consolidated Statements of Income for the three
     months ended March 31, 1997 and 1996 (unaudited).......  F-61
  Condensed Consolidated Statements of Stockholders' Equity
     for the three months ended March 31, 1997
     (unaudited)............................................  F-62
  Condensed Consolidated Statements of Cash Flows for the
     three months ended March 31, 1997 and 1996
     (unaudited)............................................  F-63
  Notes to Condensed Consolidated Financial Statements
     (unaudited)............................................  F-64
  Review by Independent Certified Public Accountants........  F-66
  Report on Review by Independent Certified Public
     Accountants............................................  F-67

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors of Republic Bancshares, Inc.:

     We have audited the accompanying consolidated balance sheets of Republic Bancshares, Inc. (a Florida corporation) and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Republic Bancshares, Inc. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Tampa, Florida
  February 7, 1997 (except with
  respect to the matter discussed
  in Note 18, as to which the
  date is March 10, 1997)

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

           CONSOLIDATED BALANCE SHEETS -- DECEMBER 31, 1996 AND 1995
                   (DOLLARS IN THOUSANDS, EXCEPT PAR VALUES)

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1996           1995
                                                              ------------   ------------
                                         ASSETS
Cash and due from banks.....................................    $ 27,810       $ 19,806
Interest bearing deposits in banks..........................         118              2
Investment securities:
  Held to maturity (Note 2).................................          --          7,015
  Available for sale........................................      74,397         38,147
Mortgage backed securities (Note 3):
  Held to maturity..........................................          --         17,112
  Available for sale........................................      20,004          2,527
FHLB stock..................................................       4,830          3,540
Federal funds sold..........................................       8,000         14,621
Loans held for sale (Note 4)................................      36,590          4,711
Loans, net (Notes 4 and 5)..................................     693,270        649,795
Premises and equipment, net (Note 6)........................      19,715         18,991
Other real estate owned (Note 7):
  Acquired through foreclosure, net.........................       7,363          8,064
  Held for investment.......................................          --          2,498
Other assets (Note 8).......................................      15,771         15,166
                                                                --------       --------
          Total assets......................................    $907,868       $801,995
                                                                --------       --------
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits:
     Noninterest-bearing checking...........................    $ 50,060       $ 45,641
     Interest checking......................................      87,639         71,592
     Money market...........................................      32,665         38,535
     Savings................................................     245,951         91,935
     Time deposits (includes $49,323 and $57,213,
      respectively of time deposits of $100,000 or more)....     411,665        495,402
                                                                --------       --------
          Total deposits....................................     827,980        743,105
  Securities sold under agreements to repurchase............      15,372          3,072
  Subordinated debt, 6% rate, matures December 1, 2011,
     (Note 9)...............................................       6,000             --
  Other liabilities.........................................       4,197          4,915
                                                                --------       --------
          Total liabilities.................................     853,549        751,092
                                                                --------       --------
Off-balance-sheet risk, commitments and contingencies (Note
  10)
Stockholders' equity (Note 13):
  Perpetual preferred convertible stock ($20.00 par, 100,000 shares authorized, 75,000 shares issued and
     outstanding. Liquidation preference $6,600 at December
     31, 1996 and 1995.)....................................       1,500          1,500
  Common stock ($2.00 par, 20,000,000 shares authorized and
     4,183,507 shares issued and outstanding at December 31,
     1996 and 1995).........................................       8,367          8,367
  Capital surplus...........................................      26,699         26,699
  Retained earnings.........................................      17,849         14,329
  Net unrealized gains (losses) on available-for-sale
     securities, net of tax effect..........................         (96)             8
                                                                --------       --------
          Total stockholders' equity........................      54,319         50,903
                                                                --------       --------
          Total liabilities and stockholders' equity........    $907,868       $801,995
                                                                ========       ========

 The accompanying notes are an integral part of these consolidated statements.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                             ------------------------------------
                                                                1996         1995         1994
                                                             ----------   ----------   ----------
INTEREST INCOME:
  Interest and fees on loans...............................  $   62,244   $   52,389   $   32,699
  Interest on investment securities........................       1,413        1,431        1,939
  Interest on mortgage-backed securities...................       1,325          827           --
  Interest on federal funds sold...........................       1,633        2,968        2,448
  Interest on other investments............................         332          248           29
                                                             ----------   ----------   ----------
          Total interest income............................      66,947       57,863       37,115
                                                             ----------   ----------   ----------
INTEREST EXPENSE:
  Interest on deposits.....................................      32,426       29,874       16,767
  Interest on FHLB advances................................          52           --           36
  Interest on other borrowings.............................         448          127           68
                                                             ----------   ----------   ----------
          Total interest expense...........................      32,926       30,001       16,871
                                                             ----------   ----------   ----------
          Net interest income..............................      34,021       27,862       20,244
PROVISION FOR LOAN LOSSES (Note 5).........................       1,800        1,685        1,575
                                                             ----------   ----------   ----------
          Net interest income after provision for possible
            loan losses....................................      32,221       26,177       18,669
                                                             ----------   ----------   ----------
NONINTEREST INCOME:
  Service charges and fees on deposits.....................       1,606        1,395        1,247
  Income from mortgage banking activities..................       1,002          124           --
  Gain on sale of ORE -- held for investment...............       1,207           --           --
  Securities gains, net....................................         370           27            1
  Other operating income...................................       1,431        1,205        1,364
                                                             ----------   ----------   ----------
          Total noninterest income.........................       5,616        2,751        2,612
NONINTEREST EXPENSES:
  Salaries and employee benefits...........................      14,309       11,251        7,339
  Net occupancy expense....................................       4,507        3,211        1,308
  Data processing fees.....................................       1,451        1,152        1,472
  FDIC and state assessments...............................         949        1,566        1,187
  Other operating expense..................................       6,136        4,939        3,610
                                                             ----------   ----------   ----------
          Total general and administrative expenses........      27,352       22,119       14,916
  SAIF special assessment..................................       2,539           --           --
  Provisions for losses on ORE.............................       1,611           --           10
  ORE expense, net of ORE income...........................        (172)         289          422
  Amortization of premium on deposits......................         491          450        1,269
                                                             ----------   ----------   ----------
          Total noninterest expenses.......................      31,821       22,858       16,617
                                                             ----------   ----------   ----------
Income before negative goodwill accretion and income
  taxes....................................................       6,016        6,070        4,664
Negative goodwill accretion (Note 1).......................          --        1,578        2,705
                                                             ----------   ----------   ----------
Income before income taxes.................................       6,016        7,648        7,369
Income tax provision (Note 8)..............................       2,232        1,875          468
                                                             ----------   ----------   ----------
          NET INCOME.......................................  $    3,784   $    5,773   $    6,901
                                                             ==========   ==========   ==========
PER SHARE DATA:
     Net income per common and common equivalent share
       (Note 14)...........................................  $      .76   $     1.26   $     1.67
                                                             ==========   ==========   ==========
     Weighted average common and common equivalent shares
       outstanding (Note 14)...............................   4,952,937    4,562,642    4,136,790
                                                             ==========   ==========   ==========

 The accompanying notes are an integral part of these consolidated statements.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                                      PERPETUAL                                                NET UNREALIZED
                                      PREFERRED                                                    GAINS
                                   CONVERTED STOCK      COMMON STOCK                              (LOSSES)
                                   ---------------   ------------------                         ON AVAILABLE
                                   SHARES             SHARES              CAPITAL   RETAINED      FOR SALE
                                   ISSUED   AMOUNT    ISSUED     AMOUNT   SURPLUS   EARNINGS     SECURITIES      TOTAL
                                   ------   ------   ---------   ------   -------   --------   --------------   -------
BALANCE, DECEMBER 31, 1993.......  75,000   $1,500   3,365,387   $6,731   $19,041   $ 2,182        $  --        $29,454
  Net income.....................      --       --          --       --        --     6,901           --          6,901
  Net unrealized losses on
    available-for-sale
    securities, net of tax
    effect.......................      --       --          --       --        --        --          (54)           (54)
  Proceeds from exercise of stock
    options......................      --       --      14,950       30        98        --           --            128
  Dividends on preferred stock...      --       --          --       --        --      (264)          --           (264)
                                   ------   ------   ---------   ------   -------   -------        -----        -------
BALANCE, DECEMBER 31, 1994.......  75,000    1,500   3,380,337    6,761    19,139     8,819          (54)        36,165
  Net income.....................      --       --          --       --        --     5,773           --          5,773
  Net unrealized gains on
    available-for-sale
    securities, net of tax
    effect.......................      --       --          --       --        --        --           62             62
  Issuance of common stock.......      --       --     800,000    1,600     7,537        --           --          9,137
  Proceeds from exercise of stock
    options......................      --       --       3,170        6        23        --           --             29
  Dividends on preferred stock...      --       --          --       --        --      (263)          --           (263)
                                   ------   ------   ---------   ------   -------   -------        -----        -------
BALANCE, DECEMBER 31, 1995.......  75,000    1,500   4,183,507    8,367    26,699    14,329            8         50,903
  Net income.....................      --       --          --       --        --     3,784           --          3,784
  Net unrealized loss on
    available-for-sale
    securities, net of tax
    effect.......................      --       --          --       --        --        --         (104)          (104)
  Dividends on preferred stock...      --       --          --       --        --      (264)          --           (264)
                                   ------   ------   ---------   ------   -------   -------        -----        -------
BALANCE, DECEMBER 31, 1996.......  75,000   $1,500   4,183,507   $8,367   $26,699   $17,849        $ (96)       $54,319
                                   ======   ======   =========   ======   =======   =======        =====        =======

 The accompanying notes are an integral part of these consolidated statements.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                   FOR THE YEARS ENDED
                                                                      DECEMBER 31,
                                                            ---------------------------------
                                                              1996        1995        1994
                                                            ---------   ---------   ---------
OPERATING ACTIVITIES:
  Net income..............................................  $   3,784   $   5,773   $   6,901
  Reconciliation of net income to net cash provided:
     Provision for loan and ORE losses....................      3,411       1,685       1,585
     Depreciation and amortization, net...................     (1,539)        (26)        129
     Amortization of premium and (accretion) of fair
       value, net.........................................        553        (901)     (1,162)
     Gain on sale of loans................................     (1,002)       (124)         --
     Gain on sale of investment securities................       (370)        (27)         --
     Gain on sale of other real estate owned..............     (1,442)         (4)        (89)
     Capitalization of mortgage servicing.................     (1,741)         --          --
     Gain on disposal of premises and equipment...........         (2)         --          75
     Net increase in deferred tax benefit.................     (1,574)     (1,024)         --
     Net (increase) decrease in other assets..............      2,222      (3,455)     (1,887)
     Net increase (decrease) in other liabilities.........       (719)      2,179        (339)
                                                            ---------   ---------   ---------
          Net cash provided by operating activities.......      1,581       4,076       5,213
                                                            ---------   ---------   ---------
INVESTING ACTIVITIES:
  Net (increase) decrease in interest bearing deposits in
     banks................................................       (116)        148         550
  Proceeds from sale of premises and equipment............         --          --          13
  Proceeds from sales and maturities of:
     Investment securities held to maturity...............      7,000      24,000      18,900
     Investment securities available for sale.............     72,545       3,972       6,991
     Mortgage backed securities held to maturity..........     15,455          --          --
     Mortgage backed securities available for sale........      6,393       9,732          --
  Purchase of investment securities held to maturity......         --          --     (19,669)
  Purchase of investment securities available for sale....   (108,636)    (33,083)    (10,989)
  Purchase of mortgage backed securities..................    (20,105)         --          --
  Principal repayment on mortgage backed securities.......      4,431         714          --
  Purchase of FHLB stock..................................     (1,291)     (2,248)     (1,292)
  Net increase in loans...................................    (85,087)   (178,001)   (197,859)
  Purchase of premises and equipment......................     (2,201)     (6,282)     (3,088)
  Proceeds from sale of other real estate owned...........      8,270       3,234       5,260
  Investments in other real estate owned (net)............        232         358      (7,246)
                                                            ---------   ---------   ---------
          Net cash used in investing activities...........   (103,110)   (177,456)   (208,429)
                                                            ---------   ---------   ---------
FINANCING ACTIVITIES:
  Net increase in deposits................................     84,875     159,212      89,551
  Net increase in repurchase agreements...................     12,301         991         916
  Proceeds from issuance of subordinated debt.............      6,000          --          --
  Proceeds from issuance of common stock..................         --       9,166         128
  Dividends on perpetual preferred stock..................       (264)       (263)       (264)
                                                            ---------   ---------   ---------
          Net cash provided by financing activities.......    102,912     169,106      90,331
                                                            ---------   ---------   ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS......      1,383      (4,274)   (112,885)
CASH AND CASH EQUIVALENTS, beginning of period............     34,427      38,701     151,586
                                                            ---------   ---------   ---------
CASH AND CASH EQUIVALENTS, end of period..................  $  35,810   $  34,427   $  38,701
                                                            =========   =========   =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the period for:
     Interest.............................................  $  33,031   $  29,419   $  16,448
     Income taxes.........................................      4,144       1,516       2,222

 The accompanying notes are an integral part of these consolidated statements.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION AND ORGANIZATION

     The consolidated financial statements of Republic Bancshares, Inc. (the Company) include the accounts of the Company, and Republic Bank (the "Bank") and the Bank's wholly-owned subsidiaries, RBREO, Inc., Tampa Bay Equities, Inc., VQH Development, Inc., and Republic Insurance Agency, Inc. All significant intercompany accounts and transactions have been eliminated. On November 21, 1995, the Bank's Board of Directors approved for shareholder consideration an Amended and Restated Plan of Share Exchange and Reorganization (the "Reorganization") under which the Bank became a wholly-owned subsidiary of Company. On the effective date and time of the Reorganization, all holders of shares of the Bank's Common and Preferred Stock at the November 30, 1995 record date received one share of Company Common Stock for each share of the Bank's Common Stock held of record and one share of Company Preferred Stock for each share of the Bank's Preferred Stock held of record. Holders of outstanding options to purchase or acquire the Bank's Common Stock received options to purchase an equal number of shares of Company Common Stock. All necessary governmental and shareholder approvals for the Reorganization were received. The Company's primary source of income is from its banking subsidiary which operates 32 branches throughout west central Florida. The Bank's primary source of revenue is derived from net interest income on loans and investments and income from mortgage banking activities.

NEGATIVE GOODWILL

     On May 28, 1993 (the "Purchase Date") over 99 percent of the Company's outstanding common stock was acquired for $4,450,000 (the "Purchase Price"). Also, on May 28, 1993, 583,334 additional shares of common stock were issued for $3,500,000. The acquisition was accounted for by the purchase method of accounting. Assets and liabilities were restated based upon their fair value as of the Purchase Date. The excess of the restated net book value over the Purchase Price was recorded as a reduction of the non current assets, to the extent available. The remaining difference was recorded as excess of fair value over purchase price ("negative goodwill"), as follows (in thousands):

Adjustments to fair market value:
  Loans.....................................................  $   596
  Investment securities.....................................      161
  Time deposits.............................................       36
Write-off of noncurrent assets:
  Premises and equipment....................................   (1,432)
  Other assets..............................................      (43)
Adjustments to equity accounts:
  Retained earnings.........................................    1,320
  Capital surplus...........................................    5,224
                                                              -------
Excess of fair value over purchase price....................  $ 5,862
                                                              =======

     The negative goodwill was accreted into income on a straight-line basis over 26 months beginning May 28, 1993 and ending July 31, 1995, which was based on the estimated life of the loans, investments and deposits acquired. The premiums on loans and investment securities and the discount on demand and other time deposits were amortized into income on a straight-line basis over periods based on the estimated life of the related loans, securities or deposits ranging from 12 to 30 months.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

DEPENDENCE ON ESTIMATES, APPRAISALS AND EVALUATIONS

     The financial statements, in conformity with generally accepted accounting principles, are dependent upon estimates, appraisals and evaluations of loans, other real estate owned and other assets and liabilities, and disclosure of contingent assets and liabilities. Changes in such estimates, appraisals and evaluations might be required because of rapidly changing economic conditions, changing economic prospects of borrowers and other factors. Actual results may differ from those estimates.

INVESTMENT SECURITIES

     Securities that the Company has both the positive intent and ability to hold to maturity are classified as Held to Maturity and are carried at historical cost, adjusted for amortization of premiums and accretion of discounts. Securities Available for Sale, which are those securities that may be sold prior to maturity as part of asset/liability management or in response to other factors, are carried at fair value with any valuation adjustment reported in a separate component of stockholders' equity, net of tax effect.

     Interest and dividends on investment securities and amortization of premiums and accretion of discounts are reported in interest on investment securities. Gains (losses) realized on sales of investment securities are generally determined on the specific identification method and are reported under non-interest income.

LOANS

     Interest on commercial and real estate loans and substantially all installment loans is recognized monthly on the loan balance outstanding. The Company's policy is to discontinue accruing interest on loans 90 days or more delinquent and restructured loans that have not yet demonstrated a sufficient payment history, which, in the opinion of management, may be doubtful as to the collection of interest or principal. These loans are designated as "non-accrual" and any accrued but unpaid interest previously recorded is reversed against current period interest revenue.

     Loan origination and commitment fees net of certain costs are deferred, and the amount is amortized as an adjustment to the related loan's yield, generally over the contractual life of the loan. Unearned discounts and premiums on loans purchased are deferred and amortized as an adjustment to interest income on a basis that approximates level rates of return over the terms of the loan.

HEDGING CONTRACTS AND LOANS HELD FOR SALE

     The Company manages its interest rate market risk on the loans held for sale and its estimated future commitments to originate and close mortgage loans for borrowers at fixed prices ("Locked Loans") through hedging techniques which include derivative contracts and fixed price forward delivery commitments ("Forward Commitments") to sell mortgage- backed securities or specific whole loans to investors on a mandatory or best efforts basis. The Company records the inventory of loans held for sale at the lower of cost or market on an aggregate basis after considering any market value changes in the loans held for sale, Locked Loans, and Forward Commitments.

MORTGAGE SERVICING RIGHTS

     On July 1, 1995, SFAS No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65", was adopted. SFAS No. 122 permits an allocation of a portion of the cost of loan origination to the rights to service mortgage loans. Approximately $1,188,000 and $117,000 was capitalized relating to originated mortgage servicing rights ("OMSRs") during 1996 and 1995, respectively. As of December 31, 1996 and 1995, the unamortized portion of these OMSRs were $1,271,000 and $113,000, respectively. For purposes of measuring impairment, OMSRs are stratified based on the loan type, interest rate and maturity of the underlying loans.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENT OF LIABILITIES

     The FASB has issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", which is effective for the Company's fiscal year beginning January 1, 1997. SFAS 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The impact of the adoption of SFAS 125 upon the results of operations of the Company is not expected to be material.

ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses provides for risks of losses inherent in the credit extension process. Losses and recoveries are either charged or credited to the allowance. The Company's allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. The evaluations are periodically reviewed and adjustments are recorded in the period in which changes become known.

ACCOUNTING FOR IMPAIRMENT OF LOANS

     The Company's measurement of impaired loans includes those loans which are nonperforming and have been placed on non-accrual status and those loans which are performing according to all contractual terms of the loan agreement but may have substantive indication of potential credit weakness. As of December 31, 1996, $19.3 million of loans were considered impaired by the Company. Of this amount, $15.4 million were carried on a non-accrual basis. Approximately 17.68% of these loans were measured for impairment using the fair value of collateral, while the remaining 82.32% were measured using the present value of the expected future cash flows discounted at the loan's effective rate. As a result of these measurements, approximately $17.0 million of these loans required valuation allowances, totaling $2.2 million, which are included within the overall allowance for loan losses at December 31, 1996. Residential mortgages and consumer loans and leases outside the scope of SFAS 114 are collectively evaluated for impairment. Average impaired loans during 1996 were approximately $19.8 million and the amount of cash basis interest income recognized on these loans was $.7 million.

     As of December 31, 1995, $20.2 million of loans were considered impaired by the Company. Of this amount, $14.8 million were carried on a non-accrual basis. Approximately 7.84% of these loans were measured for impairment using the fair value of collateral, while the remaining 92.16% were measured using the present value of the expected future cash flows discounted at the loan's effective rate. As a result of these measurements, approximately $18.7 million of these loans required valuation allowances, totaling $2.1 million, which were included within the overall allowance for loan losses at December 31, 1995. Average impaired loans during 1995 were approximately $20.7 million, and the amount of cash basis interest income recognized on these loans was $.6 million.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, except for leasehold improvements for which the lesser of the estimated useful life of the asset or the term of the lease is used. The useful lives used in computing depreciation and amortization are as follows:

                                                              YEARS
                                                              ------
Buildings and improvements..................................      39
Furniture and equipment.....................................       7
Leasehold improvements......................................  5 - 15

     Gains and losses on routine dispositions are reflected in current operations. Maintenance, repairs and minor improvements are charged to operating expenses, and major replacements and improvements are capitalized.

OTHER REAL ESTATE

     Other real estate owned ("ORE") represents property acquired through foreclosure proceedings held for sale and real estate held for investment. ORE is carried at its fair value, net of a valuation allowance established to reduce cost to fair value. Losses are charged to the valuation allowance and recoveries are credited to the allowance. Declines in market value and gains and losses on disposal are reflected in current operations in ORE expense. Recoverable costs relating to the development and improvement of ORE are capitalized whereas routine holding costs are charged to expense. The sales of these properties are dependent upon various market conditions. Management is of the opinion that such sales will result in net proceeds at least equal to present carrying values.

ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS

     The FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," which was effective for the Company's fiscal year beginning January 1, 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized. SFAS No. 121 also requires that certain assets to be disposed of be measured at the lower of carrying amount or the net realizable value. The impact of adopting SFAS 121 upon the results of operations of the Company was not material.

INCOME TAXES

     The Company follows the liability method which establishes deferred tax assets and liabilities for the temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a more-likely-than-not criterion is met, that is, unless a greater than 50% probability exists that the tax benefits will not actually be realized sometime in the future.

     Effective April 1, 1995, federal regulations restricted the amount of deferred tax assets that can be used to meet regulatory capital requirements to an amount that the institution expects to realize within one year, or 10% of Tier 1 capital, whichever is less.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

     The Company and its subsidiary file consolidated tax returns with the federal and state taxing authorities. A tax sharing agreement exists between the Company and the Bank whereby taxes for the Bank are computed as if the Bank were a separate entity. Amounts to be paid or credited with respect to current taxes are paid to or received from the Company.

PREMIUM ON DEPOSITS

     A premium on deposits is recorded for the difference between cash received and the carrying value of deposits acquired in purchase transactions. This premium is being amortized on a straight-line basis over 3 to 4 years. Approximately $527,000 and $1,017,000 was included in other assets in the accompanying financial statements, as of December 31, 1996 and 1995.

STOCK-BASED COMPENSATION PLANS

     The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Effective in 1996, the Company adopted the disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which requires that companies not electing to account for stock-based compensation as prescribed by the statement, disclose the pro forma effects on earnings and earnings per share as if SFAS 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used are to determine the pro forma effects of SFAS 123.

CASH EQUIVALENTS

     For purposes of preparing the Consolidated Statements of Cash Flows, cash equivalents are defined to include cash and due from banks and federal funds sold.

RECLASSIFICATIONS

     Certain reclassifications have been made to prior period financial statements to conform with the 1996 financial statement presentation.

2.  INVESTMENT SECURITIES:

     The Company's investment securities consisted primarily of U.S. Treasury Bills and Notes. The investment securities of the Company at December 31, 1996 and 1995 are summarized as follows (in thousands):

                                                                                       ESTIMATED
                                                 AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                                   COST        GAINS        LOSSES       VALUE
                                                 ---------   ----------   ----------   ---------
AT DECEMBER 31, 1996:
  Securities available-for-sale:
     U.S. Government Treasuries................   $72,905       $--        $   (53)     $72,852
     Revenue bond..............................     1,545        --             --        1,545
                                                  -------       ---        -------      -------
          Securities available-for-sale........   $74,450       $--        $   (53)     $74,397
                                                  =======       ===        =======      =======
AT DECEMBER 31, 1995:
  U.S. Government Treasuries held to
     maturity..................................   $ 7,015       $--        $    (6)     $ 7,009
  U.S. Government Treasuries available for
     sale......................................    38,121        27             (1)      38,147
                                                  -------       ---        -------      -------
          Total U.S. Treasuries & Federal
            Agency Notes.......................   $45,136       $27        $    (7)     $45,156
                                                  =======       ===        =======      =======

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

                                                                             1996        1995
                                                                          ----------   ---------
BOOK VALUE AT DECEMBER 31:
  Securities held to maturity..................                            $    --      $ 7,015
  Securities available-for-sale................                             74,397       38,147
                                                                           -------      -------
          Total U.S. Treasuries................                            $74,397      $45,162
                                                                           =======      =======

     The amortized cost and estimated market value of investment securities at December 31, 1996, by contractual maturity are shown below (in thousands):

                                                                  AVAILABLE-FOR-SALE
                                                           --------------------------------
                                                                       ESTIMATED   WEIGHTED
                                                           AMORTIZED    MARKET     AVERAGE
                                                             COST        VALUE      YIELD
                                                           ---------   ---------   --------
Due in 1 year or less....................................   $61,367     $61,358      4.84%
Due after 1 year through 5 years.........................    13,083      13,039      6.02
                                                            -------     -------
Total....................................................   $74,450     $74,397      5.05
                                                            =======     =======

     Proceeds from sales of U.S. Treasury and Federal Agency Notes during the years ended 1996, 1995 and 1994, were $7,545,000, $2,972,000, and $6,991,000, respectively. Gross losses of $0, $27,891 and $0 were realized for the years ended December 31, 1996, 1995 and 1994. Gross gains of $45,404, $0, and $1,094, were realized during the years ended December 31, 1996, 1995 and 1994, respectively. U.S. Treasuries and Federal Agency Notes with a par value of $19,000,000 and $8,000,000 at December 31, 1996 and 1995, respectively, were pledged to secure public deposits and for other purposes.

3.  MORTGAGE BACKED SECURITIES:

     Mortgage-backed securities ("MBS"), sometimes referred to as pass-through certificates, represent an interest in a pool of loans. The securities are issued by three government agencies or corporations: (i) the Government National Mortgage Association ("GNMA"), (ii) the Federal Home Loan Mortgage Corporation ("FHLMC") and (iii) the Federal National Mortgage Association ("FNMA"). During 1996 and 1995 the Company securitized loans with a carrying value of $6,282,000 and $30,048,000, respectively, through FHLMC. The Company's MBS portfolio at December 31, 1996 consisted solely of variable rate securities issued by GNMA, and payments on those securities are backed by that government agency. MBS securities held to maturity are recorded at amortized cost, while securities available-for-sale are recorded at estimated market value. Mortgage backed securities are summarized as follows (in thousands):

                                                                                       ESTIMATED
                                                 AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                                   COST        GAINS        LOSSES       VALUE
                                                 ---------   ----------   ----------   ---------
AT DECEMBER 31, 1996:
  GNMA held to maturity........................   $    --       $ --        $  --       $    --
  GNMA available for sale......................    20,105         --         (101)       20,004
                                                  -------       ----        -----       -------
          Total mortgage backed securities.....   $20,105       $ --        $(101)      $20,004
                                                  =======       ====        =====       =======
AT DECEMBER 31, 1995:
  FHLMC held to maturity.......................   $17,112       $114        $ (20)      $17,206
  FHLMC available for sale.....................     2,540         --          (13)        2,527
                                                  -------       ----        -----       -------
          Total mortgage backed securities.....   $19,652       $114        $ (33)      $19,733
                                                  =======       ====        =====       =======

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

                                                               1996      1995
                                                              -------   -------
BOOK VALUE AT DECEMBER 31:
  Securities held to maturity...............................  $    --   $17,112
  Securities available-for-sale.............................   20,004     2,527
                                                              -------   -------
          Total MBS.........................................  $20,004   $19,639
                                                              =======   =======

     At December 31, 1996 all MBS securities available for sale were scheduled to reprice in one year or less.

     The amortized cost and estimated market value of the MBS portfolio at December 31, 1996, by contractual maturity are shown below (in thousands). Actual maturities may differ from contractual maturities as a result of prepayments of the underlying mortgages:

                                                                  AVAILABLE-FOR-SALE
                                                           --------------------------------
                                                                       ESTIMATED   WEIGHTED
                                                           AMORTIZED    MARKET     AVERAGE
                                                             COST        VALUE      YIELD
                                                           ---------   ---------   --------
Due after 10 years.......................................   $20,105     $20,004      5.53%
                                                            -------     -------
          Total..........................................   $20,105     $20,004      5.53%
                                                            =======     =======

     During 1996, the Company sold FHLMC securities, with an amortized cost of $15,455,000, which had previously been classified as "Held-to-Maturity", recording net gains of $300,201, and purchased GNMA securities. The purpose of this transaction was to reduce the Company's capital requirements. As a result, and in compliance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities", all investment securities are classified as "available-for-sale" as of December 31, 1996.

     Proceeds from sales of MBS securities during the years ended December 31, 1996 and 1995 were $21,077,000 and $9,732,000, respectively. Gross gains of $354,837 and $55,038 and gross losses of $31,845 and $0, respectively, were realized on these sales. None of the MBS securities were pledged to secure public deposits or for other purposes at December 31, 1996.

4.  LOANS AND LOANS HELD FOR SALE:

     Loans at December 31, 1996 and 1995, are summarized as follows (in thousands):

                                                                1996       1995
                                                              --------   --------
Real estate mortgage loans:
  One-to-four family residential............................  $385,701   $386,524
  Multi-family residential..................................    70,967     77,802
  Commercial real estate....................................   182,298    153,193
  Construction/land development.............................    27,050     13,974
Commercial loans............................................    34,617     29,898
Consumer loans..............................................     9,860      6,798
Other loans.................................................     1,294      2,367
                                                              --------   --------
          Total gross portfolio loans.......................   711,787    670,556
Less-allowance for loan losses (Note 5).....................   (13,134)   (14,910)
Less-premiums and unearned discounts on loans purchased.....    (4,731)    (4,561)
Less-unamortized loan fees..................................      (652)    (1,290)
                                                              --------   --------
          Total loans held for portfolio....................   693,270    649,795
Residential loans held for sale.............................    36,590      4,711
                                                              --------   --------
          Total loans.......................................  $729,860   $654,506
                                                              ========   ========

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

     As of December 31, 1996, the Company had $36,590,000 of 1-4 residential mortgage loans available for sale with a weighted average interest rate of 8.72%. As of December 31, 1995 loans available for sale were approximately $4,711,000, which approximated market value, with a weighted average interest rate of 7.47%. Mortgage loans serviced for others as of December 31, 1996 and 1995 were $120,711,000 and $39,951,000, respectively.

     Loans on which interest was not being accrued totaled approximately $15,351,000, $14,813,000, and $12,948,000 at December 31, 1996, 1995 and 1994,
respectively. Had interest been accrued on these loans at their originally contracted rates, interest income would have been increased by approximately $1,138,000, $1,329,000, and $647,000 in the years ended December 31, 1996, 1995 and 1994, respectively. Loans past due 90 days or more and still accruing interest at December 31, 1996 and 1995, totaled approximately $113,000 and $1,876,000, respectively. The Company restructured loans totaling $2,516,000 and $145,000 during 1996 and 1995, respectively.

5.  ALLOWANCE FOR LOAN LOSSES:

     Changes in the allowance for loan losses were as follows (in thousands):

                                                                FOR THE YEARS ENDED
                                                                   DECEMBER 31,
                                                            ---------------------------
                                                             1996      1995      1994
                                                            -------   -------   -------
Balance,
  beginning of period.....................................  $14,910   $ 7,065   $ 6,539
  Provision for possible loan losses......................    1,800     1,685     1,575
  Discount on purchased loans allocated to (from) loan
     loss reserve.........................................   (1,732)    7,658       643
  Loans charged off.......................................   (2,110)   (1,947)   (1,870)
  Recoveries of loans charged off.........................      266       449       178
                                                            -------   -------   -------
Balance,
  end of period...........................................  $13,134   $14,910   $ 7,065
                                                            =======   =======   =======

     While management believes that the allowance for loan losses is adequate at December 31, 1996, based on currently available information, future additions to the allowance may be necessary due to changes in economic conditions, deterioration of creditworthiness of the borrower, the value of underlying collateral or other factors. Additionally, the Florida Department of Banking and Finance, the FDIC, and the Federal Reserve, as an integral part of their regular examination process, periodically review the allowance for loan losses. These agencies may require additions to the allowance based on their judgments about information available to them at the time of examination.

     The portion of the allowance for loan losses which arose due to the allocation of discounts on purchased loans may only be used to absorb losses on the related acquired loans. As of December 31, 1996 and 1995, approximately $7,150,000 and $10,249,000 of the reserve had arisen through an allocation of discounts on purchased loans.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

6.  PREMISES AND EQUIPMENT:

     Premises and equipment at December 31, 1996 and 1995, included (in thousands):

                                                               1996      1995
                                                              -------   -------
Land........................................................  $ 4,951   $ 4,951
Buildings and improvements..................................    9,216     8,671
Furniture and equipment.....................................    7,371     6,120
Leasehold improvements......................................    1,051       903
Construction in progress....................................      268        11
                                                              -------   -------
          Total premises and equipment......................   22,857    20,656
Less-accumulated depreciation and amortization..............   (3,142)   (1,665)
                                                              -------   -------
  Premises and equipment, net...............................  $19,715   $18,991
                                                              =======   =======

7.  OTHER REAL ESTATE (ORE):

     State banking regulations require the Company to dispose of all ORE acquired through foreclosure within five years of acquisition, with a possibility for additional extensions, each of up to five years. Failure to receive additional extensions could result in losses on ORE. There were two ORE properties totaling $4,477,000 at December 31, 1996, which were required to be disposed of by year-end. The Company has been granted an extension on these properties by the State. As of December 31, 1996, a third property, in the amount of approximately $254,000, is required to be disposed of no later than December 31, 1997. Management expects an extension will also be granted by the State on this property if not sold. In addition, federal banking regulations had required the Bank to dispose of one of these properties amounting to $3,200,000 by December 31, 1996 but the FDIC has granted an extension of the holding period to December 19, 1997. While the current appraisal on this property indicates that the market value of the tract exceeds its book value, a sale to a party other than an end-user could result in proceeds below the current book value.

     During 1995, the former headquarter building was vacated and that space was leased to a third party. Since that building was no longer used for banking purposes, approximately $2,498,000 was transferred from premises and equipment to ORE held for investment. During 1996, this building was sold and a gain of $1,207,000 was recorded.

     Loans converted to ORE through foreclosure proceedings totaled $6,910,000, and $2,639,000, for the years ended December 31, 1996 and 1995, respectively. Sales of ORE that were financed by the Company totaled $3,676,000 and $1,358,000 for the years ended December 31, 1996 and 1995, respectively.

     Changes in the valuation allowance for ORE were as follows (in thousands):

                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                           --------------------------------
                                                             1996        1995        1994
                                                           --------    --------    --------
BALANCE, beginning of period.............................    $  966      $1,170      $1,718
  Provision..............................................     1,611          --          10
  Charge-offs............................................       (63)       (204)       (558)
                                                             ------      ------      ------
BALANCE, end of period...................................    $2,514      $  966      $1,170
                                                             ======      ======      ======

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

8.  INCOME TAXES:

     Income taxes are comprised of the following (in thousands):

                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                           --------------------------------
                                                             1996        1995        1994
                                                           --------    --------    --------
Current provision........................................    $3,744      $2,899      $2,612
Deferred benefit.........................................    (1,512)     (1,024)     (2,144)
                                                             ------      ------      ------
                                                             $2,232      $1,875      $  468
                                                             ======      ======      ======

     At December 31, 1996, the Company had approximately $670,000 of remaining federal and $2,393,000 of state net operating loss carryforwards. These carryforwards expire in the years 2006 through 2008.

     Following the change of ownership in 1993, recognition of net operating loss carryforwards were limited to approximately $259,000 each year. If the full amount of the limitation is not used in any years, the amount not used increases the allowable limit in the subsequent year.

     Deferred tax assets and liabilities were comprised of the following at December 31, 1996 and 1995 (in thousands):

                                                               1996      1995
                                                              ------    ------
Gross deferred tax assets:
  Tax bases over financial bases for loans (loan loss
     reserve & discounts)...................................  $2,329    $1,230
  Financial amortization of premium over tax amortization...     646       533
  Interest on non-accrual loans.............................     315       250
  Tax bases over financial bases for ORE....................   1,286       634
  Net operating losses and tax credit carryforward..........     314       411
  Mark-to-market-loans held for sale........................     232        --
  Other.....................................................     145       160
                                                              ------    ------
          Gross deferred tax asset..........................   5,267     3,218
          Gross deferred tax liabilities....................     567        93
                                                              ------    ------
          Net deferred tax asset............................  $4,700    $3,125
                                                              ======    ======

     The valuation allowance for the deferred tax asset was $1,604,000 at December 31, 1993. The valuation allowance was subsequently eliminated during the years ended December 31, 1995 and 1994 by decreases to tax expense of $177,000 and $1,427,000, respectively. There were no valuation allowances against the deferred tax asset for the years ended December 31, 1996 and 1995 as management has determined that it is more likely than not that all of the deferred tax asset recorded will be realized. The net deferred tax asset increased during 1996 and 1995 by approximately $63,000 and $38,000, respectively, relating to the unrealized gain on available for sale securities which is recorded directly to stockholders' equity.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

     The Company's effective tax rate varies from the statutory rate of 34 percent. The reasons for this difference are as follows (in thousands):

                                                                 FOR THE YEARS ENDED
                                                                    DECEMBER 31,
                                                              -------------------------
                                                               1996     1995     1994
                                                              ------   ------   -------
Computed "expected" tax provision...........................  $2,045   $2,600   $ 2,505
Increase (reduction) of taxes:
  Tax-exempt interest income................................     (22)     (27)      (29)
  Valuation allowance.......................................      --     (177)   (1,427)
  Amortization of excess of fair value over purchase
     price..................................................      --     (536)   (1,017)
  State taxes...............................................     217      216       265
  Other.....................................................      (8)    (201)      171
                                                              ------   ------   -------
          Total.............................................  $2,232   $1,875   $   468
                                                              ======   ======   =======

9.  SUBORDINATED DEBT:

     On December 27, 1996, the Company issued $6,000,000 in convertible subordinated debentures at a fixed interest rate of 6.00%, interest payable semi-annually, with a maturity of December 1, 2011. The Company has the right to redeem the debentures beginning in 2001 at 106% of face value, with the premium declining 1% per year thereafter and without any premium if the price of the Company's common stock equals or exceeds 130% of the conversion price for not less than 20 consecutive trading days. The debentures are convertible by the holder at any time prior to maturity into the Company's $2.00 par value common stock at a conversion price of $17.85714 per share (equivalent to a conversion rate of 56 common shares per $1,000 principal amount of debentures). The Company incurred $213,000 in issuance costs which will be amortized over 36 months.

10.  OFF-BALANCE-SHEET RISK, COMMITMENTS AND CONTINGENCIES:

CONCENTRATION OF CREDIT RISK

     The Company's core customer loan origination base is located along the west coast and in central Florida. The majority of the Company's purchased loan portfolio is concentrated in the states of Florida, California, Texas, and in the northeastern United States. At December 31, 1996 and 1995, approximately 94 percent of the Company's loan portfolio was secured by real estate. Mortgage loans secured by 1-4 family properties comprised approximately 60 and 61 percent, respectively, of total mortgage loans at December 31, 1996 and 1995.

OFF-BALANCE-SHEET ITEMS

     The Company enters into financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to limit exposure to changes in the value of loans held for sale. These financial instruments include commitments to extend credit, commercial and standby letters of credit, and forward contracts for the delivery of loans. These instruments involve, to varying degrees, elements of credit and interest-rate risk that are not recognized in the accompanying consolidated balance sheets.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments discussed above is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

     A summary of financial instruments with off-balance-sheet risk at December 31, 1996, is as follows (in thousands):

                                                              CONTRACTUAL
                                                                AMOUNT
                                                              -----------
Commitments to extend credit................................   $ 51,754
Unfunded lines of credit....................................     64,604
Commercial and standby letters of credit....................      7,415
                                                               --------
          Total.............................................   $123,773
                                                               ========

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but may include premises and equipment, inventory and accounts receivable. Unfunded lines of credit represent the undisbursed portion of lines of credit which have been extended to customers.

     Commercial and standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party which typically do not extend beyond one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company typically holds certificates of deposit as collateral supporting those commitments, depending on the strength of the borrower. Outstanding unsecured standby letters of credit at December 31, 1996, totaled approximately $1,376,000.

     At December 31, 1996, in connection with managing the interest rate market risk on its loans held for sale and Locked Loans totaling $37,416,000, the Company had outstanding $15,000,000 (estimated fair value of $15,165,000) of Forward Commitments which expire over the next two months, the period when the loans are expected to be sold and Locked Loans are expected to close.

     The Company reduces its risk of nonperformance under the hedging contracts by entering into those contracts with reputable security dealers and investors and evaluating their financial condition. However, there is a risk that certain of the Locked Loans do not close or are renegotiated in a declining interest rate market and close at lower prices. The Company reduces this risk by collecting nonrefundable commitment fees on certain of the Locked Loans and enters into Forward Commitments to deliver loans to investors primarily on a best efforts basis.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

COMMITMENTS

     The Company has entered into a number of noncancelable operating leases primarily for branch banking locations. At December 31, 1996, minimum rental commitments based on the remaining noncancelable lease terms were as follows (in thousands):

1997........................................................  $ 2,008
1998........................................................    1,809
1999........................................................    1,432
2000........................................................    1,186
2001........................................................    1,123
Thereafter..................................................    3,839
                                                              -------
                                                               11,397
Less-sublease rentals.......................................   (1,063)
                                                              -------
                                                              $10,334
                                                              =======

     Total rent expense for the years ended December 31, 1996, 1995 and 1994 was $1,653,000, $1,009,000, and $435,000, respectively. Total rental income from subleases for the years ended December 31, 1996, 1995 and 1994 was $971,000, $1,113,000, and $1,132,000, respectively.

     During 1994 a capital lease obligation of approximately $981,000 was incurred related to the leasing of data processing equipment with an implicit rate of 7.49%. Minimum lease payments under this capital lease are approximately $214,000 in each of the years 1997, 1998 and $107,000 in 1999. In addition, the Company is obligated to make processing payments in relation to its computer facilities of approximately $966,000 in each of the years 1997 and 1998, $1,073,000 in 1999, $1,181,000 in 2000, and $197,000 in 2001.

CONTINGENCIES

     The Company is subject to various other legal proceedings and claims which arise in the normal course of business. In the opinion of management, the amount of liability with respect to these other proceedings would not have a material effect on the financial statements.

11.  EMPLOYEE BENEFIT PLANS

     On January 1, 1987, a retirement plan was adopted, covering substantially all employees, which includes a 401(k) arrangement. Each employee of the Company automatically becomes eligible to participate in the savings plan on the January 1 immediately following the date on which such employee attains the age of 18 and completes six months of service. An employee must complete 1,000 hours of service during each subsequent plan year, and failure to complete 1,000 hours of service in a subsequent plan year will constitute a "one year break in service" and a forfeiture of eligibility to participate in the plan.

     Employees' before-tax contributions are limited based on restrictions established by the Internal Revenue Service. Employees also may elect to make after-tax contributions to their account. In each plan year, the Company will make matching contributions to each account equal to 25% of the employees elective contributions, but only up to the amount that does not exceed 6% of compensation. Beginning January 1, 1997, if the Company attains a return on equity in excess of 10.0% for a quarterly period, the matching contribution will be increased to 50% for that period, concurrently. Employees are 100% vested at all times in their contributions and regular matching contributions. In addition, the 401(k) arrangement plan permits the Company to contribute a discretionary amount to all of the participants for any plan year, and that contribution will be allocated among the participants based upon their respective shares of the total compensation paid during the plan year to all participants eligible. The Company's contributions were $108,900, $58,200, and $38,500 in the years ended December 31, 1996, 1995 and 1994, respectively.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Generally, the Company's practice and intent is to hold its financial instruments to maturity, unless otherwise designated. Where available, quoted market prices are used to determine fair value. However, many of the Company's financial instruments lack quoted market prices. Although the Company has incorporated what it considers to be appropriate estimation methodologies for those financial instruments which lack quoted market prices, a significant number of assumptions must be used in determining such estimated fair values. Such assumptions include subjective assessments of current market conditions, perceived risks associated with these financial instruments and other factors. Different assumptions might be considered by the user of the financial statements to be more appropriate, and the use of alternative assumptions or estimation methodologies could have a significant effect on the resulting estimated fair values. The estimated fair values presented neither include nor give effect to the values associated with the Company's business, existing customer relationships, and branch banking network, amount other things.

     The following estimates of the fair value of certain financial instruments held by the Company include only instruments that could reasonably be evaluated. The investment securities portfolio was evaluated using market quotes as of December 31, 1996 and 1995. The fair value of the loan portfolio was evaluated using market quotes for similar financial instruments, where available. Otherwise, discounted cash flows, after adjusting for credit deterioration, were used based upon current rates the Company would use in extending credit with similar characteristics. These rates may not necessarily be the same as those which might be used by other financial institutions for similar loans. Cash and due from banks and federal funds sold were valued at cost. The fair values disclosed for checking accounts, savings accounts, securities sold under agreements to repurchase, and certain money market accounts are, by definition, equal to the amount payable on demand at the reporting date, i.e., their carrying amounts. Fair values for time deposits are estimated using a discounted cash flow calculation that applies current interest rates to aggregated expected maturities. Standby letters of credit and commitments to extend credit were valued at book value as the majority of these instruments are based on variable rates.

     These evaluations may incorporate specific value to the Company in accordance with its asset/liability strategies, interest rate projections and business plans at a specific point in time and therefore, should not necessarily be viewed as liquidation value. They should also not be used in determining overall value of the Company due to undisclosed and intangible aspects such as business and franchise value, and due to changes to assumptions of interest rates and expected cash flows which might need to be made to reflect expectations of returns to be earned on instruments with higher credit risks.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

     The table below illustrates the estimated fair value of the Company's financial instruments as of December 31 using the assumptions described above (in thousands):

                                                                1996        1995
                                                              --------    --------
Cash and due from banks.....................................  $ 27,810    $ 19,806
                                                              ========    ========
Interest bearing deposits in banks..........................  $    118    $      2
                                                              ========    ========
Investment securities.......................................  $ 94,401    $ 68,429
                                                              ========    ========
Federal funds sold..........................................  $  8,000    $ 14,621
                                                              ========    ========
Loans.......................................................  $754,445    $681,163
                                                              ========    ========
Mortgage servicing rights...................................  $  1,690    $    113
                                                              ========    ========
Deposits....................................................  $830,562    $746,904
                                                              ========    ========
Securities sold under agreements to repurchase..............  $ 15,372    $  3,072
                                                              ========    ========
Subordinated debt...........................................  $  6,000    $     --
                                                              ========
Standby letters of credit...................................  $  7,415    $  6,178
                                                              ========    ========
Commitments to extend credit and unfunded lines of credit...  $116,358    $103,076
                                                              ========    ========

13.  STOCKHOLDERS' EQUITY:

PERPETUAL PREFERRED CONVERTIBLE STOCK

     The Company has 75,000 outstanding shares of perpetual preferred convertible stock. The preferred stock has a liquidation preference of $88 per share and carries a noncumulative dividend of $3.52 per year, payable quarterly. Dividends on the preferred stock must be paid before any dividends on common stock can be paid. Beginning December 16, 1994 and thereafter, the preferred stock can be converted by the holders into 10 shares of common stock for each share of preferred stock. The preferred stock was redeemable at the option of the Company through December 16, 1996, at a price of $96.80 per share. The holders of the preferred stock vote with the holders of the common stock and are entitled to 10 votes per share of preferred stock.

DIVIDENDS

     Florida Statutes limit the amount of dividends the Bank can pay in any given year to that year's net income plus retained net income from the two preceding years. Additionally, the Bank and the Company cannot pay dividends which would cause either to be undercapitalized as defined by federal regulations.

1995 RIGHTS AND PUBLIC STOCK OFFERINGS

     On June 27, 1995, an offering was completed to the public and to the stockholders of 800,000 shares of the $2.00 par value Common Stock. The Common Stock was offered through a combined subscription Rights Offering and an underwritten Public Offering (the "Offerings"). The number of shares subscribed for in the Rights Offering totaled 287,049 with 512,951 shares sold in the Public Offering. The price per share was $12.50 for the Offerings and net proceeds amounted to $9,137,000.

1993 NON-QUALIFIED STOCK OPTION PLAN

     On May 28, 1993, the Company adopted a non-qualified stock option plan (the Option Plan) which reserved 80,000 shares of common stock for future issuance under the Option Plan to eligible employees of the Company. As of December 31, 1996, 60,000 options were granted under the Option Plan and 35,000 were

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY
outstanding. The per share exercise price of each stock option is determined by the Board of Directors at the date of grant. The plan terminates in 2003 or at the discretion of the Board of Directors.

1995 INCENTIVE STOCK OPTION PLAN

     On April 29, 1994, the shareholders approved a qualified incentive stock option plan to certain key employees. In connection with the Company's holding company reorganization and share exchange in which all of the Company's stockholders became stockholders of the Company, the Company adopted the Republic Bancshares, Inc. 1995 Stock Option Plan (the "Plan") as a replacement for the Company's 1994 Stock Option Plan. The Plan was approved by the stockholders of the Bank at the Bank's Special Meeting held on February 27, 1996. On April 23, 1996, the shareholders approved certain amendments to the Plan (the "Amendment"). Under the Amendment, the total number of shares that may be purchased pursuant to the plan cannot exceed 525,000 over the life of the plan and provides that the maximum number of options granted to any one individual in any fiscal year under the plan cannot exceed 62,000. There is no limitation on the annual aggregate number of options to be granted in any fiscal year. Each option granted under the plan will be exercisable by the grantee during a term, not to exceed ten years, fixed by the compensation committee of the Board of Directors ("the Committee"). However, no more than 20% of the shares subject to such options shall vest annually beginning at date of grant. However, in the event of a change in control, or termination of employment without cause, all options granted become exercisable immediately. Options under the plan, which have been granted to the employees of the Flagship/Capital mortgage banking division of the Company, vest at the rate of 20% at the end of each 12 month period over five years, contingent upon that division meeting specified net income performance goals as set by the Board of Directors. If the performance goal for each year is not met, then the options that would have become exercisable at the end of the 12 month period shall expire and be null and void. In addition, options granted to employees of this division shall not vest and become exercisable if there is a change in control or a termination of employment without cause, until the performance goal for at least one year has been met.

     Upon the grant of an option to a key employee, the Committee will fix the number of shares of common stock that the grantee may purchase upon exercise of the option, and the price at which the shares may be purchased. The exercise price for all options shall not be less than the fair market value. During 1996, 1995 and 1994, options to purchase 270,900, 59,700 and 46,450 shares, respectively, under the incentive stock option plan were granted. Of the options previously granted, 12,460 shares have expired through the termination of key employees without having exercised their options, thereby making these options available for future grants. As of December 31, 1996, 361,470 options remained outstanding.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

AGGREGATE STOCK OPTION ACTIVITY

     The Company adopted SFAS 123 for disclosure purposes in 1996. For SFAS 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions (weighted averages): risk-free interest rate of 6.42 percent, expected life of 7 years, dividend rate of zero percent, and expected volatility of 23 percent. Using these assumptions, the fair value of the stock options granted in 1996 and 1995 is $1,583,000 and $346,900, respectively, which would be amortized as compensation expense over the vesting period of the options. Options vest equally over five years. Had compensation cost been determined consistent with SFAS 123, utilizing the assumptions detailed above, the Company's net income and earnings per share as reported would have been the following pro forma amounts (in thousands except share data):

                                                               1996     1995
                                                              ------   ------
Net Income
  As reported...............................................  $3,784   $5,773
  Pro forma.................................................   3,588    5,730
Earnings per share
  As reported...............................................    0.76     1.26
  Pro forma.................................................    0.72     1.26

     Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that expected in future years. A summary of the status of the Company's stock option plans at December 31, 1996, 1995 and 1994 and for the years then ended is presented in the table and narrative below:

                                          1994                  1995                  1996
                                   -------------------   -------------------   -------------------
                                               WTD.                  WTD.                  WTD.
                                               AVG.                  AVG.                  AVG.
                                   SHARES    EX. PRICE   SHARES    EX. PRICE   SHARES    EX. PRICE
                                   -------   ---------   -------   ---------   -------   ---------
FIXED OPTIONS
Outstanding -- beginning of
  year...........................   50,000    $ 6.44      81,500    $ 8.75     131,810    $11.00
Granted..........................   46,450     10.50      59,700     14.00      70,900     13.63
Exercised........................  (14,950)     6.46      (3,170)     9.58          --        --
Forfeited........................       --        --      (6,220)    11.06      (6,240)    13.42
Expired..........................       --        --          --        --          --        --
                                   -------               -------               -------
Outstanding -- end of year.......   81,500      8.75     131,810     11.00     196,470     11.87
                                   =======               =======               =======
Exercisable -- end of year.......   14,340      9.41      45,112      9.07      92,530     10.29
Weighted average fair value of
  options granted................                                     5.81                  5.84
PERFORMANCE OPTIONS
Outstanding -- beg. of year......       --        --          --        --          --
Granted..........................       --        --          --        --     200,000     13.63
Exercised........................       --        --          --        --          --        --
Forfeited........................       --        --          --        --          --        --
Expired..........................       --        --          --        --          --        --
                                   -------               -------               -------
Outstanding -- end of year.......       --        --                    --     200,000     13.63
                                   =======               =======               =======
Exercisable -- end of year.......       --        --          --        --          --        --
Weighted average fair value of
  options granted................                                                           5.84

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

              OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
-----------------------------------------------   -------------------------------------------------
   RANGE OF        NUMBER      WEIGHTED-AVERAGE        NUMBER
   EXERCISE      OUTSTANDING      REMAINING       WEIGHTED-AVERAGE   EXERCISABLE   WEIGHTED-AVERAGE
    PRICES       AT 12/31/96   CONTRACTUAL LIFE    EXERCISE PRICE    AT 12/31/96    EXERCISE PRICE
--------------   -----------   ----------------   ----------------   -----------   ----------------
  5.40-10.50        72,370     6.89 years...           $ 8.57          56,630           $ 8.04
 13.63-14.00       324,100     9.21 years...            13.69          35,900            13.86

14.  EARNINGS PER SHARE:

  NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

     Net income per common and common equivalent share has been computed by dividing net income by the weighted average common and common equivalent shares outstanding during the periods. The weighted average common and common equivalent shares outstanding has been adjusted to include the number of shares that would have been outstanding if the stock options granted had been exercised, with the proceeds being used to buy shares from the market (i.e., the treasury stock method) and the perpetual preferred convertible stock had been converted to common stock at the earlier of the beginning of the year or the issue date (i.e., the if-converted method). Net income per common and common equivalent shares represents both primary and fully diluted per share information.

15.  REGULATORY CAPITAL REQUIREMENTS:

     The Company and the Bank are required to comply with the capital adequacy standards established by the Federal Reserve (for the Company) and the FDIC (for the Bank). There are three basic measures of capital adequacy for banks that have been promulgated by the Federal Reserve; two risk-based measures and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

     The minimum guidelines for the ratio ("Risk-Based Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital (i.e., 4.0% of risk-weighted assets) must comprise common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio (the "Leverage Ratio") of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3.0% for banks that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier I Capital leverage ratio" (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activities.

     The Bank had previously undertaken in writing to the FDIC to achieve a Leverage Ratio of at least 5.50% by September 30, 1995, which it did, and will consider raising additional capital or reducing internal growth should the ratio fall below that level in the future. The Company's leverage ratio requirement remains at 5.00%. Other than the foregoing commitment, the Bank has not been advised by the FDIC of any specific minimum capital ratio requirement applicable to it.

     Failure to meet capital guidelines could subject a bank or a bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

FDIC, a prohibition on the taking of brokered deposits, and certain other restrictions on its business. Substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements under the federal prompt corrective action regulations.

     As of December 31, 1996 and 1995, the Company and the Bank were considered "well capitalized" under the federal banking agencies for prompt corrective action regulations. The table which follows sets forth the amounts of capital and capital ratios of the Company and the Bank as of December 31, 1996 and 1995, and the applicable regulatory minimums (in thousands):

                                                                  COMPANY            BANK
                                                              ---------------   ---------------
                                                              AMOUNT    RATIO   AMOUNT    RATIO
                                                              -------   -----   -------   -----
AS OF DECEMBER 31, 1996:
RISK-BASED CAPITAL:
  Tier 1 Capital
     Actual.................................................  $51,325    8.82%  $57,113    9.82%
     Minimum required to be "Adequately Capitalized"........   23,268    4.00    23,260    4.00
     Excess over minimum to be "Adequately Capitalized".....   28,057    4.82    33,853    5.82
     To be "Well Capitalized"...............................   34,902    6.00    34,890    6.00
     Excess over "Well Capitalized" requirements............   16,423    2.82    22,223    3.82
          Total Capital.....................................
     Actual.................................................   64,630   11.11    64,418   11.08
     Minimum required to be "Adequately Capitalized"........   46,536    8.00    46,519    8.00
     Excess over minimum to be "Adequately Capitalized".....   18,094    3.11    17,899    3.08
     To be "Well Capitalized"...............................   58,170   10.00    58,149   10.00
     Excess over "Well Capitalized" requirements............    6,460    1.11     6,269    1.08
TIER 1 CAPITAL TO TOTAL ASSETS (LEVERAGE):
  Actual....................................................   51,325    5.90    57,113    6.57
  Minimum required to be "Adequately Capitalized"...........   34,807    4.00    34,798    4.00
  Excess over minimum to be "Adequately Capitalized"........   16,518    1.90    22,315    2.57
  To be "Well Capitalized"..................................   43,509    5.00    47,848    5.50
  Excess over "Well Capitalized" requirements...............    7,816    0.90%    9,265    1.07
AS OF DECEMBER 31, 1995:
RISK-BASED CAPITAL:
  Tier 1 Capital
     Actual.................................................      N/A     N/A    47,940    9.17
     Minimum required to be "Adequately Capitalized"........      N/A     N/A    20,904    4.00
     Excess over minimum to be "Adequately Capitalized".....      N/A     N/A    27,036    5.17
     To be "Well Capitalized"...............................      N/A     N/A    31,356    6.00
     Excess over "Well Capitalized" requirements............      N/A     N/A    16,584    3.17
          Total Capital Actual..............................      N/A     N/A    53,833   10.30
     Minimum required to be "Adequately Capitalized"........      N/A     N/A    41,809    8.00
     Excess over minimum to be "Adequately Capitalized".....      N/A     N/A    12,024    2.30
     To be "Well Capitalized"...............................      N/A     N/A    52,260   10.00
     Excess over "Well Capitalized" requirements............      N/A     N/A     1,573    0.30
TIER 1 CAPITAL TO TOTAL ASSETS (LEVERAGE):
  Actual....................................................      N/A     N/A    47,940    6.00
  Minimum required to be "Adequately Capitalized"...........      N/A     N/A    31,962    4.00
  Excess over minimum to be "Adequately Capitalized"........      N/A     N/A    15,978    2.00
  To be "Well Capitalized"..................................      N/A     N/A    43,948    5.50
  Excess over "Well Capitalized" requirements...............      N/A     N/A     3,992    0.50

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

16.  RELATED PARTY TRANSACTIONS:

     William R. Hough, a director and one of the two controlling shareholders, is President and the controlling shareholder of William R. Hough & Co., an NASD-member investment banking firm. In December 1996, the Company offered $6,000,000 of convertible subordinated debentures through a private placement on a "best efforts" basis exclusively through William R. Hough & Co. as "Sales Agent" for the Company. The sales agent agreement provided for the payment to William R. Hough & Co. of a fee of 1.50% for each $1,000 principal amount of debentures sold to directors of the Company or their spouses and 3% for each $1,000 of debentures sold to all others. The total amount of fees paid to William R. Hough & Company for the sale of the debentures was $162,000. In addition, the Company agreed to indemnify the sales agent against and contribute toward certain liabilities, including liabilities under the Securities Act, and to reimburse William R. Hough & Co. for certain expenses and legal fees related to the sale of the debentures of approximately $51,000.

     In July 1996, William R. Hough & Co. began offering sales of insurance and mutual fund products and investment advisory services on the premises of the Company. The Company was paid a monthly fee of $300 for each banking office participating in the program plus a fee of 15% of the gross commissions earned from sales of non-insurance products. On January 1, 1997, this agreement was terminated and replaced with a new agreement where the Company will be paid 50% of the net profits earned from sales of investment products on the Company's premises.

     In June 1995, in connection with a rights offering of the Company Common Stock conducted by the Company, William R. Hough & Co. participated as a soliciting dealer, and as such was entitled to receive solicitation fees in an amount equal to approximately $11,900. William R. Hough & Co. also participated in the selling group for the public offering of the Company Common Stock that took place in conjunction with the rights offering. In connection with the public offering, William R. Hough & Co. received approximately $18,000 in discounts and other fees.

     In addition, WRH Mortgage, Inc., a related interest of William R. Hough, acted as the Company's agent in the purchase of two loan pools from the Resolution Trust Corporation on May 23, 1995 and was paid due diligence fees totaling $39,997. The Company also entered into an agreement with William R. Hough & Co. on August 15, 1995 to periodically purchase securities under agreement to repurchase at a rate based on the prevailing federal funds rate plus 1/8 of 1%.

     Certain directors and executive officers of the Company and Bank, members of their immediate families, and entities with which such persons are associated are customers of the Bank. As such, they had transactions in the ordinary course of business with the Bank during 1996 and will have additional transactions in the future. All loans and commitments to lend included in those transactions were made in the ordinary course of business, upon substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, have not involved more than the normal risk of collectibility or presented other unfavorable features.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

17.  BANK HOLDING COMPANY FINANCIAL STATEMENTS:

     Condensed financial statements of the Company (Republic Bancshares, Inc.) are presented below. Amounts shown as investment in the wholly-owned subsidiary and equity in earnings of the subsidiary are eliminated in consolidation.

                           REPUBLIC BANCSHARES, INC.

                      PARENT-ONLY CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                               1996
                                                              -------
ASSETS
  Cash......................................................  $     0
  Investment in wholly-owned subsidiary.....................   60,111
  Prepaid issuance costs -- subordinated debt...............      212
                                                              -------
          Total.............................................  $60,323
                                                              =======
LIABILITIES
  Subordinated debt.........................................  $ 6,000
  Accrued interest on subordinated debt.....................        4
                                                              -------
          Total liabilities.................................    6,004
                                                              -------
STOCKHOLDERS' EQUITY
  Perpetual preferred convertible stock.....................    1,500
  Common stock..............................................    8,367
  Capital surplus...........................................   26,699
  Retained earnings.........................................   17,849
  Unrealized losses on available-for-sale securities........      (96)
                                                              -------
          Total stockholders' equity........................   54,319
                                                              -------
          Total.............................................  $60,323
                                                              =======

                 PARENT-ONLY CONDENSED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                               1996
                                                              ------
INCOME
  Dividends from bank.......................................  $  264
  Interest expense on subordinated debt.....................      (5)
  Equity in undistributed net income of subsidiary..........   3,525
                                                              ------
          Net Income........................................  $3,784
                                                              ======

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

                   PARENT-ONLY CONDENSED CASH FLOW STATEMENT
                                 (IN THOUSANDS)

                                                                FOR THE YEAR
                                                                    ENDED
                                                              DECEMBER 31, 1996
                                                              -----------------
OPERATING ACTIVITIES:
Net Income..................................................      $ $3,784
Reconciliation of net income to net cash provided:
  Interest expense on subordinated debt.....................             5
  Equity in undistributed net income of subsidiary..........        (3,525)
                                                                  --------
          Net cash provided by operating activities.........           264
                                                                  --------
INVESTMENT ACTIVITIES:
Equity investment in banking subsidiary.....................       (56,648)
                                                                  --------
          Net cash used in investing activities.............       (56,648)
                                                                  --------
FINANCING ACTIVITIES:
Issuance of stock and reorganization........................        50,860
Proceeds from issuance of subordinated debt.................         5,788
Dividend Payments on perpetual preferred stock..............          (264)
                                                                  --------
          Net cash provided by investing activities.........        56,384
                                                                  --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........      $     --
                                                                  --------
Cash Balance Beginning......................................      $     --
                                                                  --------
Cash Balance Ending.........................................      $     --
                                                                  ========

18.  MERGERS AND ACQUISITIONS

     On December 19, 1996, the Company announced that an agreement had been reached for the acquisition of Firstate Financial, F.A. ("Firstate"), a thrift institution headquartered in Orlando, Florida, for a cash purchase price of $5,501,000. Firstate is not publicly traded. The agreement is subject to final approval by the Department, FDIC and FRB. At December 31, 1996, Firstate had total assets of $103,624,000 (unaudited) and total deposits of $84,842,000 (unaudited). Firstate currently maintains a branch office in downtown Orlando and an office in Winter Park, Florida. The acquisition will be accounted for using purchase accounting rules.

     On March 10, 1997, the Company and F.F.O. Financial Group, Inc., St. Cloud, Florida ("FFO") announced their board of directors had executed a letter of intent for the combination of the two companies. FFO has 11 branch offices in Osceola, Orange and Brevard counties with total assets of $316,949,000 and total deposits of $286,927,000. Mr. William R. Hough, president of an investment banking firm in St. Petersburg, Florida, owns a controlling interest in both companies. Under the terms of the letter of intent, the Company will exchange shares of Company Common Stock for all of the 8,430,000 outstanding shares of FFO common stock at a ratio of 0.29 share of the Company for each share of FFO. In the event that the product of the exchange ratio and the average closing price of the Company Common Stock on each of the twenty consecutive trading days ending on the third business day preceding the effective date of the transaction is below $4.10, the exchange ratio will be adjusted for decreases in the price of the Company Common Stock price; however, in no event will the exchange ratio exceed 0.30. FFO has the right to terminate the agreement if the average of the Company's stock price is less than $13.50. Either party has the right to terminate the agreement if the merger does not occur by November 1, 1997. Outstanding options for FFO common stock will be converted into options for Company Common Stock on the same basis. The transaction will be

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY
accounted for as a corporate reorganization under which the controlling shareholder's interest in FFO will be carried forward at its historical cost while the minority interest in FFO will be recorded at fair value. The transaction is subject to completion of a definitive agreement, shareholder approval by the parties, approval by various regulatory authorities, receipt of opinion that the transaction qualifies as a tax-free reorganization, and receipt of fairness opinions by each companies' financial advisor.

     The above financial information regarding Firstate and FFO was derived from unaudited financial statements at December 31, 1996.

                           REPUBLIC BANCSHARES, INC.

      CONSOLIDATED BALANCE SHEETS -- MARCH 31, 1997 AND DECEMBER 31, 1996
                   (DOLLARS IN THOUSANDS, EXCEPT PAR VALUES)

                                                               MARCH 31,    DECEMBER 31,
                                                                 1997           1996
                                                              -----------   ------------
                                                              (UNAUDITED)
                                         ASSETS
Cash and due from banks.....................................   $ 23,803       $ 27,810
Interest bearing deposits in banks..........................         --            118
Investment securities:
  Held to maturity..........................................         --             --
  Available for sale........................................     42,709         74,397
Mortgage-backed securities:
  Held to maturity..........................................         --             --
  Available for sale........................................     20,489         20,592
FHLB stock..................................................      5,081          4,830
Federal funds sold..........................................     41,000          8,000
Loans held for sale.........................................     40,201         36,590
Loans, net of allowance for loan losses (Notes 2 and 3).....    694,784        693,270
Premises and equipment, net.................................     20,015         19,715
Other real estate owned, acquired through foreclosure,
  net.......................................................      7,250          7,363
Other assets................................................     16,761         15,183
                                                               --------       --------
          Total assets......................................   $912,093       $907,868
                                                               ========       ========
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits
     Noninterest-bearing checking...........................   $ 49,066       $ 50,060
     Interest checking......................................     89,895         87,639
     Money market...........................................     32,017         32,665
     Savings................................................    251,345        245,951
     Time deposits..........................................    406,737        411,665
                                                               --------       --------
          Total deposits....................................    829,060        827,980
  Securities sold under agreements to repurchase............     16,160         15,372
  Subordinated debt (6% rate, matures December 1, 2011).....      6,000          6,000
  Other liabilities.........................................      5,294          4,197
                                                               --------       --------
          Total liabilities.................................   $856,514       $853,549
                                                               --------       --------
Stockholders' equity:
  Noncumulative perpetual preferred convertible stock
     ($20.00 par, 100,000 shares authorized, 75,000 shares
     issued and outstanding. Liquidation preference $6,600
     at March 31, 1997 and December 31, 1996.)..............      1,500          1,500
  Common stock ($2.00 par, 20,000,000 shares authorized and
     4,183,507 shares issued and outstanding at March 31,
     1997 and December 31, 1996)............................      8,367          8,367
  Capital surplus...........................................     26,699         26,699
  Retained earnings.........................................     19,386         17,849
  Net unrealized gains (losses) on available-for-sale
     securities, net of tax effect..........................       (373)           (96)
                                                               --------       --------
          Total stockholders' equity........................     55,579         54,319
                                                               --------       --------
          Total liabilities and stockholders' equity........   $912,093       $907,868
                                                               ========       ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                           REPUBLIC BANCSHARES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               FOR THE THREE MONTHS
                                                                  ENDED MARCH 31,
                                                              -----------------------
                                                                 1997         1996
                                                              ----------   ----------
                                                                    (UNAUDITED)
INTEREST INCOME:
  Interest and fees on loans................................  $   16,506   $   14,778
  Interest on investment securities.........................         486          428
  Interest on mortgage-backed securities....................         306          291
  Interest on federal funds sold............................         685          297
  Interest on other investments.............................          87           68
                                                              ----------   ----------
          Total interest income.............................      18,070       15,862
                                                              ----------   ----------
INTEREST EXPENSE:
  Interest on deposits......................................       8,662        7,879
  Interest on subordinated debt.............................         108           --
  Interest on other borrowings..............................         199           48
                                                              ----------   ----------
          Total interest expense............................       8,969        7,927
                                                              ----------   ----------
          Net interest income...............................       9,101        7,935
PROVISION FOR LOAN LOSSES...................................       1,138          450
                                                              ----------   ----------
          Net interest income after provision for possible
            loan losses.....................................       7,963        7,485
                                                              ----------   ----------
NONINTEREST INCOME:
  Service charges on deposit accounts.......................         438          376
  Loan fee income...........................................         125          125
  Income from mortgage banking activities...................         898           --
  Gain (loss) on sale of loans, net.........................       1,188          (11)
  Gain on sale of securities, net...........................          42            4
  Other operating income....................................         433          184
                                                              ----------   ----------
          Total noninterest income..........................       3,124          678
NONINTEREST EXPENSES:
  General and administrative ("G&A") expenses...............       8,240        5,956
  Provision for losses on ORE...............................         170          180
  Other ORE (income) expense................................         (13)           1
  Amortization of premium on deposits.......................         123          123
                                                              ----------   ----------
          Total noninterest expenses........................  $    8,520   $    6,260
                                                              ----------   ----------
Income (loss) before income taxes...........................       2,567        1,903
Income tax provision........................................         964          699
                                                              ----------   ----------
NET INCOME..................................................  $    1,603   $    1,204
                                                              ==========   ==========
PER SHARE DATA:
  Net income per common and common equivalent share.........  $      .32   $      .24
                                                              ==========   ==========
  Weighted average common and common equivalent shares
     outstanding............................................  $4,980,167   $4,953,119
                                                              ==========   ==========

 The accompanying notes are an integral part of these consolidated statements.

                           REPUBLIC BANCSHARES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    FOR THE YEAR ENDED DECEMBER 31, 1996 AND
               THE THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                           PERPETUAL
                                           PREFERRED                                                NET UNREALIZED
                                          CONVERTIBLE                                                   GAINS
                                             STOCK           COMMON STOCK                              (LOSSES)
                                        ---------------   ------------------                         ON AVAILABLE
                                        SHARES             SHARES              CAPITAL   RETAINED      FOR SALE
                                        ISSUED   AMOUNT    ISSUED     AMOUNT   SURPLUS   EARNINGS     SECURITIES      TOTAL
                                        ------   ------   ---------   ------   -------   --------   --------------   -------
BALANCE, DECEMBER 31, 1995............  75,000   $1,500   4,183,507   $8,367   $26,699   $14,329        $   8        $50,903
Net income for the twelve months ended
  December 31, 1996...................      --      --           --      --        --      3,784           --          3,784
Net unrealized losses on
  available-for-sale securities.......      --      --           --      --        --         --         (104)          (104)
Dividends on preferred stock..........      --      --           --      --        --       (264)          --           (264)
                                        ------   ------   ---------   ------   -------   -------        -----        -------
BALANCE, DECEMBER 31, 1996............  75,000    1,500   4,183,507    8,367    26,699    17,849          (96)        54,319
  Net income for the three months
    ended March 31, 1997
    (unaudited).......................      --      --           --      --        --      1,603           --          1,603
  Net unrealized losses on
    available-for-sale securities
    (unaudited).......................      --      --           --      --        --         --         (277)          (277)
  Dividends on preferred stock
    (unaudited).......................      --      --           --      --        --        (66)          --            (66)
                                        ------   ------   ---------   ------   -------   -------        -----        -------
BALANCE, MARCH 31, 1997 (unaudited)...  75,000   $1,500   4,183,507   $8,367   $26,699   $19,386        $(373)       $55,579
                                        ------   ------   ---------   ------   -------   -------        -----        -------

 The accompanying notes are an integral part of these consolidated statements.

                           REPUBLIC BANCSHARES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                    FOR THE THREE
                                                               MONTHS ENDED MARCH 31,
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)
OPERATING ACTIVITIES:
Net income..................................................   $  1,603      $  1,204
Reconciliation of net income to net cash provided by (used
  in):
  Provision for losses on loans and ORE.....................      1,308           450
  Depreciation and amortization, net........................       (259)          (66)
  Amortization of premium and accretion of fair value.......        289           131
  (Gain) loss on sale of loans..............................     (2,086)           11
  (Gain) on sale of investment securities...................        (42)           (4)
  (Gain) loss on sale of ORE................................       (108)           10
  Capitalization of mortgage servicing......................       (839)           15
  Net increase in deferred tax benefit......................       (897)         (114)
  Gain on disposal of premises and equipment................         (1)           --
  Net (increase) decrease in other assets...................       (205)       (4,963)
  Net increase (decrease) in other liabilities..............      1,098          (649)
                                                               --------      --------
          Net cash provided by (used in) operating
            activities......................................       (139)       (3,975)
                                                               --------      --------
INVESTING ACTIVITIES:
  Net (increase) decrease in interest bearing deposits in
     banks..................................................        118            (9)
  Proceeds from sales and maturities of:
     Investment securities held to maturity.................         --         7,000
     Investment securities available for sale...............     68,447        25,006
  Purchase of securities available for sale.................    (36,815)      (18,030)
  Principal repayment on mortgage backed securities.........         93           749
  Purchase of FHLB stock....................................       (251)       (1,290)
  Net increase in loans.....................................     (4,431)      (10,160)
  Purchase of premises and equipment........................       (696)         (206)
  Proceeds from sale of ORE.................................        844           439
  (Investments) disposals in other real estate owned
     (net)..................................................         21            --
                                                               --------      --------
     Net cash provided by (used in) investing activities....     27,330         3,499
                                                               --------      --------
FINANCING ACTIVITIES:
  Net increase (decrease) in deposits.......................      1,081        (1,022)
  Net increase (decrease) in repurchase agreements..........        787         1,344
  Dividends on perpetual preferred stock....................        (66)          (66)
                                                               --------      --------
          Net cash provided by (used in) financing
            activities......................................      1,802           256
                                                               --------      --------
Net increase (decrease) in cash and cash equivalents........     28,993          (220)
Cash and cash equivalents, beginning of period..............     35,810        34,427
                                                               --------      --------
Cash and cash equivalents, end of period....................   $ 64,803      $ 34,207
                                                               ========      ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the period for --
     Interest...............................................   $  8,607      $  6,868
     Income taxes...........................................        531           865

 The accompanying notes are an integral part of these consolidated statements.

                           REPUBLIC BANCSHARES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1997

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION AND ORGANIZATION

     Republic Bancshares, Inc. (the "Company") is a bank holding company organized in February 1996 under the laws of the State of Florida and is the holding company for Republic Bank (the "Bank"). In connection with the reorganization which resulted in the Company becoming the holding company for the Bank, the Company became the owner of all of the outstanding capital stock of the Bank. The Company does not currently conduct any activities other than its ownership and operation of the Bank.

     The Bank is a state-chartered, federally-insured commercial bank organized in 1972 and providing a full range of retail and commercial banking products and related financial services. The Bank's headquarters are in St. Petersburg, Florida. Its principal business is attracting checking, savings and time deposits from the public and general business customers and using these deposits to originate residential mortgages, commercial real estate mortgages, business loans, and consumer loans. The Bank opened an office in Spring Hill, Florida, in January 1997 bringing the total to 33 branch banking offices located in Hernando, Pasco, Pinellas, Manatee and Sarasota counties. There are also eight residential and two commercial loan production offices in Florida and one residential loan production office in Boston, Massachusetts. The Bank is the largest independent financial institution headquartered on the west coast of Florida.

     The FASB has issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", which is effective for the Bank's fiscal year beginning January 1, 1997. SFAS 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The impact of the adoption of SFAS 125 upon the results of operations of the Company was not material.

     In February 1997, the FASB issued SFAS No. 128, "Earnings per Share", which is effective for the Company's fourth quarter and year ended December 31, 1997. Early application is not permitted and after the effective date, prior period earnings per share presented must be restated. SFAS No. 128 establishes new standards for computing and presenting EPS. Specifically, SFAS No. 128 replaces the presentation of primary earnings per share with basic earnings per share, requires dual presentation for companies with complex capital structures of basic and diluted earnings per share and requires a reconciliation of the numerator and denominator of the basic earnings per share computation to those of the diluted earnings per share computation. Management has not determined the effect of the adoption of SFAS No. 128 on the Company's financial statements, but does not expect it to be material.

     These consolidated financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report for the year ended December 31, 1996, filed with the Securities and Exchange Commission ("SEC") on Form 10-K. The results of the three months ended March 31, 1997 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 1997.

                           REPUBLIC BANCSHARES, INC.

2.  LOANS AND LOANS HELD FOR SALE:

     Loans at March 31, 1997 and December 31, 1996, are summarized as follows (in thousands):

                                                              MARCH 31,    DECEMBER 31,
                                                                1997           1996
                                                              ---------    ------------
Real estate mortgage loans:
  One-to-four family residential............................  $372,498       $383,015
  Multifamily residential...................................    67,531         68,337
  Commercial real estate....................................   192,509        182,298
  Construction/land development.............................    29,812         27,050
Commercial loans............................................    33,126         34,427
Consumer loans..............................................    11,747          9,983
Other loans.................................................     1,069          1,294
                                                              --------       --------
          Total gross portfolio loans.......................   708,292        706,404
Less -- allowance for loan losses...........................    13,508         13,134
                                                              --------       --------
          Total loans held for portfolio....................   694,784        693,270
Loans held for sale.........................................    40,201         36,590
                                                              --------       --------
          Total loans.......................................  $734,985       $729,860
                                                              ========       ========

     As of March 31, 1997 and December 31, 1996 loans available for sale, primarily one-to-four family residential mortgages, had weighted average interest rates of 9.05% and 8.72%, respectively. Mortgage loans serviced for others as of March 31, 1997 and December 31, 1996 were $141,980,000 and $120,711,000, respectively.

3.  ALLOWANCES FOR LOSSES:

ALLOWANCE FOR LOAN LOSSES:

     The allowance for loan losses provides for risks of losses inherent in the credit extension process. Losses are charged to the allowance for loan losses and recoveries are credited to the allowance. The Company's allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. The evaluations are periodically reviewed and adjustments are recorded in the period in which changes become known.

     As part of the risk assessment for purchased loans, management has allocated a portion of the discount on such loan purchases to the allowance for loan losses in amounts consistent with the Company's loan loss policy guidelines. Amounts added to the allowance for loan losses resulting from discount allocation are available to absorb potential losses only for those purchased loans and are not available for losses from other loan portfolios. To the extent that losses in certain pools or portfolios of loans exceed the allowance for loan losses and any remaining unamortized loan discount allocated to such pool or portfolio, or available as a general allowance, the Company would have to recognize a loss to the extent of such shortfall in the then current period. During the first quarter of 1997, management sold $6,005,000 of loans purchased and transferred $642,000 of the amount originally allocated to the allowance for purchased loans into the allocation for originated loans. After this transfer was completed and taking into consideration loan loss provisions, charge-offs and recoveries for the first quarter of 1997 the allowance for loan losses was comprised of $7,089,000 allocated to originated loans and $6,419,000 allocated to the various pools of purchased loans. Additionally, as of March 31, 1997, the balance of loan discounts available to absorb losses on pools or portfolios of purchased

                           REPUBLIC BANCSHARES, INC.

loans exceeding amounts transferred to the allowance amounted to $4,119,000. Loans on which interest was not being accrued totaled $16,191,000 and $15,351,000 at March 31, 1997 and December 31, 1996, respectively. Loans past due 90 days or more and still accruing interest at March 31, 1997 and December 31, 1996, totaled $122,000 and $113,000, respectively.

     Changes in the allowance for loan losses were as follows (in thousands):

                                                              FOR THE THREE MONTHS
                                                              ENDED MARCH 31, 1997
                                                              --------------------
                                                                1997        1996
                                                              --------    --------
Balance, beginning of period................................   $13,134     $14,910
  Provision for loan losses.................................     1,138         450
  Allowance for loan losses on purchased loans transferred
     to discount (includes amounts taken to income on loans
     sold)..................................................      (642)        (30)
  Loans charged off.........................................      (188)       (649)
  Recoveries of loans charged off...........................        66          65
                                                               -------     -------
Balance, end of period......................................   $13,508     $14,746
                                                               =======     =======

ALLOWANCE FOR LOSSES ON OTHER REAL ESTATE ("ORE"):

     The Company recognizes any estimated potential decline in the value of ORE between appraisal dates through periodic additions to the allowance for losses on ORE. Writedowns charged against this allowance are taken if the related real estate is sold at a loss. For the three months ended March 31, 1997, the Company had recorded a provision expense for losses on ORE of $170,000. Included in the ORE balance is a tract of land carried at $3,200,000 acquired through foreclosure in 1988 that has partially been developed as a shopping center site. Federal law and regulations require the Company to dispose of this tract by December 31, 1997.

4.  SUBSEQUENT EVENT

     Effective April 21, 1997, the Company acquired all of the outstanding common stock of EHL Holdings, Inc., the privately-held parent company of Firstate Financial, F.A., a thrift headquartered in Orlando, Florida with total assets at acquisition of $71,147,000. The thrift subsidiary of EHL Holdings, Inc. was simultaneously merged into the Bank. The purchase price paid was a cash amount of $5,501,000 and goodwill of $130,000 was recorded. That goodwill will be amortized over a period of 120 months.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
F.F.O. Financial Group, Inc.
St. Cloud, Florida:

     We have audited the accompanying consolidated balance sheets of F.F.O. Financial Group, Inc. and Subsidiaries (the "Company") as of December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1995 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                   HACKER, JOHNSON, COHEN & GRIEB

Orlando, Florida
February 11, 1997, except for Note 21,
as to which the date is March 11, 1997

                          F.F.O. FINANCIAL GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 AT DECEMBER 31,
                                                              ----------------------
                                                                1996          1995
                                                              --------      --------
                                       ASSETS
Cash and due from banks.....................................  $  6,300      $  6,989
Interest-bearing deposits with banks........................    11,665         2,768
Federal funds sold..........................................        --           669
                                                              --------      --------
     Cash and cash equivalents..............................    17,965        10,426
Trading securities..........................................     9,580        23,076
Securities available for sale...............................    41,445        49,832
Securities held to maturity, at cost........................    15,343        17,636
Loans held for sale, net of unrealized losses of $150 in
  1996......................................................    10,462        22,765
Loans receivable, net of allowances for loan losses of
  $5,613 in 1996 and $5,138 in 1995.........................   209,005       161,190
Accrued interest receivable.................................     1,710         1,821
Premises and equipment......................................     5,324         5,700
Restricted securities -- Federal Home Loan Bank stock, at
  cost......................................................     2,378         2,514
Foreclosed real estate, net of allowances of $158 in 1996
  and $1,124 in 1995........................................       799         3,358
Deferred tax asset..........................................     1,490         2,249
Other assets................................................     1,448           918
                                                              --------      --------
          Total assets......................................  $316,949      $301,485
                                                              ========      ========
                        LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Demand deposits...........................................    14,303        13,107
  Savings and NOW deposits..................................    57,981        63,682
  Time deposits.............................................   214,643       172,147
                                                              --------      --------
          Total deposits....................................   286,927       248,936
Accrued interest on deposits................................       256           282
Due to bank.................................................       424         1,120
Advances from Federal Home Loan Bank........................     7,000        30,000
Advance payments by borrowers for taxes and insurance.......       608           819
Other liabilities...........................................     1,454         1,548
                                                              --------      --------
          Total liabilities.................................   296,669       282,705
                                                              --------      --------
Commitments and Contingencies (Notes 6, 12, 13, 15 and 21)
Stockholders' Equity:
  Preferred stock, $.10 par value, 2,500,000 shares
     authorized, none outstanding...........................        --            --
  Common stock, $.10 par value, 20,000,000 shares
     authorized, 8,430,000 shares issued and outstanding....       843           843
  Additional paid-in capital................................    17,599        17,599
  Retained earnings.........................................     1,844           244
  Net unrealized (depreciation) appreciation on securities
     available for sale, net of tax of $4 in 1996 and $(56)
     in 1995................................................        (6)           94
                                                              --------      --------
          Total stockholders' equity........................    20,280        18,780
                                                              --------      --------
          Total liabilities and stockholders' equity........  $316,949      $301,485
                                                              ========      ========

                See Notes to Consolidated Financial Statements.

                          F.F.O. FINANCIAL GROUP, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1996        1995        1994
                                                              ---------   ---------   ---------
Interest income:
  Loans receivable..........................................  $  16,712   $  15,357   $  13,752
  Securities available for sale.............................      2,524       1,218       1,963
  Securities held to maturity...............................      1,179       1,297         684
  Trading securities........................................      1,214       1,267          --
  Federal funds sold........................................         80         150         125
  Deposits with banks.......................................        288         441         358
                                                              ---------   ---------   ---------
          Total interest income.............................     21,997      19,730      16,882
                                                              ---------   ---------   ---------
Interest expense:
  Deposits..................................................     11,710       9,948       7,142
  Other borrowed funds......................................        313         163         411
                                                              ---------   ---------   ---------
          Total interest expense............................     12,023      10,111       7,553
                                                              ---------   ---------   ---------
Net interest income.........................................      9,974       9,619       9,329
Provision (credit) for loan losses..........................        782         477      (1,403)
                                                              ---------   ---------   ---------
          Net interest income after provision (credit) for
            loan losses.....................................      9,192       9,142      10,732
                                                              ---------   ---------   ---------
Noninterest income:
  Service charges on deposits...............................      1,306       1,269       1,297
  Loan related fees and service charges.....................        443         375         246
  Loan servicing fees.......................................        279         367         409
  Net trading account (losses) profit.......................       (196)        229         (76)
  Net realized gain on sales of available-for-sale
     securities.............................................         87          66          --
  Net gain on sale of loans.................................        144          86         131
  Unrealized loss on loans held for sale....................       (150)         --          --
  Net gain on sale of premises and equipment................         --          --         277
  Other income..............................................        474         210         203
                                                              ---------   ---------   ---------
          Total noninterest income..........................      2,387       2,602       2,487
                                                              ---------   ---------   ---------
Noninterest expenses:
  Salaries and employee benefits............................      4,192       4,043       3,802
  Occupancy expense.........................................      1,925       1,814       1,755
  (Gain) loss on foreclosed real estate.....................     (1,818)        613       3,784
  Deposit insurance premium.................................        657         646         645
  SAIF recapitalization assessment..........................      1,466          --          --
  Marketing and advertising.................................        381         299         298
  Data processing...........................................        668         564         563
  Printing and office supplies..............................        280         284         279
  Telephone expense.........................................        255         271         272
  Other expense.............................................      1,170         923       1,147
                                                              ---------   ---------   ---------
          Total noninterest expenses........................      9,176       9,457      12,545
                                                              ---------   ---------   ---------
Income before income taxes..................................      2,403       2,287         674
Income tax expense..........................................        803         641         234
                                                              ---------   ---------   ---------
Net income..................................................  $   1,600   $   1,646   $     440
                                                              =========   =========   =========
Net income per share of common stock........................  $     .19   $     .20   $     .06
                                                              =========   =========   =========
Weighted average number of shares outstanding...............  8,430,000   8,430,000   7,354,658
                                                              =========   =========   =========

                See Notes to Consolidated Financial Statements.

                          F.F.O. FINANCIAL GROUP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                             (DOLLARS IN THOUSANDS)

                                                                                   NET
                                                                                UNREALIZED
                                                                              (DEPRECIATION)
                                                                               APPRECIATION
                                                                 RETAINED           ON
                                                  ADDITIONAL     EARNINGS       SECURITIES         TOTAL
                                         COMMON    PAID-IN     (ACCUMULATED     AVAILABLE      STOCKHOLDERS'
                                         STOCK     CAPITAL       DEFICIT)        FOR SALE         EQUITY
                                         ------   ----------   ------------   --------------   -------------
Balance at December 31, 1993...........   $718      15,324        (1,842)           327           14,527
Proceeds from issuance of 1,250,000
  shares of common stock...............    125       2,275            --             --            2,400
Net income for 1994....................     --          --           440             --              440
Net change in unrealized (depreciation)
  appreciation on securities available
  for sale.............................     --          --            --           (822)            (822)
                                          ----      ------        ------           ----           ------
Balance at December 31, 1994...........    843      17,599        (1,402)          (495)          16,545
Net income for 1995....................     --          --         1,646             --            1,646
Net change in unrealized (depreciation)
  appreciation on securities available
  for sale.............................     --          --            --            589              589
                                          ----      ------        ------           ----           ------
Balance at December 31, 1995...........    843      17,599           244             94           18,780
Net income for 1996....................     --          --         1,600             --            1,600
Net change in unrealized (depreciation)
  appreciation on securities available
  for sale.............................     --          --            --           (100)            (100)
                                          ----      ------        ------           ----           ------
Balance at December 31, 1996...........   $843      17,599         1,844             (6)          20,280
                                          ====      ======        ======           ====           ======

                See Notes to Consolidated Financial Statements.

                          F.F.O. FINANCIAL GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1996       1995       1994
                                                              --------   --------   --------
Cash flows from operating activities:
  Net income................................................  $  1,600   $  1,646   $    440
  Adjustments to reconcile net income to net cash provided
    by (used in) operations:
    Provision (credit) for loan losses......................       782        477     (1,403)
    (Credit) provision for losses on foreclosed real
     estate.................................................    (1,500)       240      3,410
    Net amortization of premiums and discounts..............       159       (210)      (115)
    Net gain on sale of premises and equipment..............        --         --       (277)
    Net amortization of deferred loan fees..................      (180)        52       (168)
    Depreciation of premises and equipment..................       554        566        597
    Net gain on sale of foreclosed real estate..............      (368)       (35)      (175)
    Net realized gain on sales of available-for-sale
     securities.............................................       (87)       (66)        --
    Net decrease (increase) in trading account securities...    13,496    (16,106)    (6,970)
    Provision (benefit) for deferred income taxes...........       819      1,012       (276)
    Proceeds from sales of loans held for sale..............    25,745      8,924      9,858
    Originations of loans held for sale.....................   (13,448)   (23,673)    (6,311)
    Decrease (increase) in accrued interest receivable......       111       (356)      (143)
    Increase in other assets................................      (530)      (216)      (157)
    Gain on sale of loans...................................      (144)       (86)      (131)
    Unrealized loss on loans held for sale..................       150         --         --
    (Decrease) increase in accrued interest payable.........       (26)       123          9
    (Decrease) increase in other liabilities and due to
     bank...................................................      (790)    (1,131)       997
                                                              --------   --------   --------
         Net cash provided by (used in) operating
           activities.......................................    26,343    (28,839)      (815)
                                                              --------   --------   --------
Cash flows from investing activities:
  Purchase of available-for-sale securities.................   (47,400)   (35,104)   (19,868)
  Purchase of held-to-maturity securities...................        --         --    (47,504)
  Proceeds from maturities of held-to-maturity securities...        --     12,526     47,129
  Proceeds from sale of available-for-sale securities.......    26,673      7,755         --
  Proceeds from maturities of available-for-sale
    securities..............................................    10,000         --         --
  Principal repayments on available-for-sale securities.....    18,832        746      1,916
  Principal repayments on held-to-maturity securities.......     2,343      1,613         --
  Net (increase) decrease in loans receivable...............   (45,860)   (10,512)     1,110
  Proceeds from sale of premises and equipment..............        --         --        524
  Net purchases of premises and equipment...................      (178)      (501)      (365)
  Proceeds from sale of foreclosed real estate..............     2,001      7,389      4,123
  Payments capitalized to foreclosed real estate............      (131)       (43)        (7)
  Redemption (purchase) of Federal Home Loan Bank stock.....       136         --        (31)
                                                              --------   --------   --------
         Net cash used in investing activities..............   (33,584)   (16,131)   (12,973)
                                                              --------   --------   --------
Cash flows from financing activities:
  Net decrease in demand, savings and NOW deposits..........    (4,505)    (6,180)    (5,979)
  Net increase in time deposits.............................    42,496     44,284      5,693
  (Repayments of) proceeds from Federal Home Loan Bank
    advances................................................   (23,000)     8,600      1,400
  Net proceeds from issuance of common stock................        --         --      2,400
  Net (decrease) increase in advances by borrowers for taxes
    and insurance...........................................      (211)       126       (109)
                                                              --------   --------   --------
         Net cash provided by financing activities..........    14,780     46,830      3,405
                                                              --------   --------   --------
Net increase (decrease) in cash and cash equivalents........     7,539      1,860    (10,383)
Cash and cash equivalents at beginning of year..............    10,426      8,566     18,949
                                                              --------   --------   --------
Cash and cash equivalents at end of year....................  $ 17,965   $ 10,426   $  8,566
                                                              ========   ========   ========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    (Refunds received) income tax paid......................  $   (134)  $    550   $    311
                                                              ========   ========   ========
    Interest................................................  $ 12,049   $  9,957   $  7,544
                                                              ========   ========   ========
  Noncash investing and financing activities:
    Transfers of loans to foreclosed real estate............  $    339   $  6,382   $  1,447
                                                              ========   ========   ========
    Loans originated for the sale of foreclosed real
     estate.................................................  $  2,896   $  1,527   $  1,346
                                                              ========   ========   ========

                See Notes to Consolidated Financial Statements.

                          F.F.O. FINANCIAL GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     F.F.O. Financial Group, Inc. (the "Holding Company" or "F.F.O.") is the holding company for First Federal Savings and Loan Association of Osceola County (the "Association"). The Holding Company's operations are limited to ownership of the Association. The Association is a federally chartered savings and loan association which conducts business from its headquarters and main office in Kissimmee, Florida and ten branch offices located in Central Florida. The Association's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to applicable limits through the Savings Association Insurance Fund ("SAIF").

     Principles of Consolidation. The consolidated financial statements include the accounts of the Holding Company and its wholly-owned subsidiary, First Federal Savings and Loan Association of Osceola County, and the Association's wholly-owned subsidiary, Gulf American Financial Corporation. Gulf American Financial Corporation is currently inactive. All significant intercompany transactions and balances have been eliminated in consolidation.

     General. The accounting and reporting policies of F.F.O. Financial Group, Inc. and Subsidiaries (together, the "Company") conform to generally accepted accounting principles and to general practices within the thrift industry. The following summarizes the significant accounting policies of the Company:

     Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Trading Securities. Securities held principally for resale in the near term are classified as trading account securities and recorded at their fair values. Unrealized gains and losses on trading account securities are included immediately in noninterest income.

     Securities Held to Maturity. Securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

     Securities Available for Sale. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a separate component of stockholders' equity until realized.

     Gains and losses on the sale of available-for-sale securities are determined using the specific identification method.

     Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

     Loans Held For Sale. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

     Loans Receivable. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

                          F.F.O. FINANCIAL GROUP, INC.

     Discounts and premiums on purchased real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

     Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

     The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

     The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions.

     Foreclosed Real Estate. Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in the consolidated statements of income.

     Income Taxes. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

     Premises and Equipment. Land is carried at cost. The Company's premises, furniture and equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method.

     Off-Balance Sheet Instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

     Fair Values of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

          Cash and Cash Equivalents. The carrying amounts of cash and short-term instruments approximate their fair value.

          Trading Securities. Fair values for trading account securities, which also are the amounts recognized in the consolidated balance sheets, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

          Available-for-Sale and Held-to-Maturity Securities. Fair values for available-for-sale and held-to-maturity securities, excluding restricted equity securities, are based on quoted market prices.

          Loans Receivable. For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

                          F.F.O. FINANCIAL GROUP, INC.

          Federal Home Loan Bank Stock. Fair value of the Company's investment in FHLB stock is based on its redemption value, which is its cost of $100 per share.

          Deposits. The fair values disclosed for demand, NOW, money market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

          Short-Term Borrowings. The carrying amounts of borrowings maturing within 90 days approximate their fair values. Fair values of other borrowings are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

          Accrued Interest Receivable. The carrying amounts of accrued interest receivable approximate their fair values.

          Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

          Net Income Per Share. Net income per share of common stock has been computed on the basis of the weighted average number of shares of common stock outstanding.

          Reclassifications. Certain reclassifications have been made to the financial statements for 1994 and 1995 to conform to the presentations used in the financial statements for 1996.

          Future Accounting Requirements. The Financial Accounting Standards Board (the "FASB") has issued Statement of Financial Accounting Standards No. 125 ("SFAS 125"). This Statement provides accounting and reporting standards for transfers and servicing of financial assets as well as extinguishments of liabilities. This Statement also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 is effective for transfers and servicing of financial assets as well as extinguishments of liabilities occurring after December 31, 1996. Management does not anticipate SFAS 125 will have a material impact on the Company.

                          F.F.O. FINANCIAL GROUP, INC.

(2)  SECURITIES

     Securities have been classified in the consolidated balance sheets according to management's intent. The carrying amounts of securities and their approximate fair values at December 31, were as follows (in thousands):

                                                                    GROSS        GROSS
                                                      AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                        COST        GAINS        LOSSES      VALUE
                                                      ---------   ----------   ----------   -------
TRADING SECURITIES:
  December 31, 1996:
     Agency notes and debentures....................   $ 4,000       $ 32        $  --      $ 4,032
     Collateralized mortgage-backed obligations.....     5,554         --           (6)       5,548
                                                       -------       ----        -----      -------
                                                       $ 9,554       $ 32        $  (6)     $ 9,580
                                                       =======       ====        =====      =======
  December 31, 1995:
     Agency notes and debentures....................   $ 9,359       $ 42        $  --      $ 9,401
     Collateralized mortgage-backed obligations.....    13,616         59           --       13,675
                                                       -------       ----        -----      -------
                                                       $22,975       $101        $  --      $23,076
                                                       =======       ====        =====      =======
SECURITIES AVAILABLE FOR SALE:
  December 31, 1996:
     Mortgage-backed securities.....................   $41,455       $108        $(118)     $41,445
                                                       -------       ----        -----      -------
  December 31, 1995:
     U.S. Treasury notes............................     9,996         23           --       10,019
     Mortgage-backed securities.....................    39,686        127           --       39,813
                                                       -------       ----        -----      -------
                                                       $49,682       $150        $  --      $49,832
                                                       =======       ====        =====      =======
SECURITIES HELD TO MATURITY:
  December 31, 1996:
     Mortgage-backed securities.....................   $15,343       $218        $ (47)     $15,514
                                                       =======       ====        =====      =======
  December 31, 1995:
     Mortgage-backed securities.....................   $17,636       $204        $  --      $17,840
                                                       =======       ====        =====      =======

     Gross realized gains and gross realized losses on sales of available-for-sale securities were $141,000 and $54,000, respectively in 1996 and $75,000 and $9,000, respectively in 1995. There were no sales of available-for-sale securities during the year ended December 31, 1994.

     Net unrealized holding gains on trading securities of $26,000, $101,000 and $76,000 were included in income during 1996, 1995 and 1994, respectively.

     The Board of Directors has authorized the Company to purchase and sell, from time to time, securities through third parties including through William R. Hough & Co. ("WRHC"), an investment banking firm headquartered in St. Petersburg, Florida. Mr. Hough (a director and principal shareholder of the Company) is Chairman and principal shareholder of WRHC. During the years ended December 31, 1996, 1995 and 1994, the Company purchased approximately $53.3 million, $69.5 million and $30.5 million of securities through WRHC, respectively. During the years ended December 31, 1996 and 1995, the Company sold approximately $46.0 million and $19.7 million of securities through WRHC, respectively. No securities were sold through WRHC in 1994. In connection with such transactions, the Company paid WRHC an aggregate of $118,000, $92,000 and $20,000 in commissions during the years ended December 31, 1996, 1995 and 1994, respectively.

                          F.F.O. FINANCIAL GROUP, INC.

(3)  LOANS RECEIVABLE

     The components of loans in the consolidated balance sheets were as follows (in thousands):

                                                                AT DECEMBER 31,
                                                              --------------------
                                                                1996        1995
                                                              --------    --------
Mortgage Loans:
  Conventional 1-4 family residential.......................  $112,827      78,680
  FHA and VA single family residential......................    10,131      11,529
  Multifamily residential...................................    19,778      18,576
  Land......................................................     8,279       6,476
  Other nonresidential real estate..........................    34,138      26,927
  Construction residential..................................    14,166      10,288
  Construction nonresidential...............................       990          --
                                                              --------    --------
          Total mortgage loans..............................   200,309     152,476
                                                              --------    --------
Other Loans:
  Deposit account loans.....................................       957         868
  Credit card loans.........................................       594       2,637
  Consumer loans............................................    20,537      13,717
  SBA loans.................................................     3,009       3,633
  Home improvement loans....................................        55          76
                                                              --------    --------
          Total other loans.................................    25,152      20,931
                                                              --------    --------
          Total loans.......................................   225,461     173,407
                                                              --------    --------
Deduct:
  Undisbursed portion of loans in process...................   (10,824)     (6,880)
  Deferred net loan origination fees and discounts..........       (19)       (199)
  Allowance for loan losses.................................    (5,613)     (5,138)
                                                              --------    --------
          Total deductions..................................   (16,456)    (12,217)
                                                              --------    --------
          Loans receivable, net.............................  $209,005     161,190
                                                              ========    ========

     An analysis of the change in the allowance for loan losses was as follows (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1996     1995      1994
                                                           ------   -------   -------
Balance at January 1.....................................  $5,138   $ 8,207   $ 9,333
Loans charged-off, net of recoveries.....................    (307)   (3,546)     (260)
Provision (credit) for loan losses.......................     782       477    (1,403)
Reclassification due to adoption of SFAS 114 and 118.....      --        --       537
                                                           ------   -------   -------
Balance at December 31...................................  $5,613   $ 5,138   $ 8,207
                                                           ======   =======   =======

     The amounts of impaired loans, all of which were collateral-dependent, were as follows (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1995
                                                              -------   -------
Loans identified as impaired:
  Gross loans with related allowances for losses recorded...  $ 8,256   $ 6,380
  Less: Allowances on these loans...........................   (1,766)   (1,537)
                                                              -------   -------
Net investment in impaired loans............................  $ 6,490   $ 4,843
                                                              =======   =======

                          F.F.O. FINANCIAL GROUP, INC.

     The average net investment in impaired loans and interest income recognized and received on impaired loans were as follows (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1996      1995      1994
                                                           ------    ------    ------
Average investment in impaired loans.....................  $6,175    $5,037    $7,259
                                                           ======    ======    ======
Interest income recognized on impaired loans.............  $  521    $  337    $  307
                                                           ======    ======    ======
Interest income received on impaired loans...............  $  521    $  337    $  307
                                                           ======    ======    ======

     Nonaccrual and renegotiated loans for which interest has been reduced totalled approximately $8.9 million, $7.6 million and $13.8 million at December 31, 1996, 1995 and 1994, respectively. Interest income that would have been recorded under the original terms of such loans and the interest income actually recognized are summarized below (in thousands):

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1996     1995     1994
                                                              -----    -----    -----
Interest income that would have been recorded...............   $863      742      971
Interest income recognized..................................   (340)    (342)    (383)
                                                               ----     ----     ----
Interest income foregone....................................   $523      400      588
                                                               ====     ====     ====

     The Company is not committed to lend additional funds to debtors whose loans have been modified.

(4)  LOAN SERVICING

     Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $103.6 million, $89.6 million and $101.2 million at December 31, 1996, 1995 and 1994, respectively.

     Custodial escrow balances maintained in connection with the foregoing loan servicing are included in advance payments by borrowers for taxes and insurance, and were approximately $494,000 and $498,000 at December 31, 1996 and 1995, respectively.

(5)  FORECLOSED REAL ESTATE

     Activity in the allowance for losses on foreclosed real estate was as follows (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1996      1995      1994
                                                           ------    ------    ------
Balance at January 1.....................................  $1,124     2,873        62
(Credit) provision charged to operations.................  (1,500)      240     3,410
Recoveries (charge-offs), net............................     534    (1,989)      (62)
                                                           ------    ------     -----
                                                              158     1,124     3,410
Reclassification due to adoption of SFAS 114 and 118.....      --        --      (537)
                                                           ------    ------    ------
Balance at December 31...................................  $  158     1,124     2,873
                                                           ======    ======    ======

     Gain or loss on foreclosed real estate for the years ended December 31, 1996, 1995 and 1994 includes net expense of $50,000, $408,000 and $549,000, respectively, from operation of foreclosed real estate.

                          F.F.O. FINANCIAL GROUP, INC.

(6)  PREMISES AND EQUIPMENT

     Components of premises and equipment were as follows (in thousands):

                                                               AT DECEMBER 31,
                                                              -----------------
                                                               1996      1995
                                                              -------   -------
Cost:
  Land......................................................  $ 1,298   $ 1,298
  Premises and leasehold improvements.......................    5,154     5,207
  Furniture and equipment...................................    5,263     5,772
                                                              -------   -------
          Total cost........................................   11,715    12,277
  Less accumulated depreciation.............................   (6,391)   (6,577)
                                                              -------   -------
          Total.............................................  $ 5,324   $ 5,700
                                                              =======   =======

     At December 31, 1996, the Company was obligated under noncancelable operating leases for office space. Certain leases contain escalation clauses providing for increased rentals based primarily on increases in real estate taxes or in the average consumer price index. Net rent expense under operating leases, included in occupancy expense, was approximately $378,000, $363,000 and $341,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     At December 31, 1996, future minimum rental commitments under noncancellable leases were as follows (in thousands):

YEAR ENDING
DECEMBER 31,                                                  AMOUNT
------------                                                  ------
  1997......................................................  $  364
  1998......................................................     309
  1999......................................................     229
  2000......................................................      54
  2001......................................................      54
  Thereafter................................................     126
                                                              ------
          Total.............................................  $1,136
                                                              ======

(7)  ACCRUED INTEREST RECEIVABLE

     Accrued interest receivable is summarized as follows (in thousands):

                                                              AT DECEMBER 31,
                                                              ---------------
                                                               1996     1995
                                                              ------   ------
Loans.......................................................  $1,279   $1,164
Securities..................................................     431      657
                                                              ------   ------
          Total.............................................  $1,710   $1,821
                                                              ======   ======

(8) DEPOSITS

     The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $13.2 million and $14.2 million at December 31, 1996 and 1995, respectively.

                          F.F.O. FINANCIAL GROUP, INC.

     At December 31, 1996, the scheduled maturities of certificates of deposit were as follows (in thousands):

YEAR ENDING
DECEMBER 31,                                                   AMOUNT
------------                                                  --------
  1997......................................................  $132,990
  1998......................................................    53,346
  1999......................................................    13,834
  2000......................................................    11,962
  2001 and thereafter.......................................     2,511
                                                              --------
          Total.............................................  $214,643
                                                              ========

(9) ADVANCES FROM FEDERAL HOME LOAN BANK

     Maturities and interest rates of advances from the Federal Home Loan Bank of Atlanta ("FHLB") were as follows (dollars in thousands):

                                                                         AT DECEMBER 31,
YEAR ENDING                                                   INTEREST   ----------------
DECEMBER 31,                                                    RATE      1996     1995
------------                                                  --------   ------   -------
  1996......................................................    5.85%    $   --   $30,000
  1997......................................................    6.95      7,000        --
                                                                ----     ------   -------
          Total.............................................        %    $7,000   $30,000
                                                                ====     ======   =======

     At December 31, 1996, the Association was required by its collateral agreement with the FHLB to maintain qualifying first mortgage loans in an amount equal to at least 150% of the FHLB advances outstanding at December 31, 1996 as collateral. The Association's FHLB stock is also pledged as collateral for such advances. The FHLB advances outstanding at December 31, 1995 were collateralized by certain securities with a book value of $32.2 million and a market value of $32.6 million as allowed by the Association's collateral agreement with the FHLB. The Association's FHLB stock was also pledged as collateral for those advances while outstanding.

(10) INCOME TAXES

     The provision (credit) for income taxes is summarized as follows (in thousands):

                                                              CURRENT   DEFERRED   TOTAL
                                                              -------   --------   -----
Year Ended December 31, 1996:
  Federal...................................................   $ (16)    $  695    $679
  State.....................................................      --        124     124
                                                               -----     ------    ----
          Total.............................................   $ (16)    $  819    $803
                                                               =====     ======    ====
Year Ended December 31, 1995:
  Federal...................................................   $(371)    $  864    $493
  State.....................................................      --        148     148
                                                               -----     ------    ----
          Total.............................................   $(371)    $1,012    $641
                                                               =====     ======    ====
Year Ended December 31, 1994:
  Federal...................................................   $ 435     $ (236)   $199
  State.....................................................      75        (40)     35
                                                               -----     ------    ----
          Total.............................................   $ 510     $ (276)   $234
                                                               =====     ======    ====

                          F.F.O. FINANCIAL GROUP, INC.

     The effective tax rate on income before income taxes differs from the U.S. statutory rate of 34%. The following summary reconciles taxes at the U.S. statutory rate with the effective rates (dollars in thousands):

                                                          YEAR ENDED DECEMBER 31,
                                               ---------------------------------------------
                                                   1996            1995            1994
                                               -------------   -------------   -------------
                                               AMOUNT    %     AMOUNT    %     AMOUNT    %
                                               ------   ----   ------   ----   ------   ----
Taxes on income at U.S. statutory rate.......  $ 817    34.0%  $ 777    34.0%   $229    34.0%
State income taxes, net of federal tax
  benefit....................................     87     3.6      82     3.6      24     3.6
Recomputed bad-debt reserve..................     --      --    (178)   (7.8)     --      --
Other -- net.................................   (101)   (4.2)    (40)   (1.8)    (19)   (2.8)
                                               -----    ----   -----    ----    ----    ----
Taxes on income at effective rates...........  $ 803    33.4%  $ 641    28.0%   $234    34.7%
                                               =====    ====   =====    ====    ====    ====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities related to the following (in thousands):

                                                              AT DECEMBER 31,
                                                              ---------------
                                                               1996     1995
                                                              ------   ------
Deferred tax assets:
  Allowance for loan losses.................................  $1,454   $1,516
  Allowance for losses on foreclosed real estate............      59      423
  Accrued pension expense...................................      --      141
  Charitable contributions..................................       4       --
  Net operating loss carryforwards..........................   1,601    2,149
  Alternative minimum tax credit carryforwards..............     121      122
  Unrealized depreciation on securities available for
     sale...................................................       4       --
                                                              ------   ------
          Total gross deferred tax assets...................   3,243    4,351
                                                              ------   ------
Deferred tax liabilities:
  Deferred loan fees........................................   1,504    1,711
  Federal Home Loan Bank stock..............................     226      239
  Accumulated depreciation on premises and equipment........      23       66
  Unrealized appreciation on securities available for
     sale...................................................      --       56
  Other.....................................................      --       30
                                                              ------   ------
          Total gross deferred tax liabilities..............   1,753    2,102
                                                              ------   ------
  Deferred tax asset........................................  $1,490   $2,249
                                                              ======   ======

     With respect to the net deferred tax asset of $1.5 million at December 31, 1996, management believes that it is more likely than not that the Company will have sufficient future taxable income to recover this asset. However, for purposes of calculating regulatory capital, Office of Thrift Supervision ("OTS") regulations limit the amount of deferred tax assets that can be included in regulatory capital to the lesser of (i) 10% of Tier 1 capital or (ii) the amount the Association expects to realize within the subsequent twelve-month period. OTS guidelines require the Association to recalculate this capital component on a quarterly basis.

                          F.F.O. FINANCIAL GROUP, INC.

     At December 31, 1996, the Company's net operating loss carryforwards for federal income tax purposes which are available to offset future federal taxable income were as follows (in thousands):

YEAR OF
EXPIRATION                                                    AMOUNT
----------                                                    ------
  2007......................................................  $1,324
  2008......................................................   1,826
  2010......................................................     980
                                                              ------
          Total.............................................  $4,130
                                                              ======

     Net operating loss carryforwards of $3,150,000 included above are subject to an annual limitation of $268,000 due to section 382 of the Internal Revenue Code. In addition, the Company has alternative minimum tax credit carryforwards of approximately $121,000 which are available to reduce future federal regular income taxes over an indefinite period.

(11)  PENSION AND PROFIT SHARING PLANS

     Prior to 1996, the Company had a noncontributory defined benefit pension plan ("Plan") covering all employees who meet certain eligibility requirements. It was the Company's policy to fund the maximum amount that could be deducted for federal income tax purposes. Prior to 1992, the Company periodically made contributions to a profit sharing plan covering all full-time employees in amounts determined by the Board of Directors. No contributions were made to the Plan during any of the years in the three-year period ended December 31, 1995. During 1994, the Company decided to terminate the pension and profit sharing plans effective December 31, 1994 and ceased accrual of benefits as of that date. The Company submitted plan termination documents, which were subsequently approved, to the Internal Revenue Service ("IRS") and the Pension Benefit Guarantee Corporation for the Plan, and to the IRS for the profit sharing plan. Distributions from the plans were made during January and February of 1996.

     The following table sets forth the Plan's status as of December 31, 1995 (in thousands):

                                                              AT DECEMBER 31,
                                                                   1995
                                                              ---------------
Actuarial present value of accumulated benefit obligation,
  including vested benefits of $1,626.......................      $ 1,626
                                                                  =======
Accrued pension liability:
  Projected benefit obligation for service rendered to
     date...................................................      $(1,626)
  Plan assets at fair value.................................      $ 1,264
                                                                  =======
  Plan assets less than projected benefit obligation........      $  (362)
  Unrecognized net loss.....................................          450
  Unrecognized net asset being amortized over 15 years......         (388)
                                                                  -------
Accrued pension liability included in other liabilities.....      $  (300)
                                                                  =======

                          F.F.O. FINANCIAL GROUP, INC.

     Net periodic pension costs under the Plan prior to 1996 were as follows (in thousands):

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              -------------
                                                              1995     1994
                                                              -----    ----
Service cost-benefits earned during the year................  $  --    $150
Interest cost of projected benefit obligation...............     75      79
Actual return on plan assets................................    173     (82)
Net amortization and deferral adjustments...................   (324)    (96)
                                                              -----    ----
Net periodic pension costs..................................  $ (76)   $ 51
                                                              =====    ====

     Disclosure assumptions used in accounting for the Plan as of December 31, 1995 and 1994 were as follows:

                                                              1995    1994
                                                              ----    ----
Weighted average discount rate..............................  4.5%    5.0%
Rate of increase in compensation levels.....................  N/A     6.0
Expected long-term rate of return on assets.................  6.0     6.0

     In connection with the plan terminations, the Company adopted a new defined contribution profit sharing 401(k) plan (the "401(k) Plan") effective January 1, 1995. All employees who meet certain eligibility requirements are covered under the 401(k) Plan. Under the 401(k) Plan, an employee may elect to contribute up to 15% of their annual compensation. Employer contributions to the 401(k) Plan are made at the discretion of the Board of Directors. Contributions to the 401(k) Plan for the years ended December 31, 1996 and 1995 were $78,000 and $49,000, respectively.

(12)  FINANCIAL INSTRUMENTS

     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments are commitments to extend credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained by the Company upon extension of credit is based on management's credit evaluation of the counterparty.

                          F.F.O. FINANCIAL GROUP, INC.

     The estimated fair values of the Company's financial instruments were as follows (in thousands):

                                              AT DECEMBER 31, 1996     AT DECEMBER 31, 1995
                                              ---------------------    ---------------------
                                              CARRYING      FAIR       CARRYING      FAIR
                                               AMOUNT       VALUE       AMOUNT       VALUE
                                              ---------   ---------    ---------   ---------
Financial Assets:
  Cash and cash equivalents.................   $ 17,965      17,965       10,426      10,426
  Trading securities........................      9,580       9,580       23,076      23,076
  Securities available for sale.............     41,445      41,445       49,832      49,832
  Securities held to maturity...............     15,343      15,514       17,636      17,840
  Loans receivable..........................    209,005     209,354      161,190     163,660
  Loans held for sale.......................     10,462      10,462       22,765      22,765
  Accrued interest receivable...............      1,710       1,710        1,821       1,821
  Federal Home Loan Bank stock..............      2,378       2,378        2,514       2,514
Financial Liabilities:
  Deposits..................................    286,927     289,326      248,936     251,116
  Advances from Federal Home Loan Bank......      7,000       7,000       30,000      30,000

     The notional amount, which approximates fair value, of the Company's financial instruments with off-balance-sheet risk at December 31, 1996, was as follows (in thousands):

                                                              NOTIONAL
                                                               AMOUNT
                                                              --------
Commitments to extend credit................................   $5,062

(13)  SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK

     The Company grants real estate, commercial and consumer loans to customers primarily in the State of Florida with the majority of such loans in the Central Florida area. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy of the Central Florida area.

     The contractual amounts of credit related financial instruments such as commitments to extend credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default and the value of any existing collateral become worthless.

(14)  RELATED PARTIES

     Loans to directors and officers of the Company, which were made at market rates, were made in the ordinary course of business and did not involve more than normal risk of collectibility or present other unfavorable features. Activity in loans to directors and officers were as follows (in thousands):

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              -------------
                                                              1996    1995
                                                              -----   -----
Beginning balance...........................................   $793     867
Amounts related to new officers and directors...............     15       7
Loans originated............................................     --       7
Principal repayments........................................    (35)    (88)
                                                               ----    ----
          Ending balance....................................   $773     793
                                                               ====    ====

                          F.F.O. FINANCIAL GROUP, INC.

(15)  COMMITMENTS AND CONTINGENCIES

     In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated balance sheets of the Company.

(16)  RESTRICTIONS ON RETAINED EARNINGS

     The Association is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 1996, the Association was a Tier 2 institution for purposes of the regulations relating to capital distributions; as such, the Association may make capital distributions of up to 75% of its net income over the most recent four-quarter period (depending on its risk-based capital level) without prior regulatory approval.

(17)  REGULATORY MATTERS

     The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 1996, that the Association meets all capital adequacy requirements to which it is subject.

     As of December 31, 1996, the most recent notification from the OTS categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Association must maintain minimum Tier I (core), Tier I (risk-based) and total risk-based capital ratios as set forth below. There are no conditions or events since that notification that management believes have changed the Association's category.

                          F.F.O. FINANCIAL GROUP, INC.

     The Association's actual capital amounts and ratios at December 31, 1996 were as follows (dollars in thousands):

                                                                             TO BE WELL
                                                        MINIMUM FOR         CAPITALIZED
                                                      CAPITAL ADEQUACY   CORRECTIVE ACTION
                                        ACTUAL            PURPOSES           PROVISIONS
                                   ----------------   ----------------   ------------------
                                   RATIO    AMOUNT    RATIO    AMOUNT    RATIO     AMOUNT
                                   -----   --------   -----   --------   ------   ---------
Stockholders' equity, and ratio
  to total assets................   6.4%   $ 20,167
Less -- nonincludable portion of
  deferred tax asset and mortgage
  servicing rights...............            (1,401)
Add back -- unrealized
  depreciation on
  available-for-sale
  securities.....................                 6
                                           --------
Tangible capital, and ratio to
  adjusted total assets..........   5.9    $ 18,772    1.5%   $  4,734
                                           ========           ========
Tier 1 (core) capital, and ratio
  to adjusted total assets.......   5.9    $ 18,772    3.0    $  9,469     5.0%    $ 15,782
                                           ========           ========             ========
Tier 1 capital, and ratio to
  risk-weighted assets...........  11.1    $ 18,772    4.0    $  6,786     6.0     $ 10,179
                                           ========           ========             ========
Tier 2 capital (excess allowance
  for loan losses)...............          $  2,154
                                           --------
          Total risk-based
            capital, and ratio to
            risk-weighted
            assets...............  12.3    $ 20,926    8.0    $ 13,572    10.0     $ 16,965
                                           ========           ========             ========
          Total assets...........          $317,024
                                           ========
Adjusted total assets............          $315,630
                                           ========
Risk-weighted assets.............          $169,647
                                           ========

     On September 30, 1996, legislation was enacted which, among other things, imposed a special one-time assessment on SAIF member institutions, including the Association, to recapitalize the SAIF and spread the obligations for payments of Financing Corporation ("FICO") bonds across all SAIF and Bank Insurance Fund ("BIF") members. That legislation eliminated the substantial disparity between the amount that BIF and SAIF members had been paying for deposit insurance premiums. The FDIC special assessment levied amounted to 65.7 basis points on SAIF assessable deposits held as of March 31, 1995. The special assessment was recognized in the third quarter and is tax deductible. The Association recorded a charge of $1.5 million before taxes as a result of the FDIC special assessment.

     Beginning on January 1, 1997, BIF members will pay a portion of the FICO payment equal to 1.3 basis points on BIF-insured deposits, compared to 6.48 basis points payable by SAIF members on SAIF-insured deposits, and will pay a pro rata share of the FICO payment on the earlier of January 1, 2000 or the date upon which the last savings association, such as the Association, ceases to exist. The legislation also requires BIF and SAIF to be merged by January 1, 1999 provided that subsequent legislation is adopted to eliminate the savings association charter and no savings associations remain as of that time.

     The FDIC recently lowered SAIF assessments to a range comparable to those of BIF members, however, SAIF members will continue to pay the higher FICO payments described above. Management cannot predict

                          F.F.O. FINANCIAL GROUP, INC.

the level of FDIC insurance assessments on an ongoing basis or whether the BIF and SAIF will eventually be merged.

(18)  STOCK OPTION PLAN

     In 1988, the Company adopted a stock option program (the "Program") for the benefit of its directors, officers and other selected key employees of the Company. Four kinds of rights are contained in the program and are available for grant: incentive stock options (options to purchase common stock, granted to officers and key employees), compensatory stock options (options to purchase common stock, granted to directors), stock appreciation rights and performance share awards. A total of 241,500 shares of common stock were reserved for issuance pursuant to the exercise of stock options under the Program. As of December 31, 1996, the Company had granted incentive stock options and compensatory stock options as discussed in more detail below. No stock appreciation rights or performance share awards have been issued to date. The Program provides that incentive stock options and compensatory stock options are granted to purchase stock at the market value of the stock at the date of the grant; such grants are exercisable immediately for compensatory stock options, and ratably over a three-year period for incentive stock options. All stock options expire at the earlier of ten years from the date of the grant, or three months after the director, officer or employee ceases employment with the Company.

     During 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 applies to stock-based compensation under the Company's Program. As allowed by SFAS 123, the Company elected to continue to measure compensation cost for the options or shares granted under the Program using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under that accounting method, the Company recorded no compensation expense related to the Program during the years ended December 31, 1996, 1995 and 1994.

     During the years ended December 31, 1996 and 1995, 47,000 and 52,100 options were granted under the Program. If compensation cost for the Program had been determined based on the fair value of the awards at the grant date, using the fair value method defined in SFAS 123, the Company's net income and net income per share for 1996 and 1995 would not have been materially reduced.

     The stock option transactions were as follows:

                                                   INCENTIVE              COMPENSATORY
                                                 STOCK OPTIONS            STOCK OPTIONS
                                            -----------------------   ---------------------
                                                      OPTION PRICE             OPTION PRICE
                                            SHARES      PER SHARE     SHARES    PER SHARE
                                            -------   -------------   ------   ------------
Outstanding, December 31, 1993............  133,125           $2.13   15,813      $2.13
Granted...................................   10,000            2.13       --         --
                                            -------                   ------
Outstanding, December 31, 1994............  143,125            2.13   15,813       2.13
Granted...................................   52,100            2.25       --         --
Cancelled or expired......................  (10,000)           2.13   (2,875)      2.13
                                            -------                   ------
Outstanding, December 31, 1995............  185,225    $2.13 - 2.25   12,938       2.13
Granted...................................   47,000            2.75       --         --
Cancelled or expired......................  (37,600)    2.13 - 2.25   (4,313)      2.13
                                            -------                   ------
Outstanding, December 31, 1996............  194,625     2.13 - 2.75    8,625       2.13
                                            =======                   ======

     At December 31, 1996, the weighted-average option price per share for the incentive stock options was $2.30 and for the compensatory stock options was $2.13. The weighted-average option price per share of all

                          F.F.O. FINANCIAL GROUP, INC.

options under the Program at December 31, 1996 was $2.29. Of the total incentive stock options outstanding at December 31, 1996, 1995 and 1994, 114,624, 82,083 and 44,375, respectively, were exercisable.

(19)  PARENT COMPANY ONLY FINANCIAL STATEMENTS

     Condensed financial statements of the Holding Company are presented below. Amounts shown as investment in wholly-owned subsidiaries and equity in earnings of subsidiaries are eliminated in consolidation (in thousands):

                            CONDENSED BALANCE SHEETS

                                                               AT DECEMBER 31,
                                                              -----------------
                                                               1996      1995
                                                              -------   -------
ASSETS
Cash, deposited with subsidiary.............................  $   113   $   117
Investment in wholly-owned subsidiaries.....................   20,167    18,663
                                                              -------   -------
          Total.............................................  $20,280   $18,780
                                                              =======   =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities.................................................  $    --   $    --
Stockholders' equity........................................   20,280    18,780
                                                              -------   -------
          Total.............................................  $20,280   $18,780
                                                              =======   =======

                         CONDENSED STATEMENTS OF INCOME

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                               1996      1995     1994
                                                              -------   -------   -----
Income:
  Equity in undistributed earnings of subsidiaries..........   $1,604    $1,591    $379
  Other income..............................................      120       120     120
Expense.....................................................     (124)      (65)    (59)
                                                               ------    ------    ----
Net income..................................................   $1,600    $1,646    $440
                                                               ======    ======    ====

                          F.F.O. FINANCIAL GROUP, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                              YEAR ENDED DECEMBER 31,
                                                            ---------------------------
                                                             1996      1995      1994
                                                            -------   -------   -------
Cash Flows from Operating Activities:
  Net earnings............................................  $ 1,600   $ 1,646   $   440
  Adjustments to reconcile net earnings to net cash (used
     in) provided by operations:
     Equity in earnings of subsidiaries...................   (1,604)   (1,591)     (379)
                                                            -------   -------   -------
          Net cash (used in) provided by operating
            activities....................................       (4)       55        61
                                                            -------   -------   -------
Cash Flows from Financing Activities:
  Proceeds from sale of common stock......................       --        --     2,400
  Investment in subsidiary................................       --        --    (2,400)
                                                            -------   -------   -------
          Net cash provided by financing activities.......       --        --        --
                                                            -------   -------   -------
Net (decrease) increase in cash...........................       (4)       55        61
Cash at beginning of year.................................      117        62         1
                                                            -------   -------   -------
Cash at end of year.......................................  $   113   $   117   $    62
                                                            =======   =======   =======

(20)  QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following tables present summarized quarterly data (dollars in thousands, except per share amounts):

                                                        YEAR ENDED DECEMBER 31, 1996
                                               -----------------------------------------------
                                                FIRST    SECOND     THIRD    FOURTH
                                               QUARTER   QUARTER   QUARTER   QUARTER    TOTAL
                                               -------   -------   -------   -------   -------
Interest income..............................  $5,466    $5,398    $5,340    $5,793    $21,997
Interest expense.............................   3,140     2,942     2,824     3,117     12,023
                                               ------    ------    ------    ------    -------
Net interest income..........................   2,326     2,456     2,516     2,676      9,974
Provision for loan losses....................     150        --         7       625        782
                                               ------    ------    ------    ------    -------
Net interest income after provision for loan
  losses.....................................   2,176     2,456     2,509     2,051      9,192
Noninterest income...........................     304       563       535       985      2,387
Noninterest expenses.........................   2,391     2,187     3,771       827      9,176
                                               ------    ------    ------    ------    -------
Income (loss) before income taxes............      89       832      (727)    2,209      2,403
Provision (credit) for income taxes..........      33       310      (270)      730        803
                                               ------    ------    ------    ------    -------
Net income (loss)............................  $   56    $  522    $ (457)   $1,479    $ 1,600
                                               ======    ======    ======    ======    =======
Income (loss) per share......................  $  .01    $  .06    $ (.05)   $  .17    $   .19
                                               ======    ======    ======    ======    =======

                          F.F.O. FINANCIAL GROUP, INC.

                                                        YEAR ENDED DECEMBER 31, 1995
                                               -----------------------------------------------
                                                FIRST    SECOND     THIRD    FOURTH
                                               QUARTER   QUARTER   QUARTER   QUARTER    TOTAL
                                               -------   -------   -------   -------   -------
Interest income..............................  $4,978    $4,780    $4,897    $5,075    $19,730
Interest expense.............................   2,259     2,477     2,616     2,759     10,111
                                               ------    ------    ------    ------    -------
Net interest income..........................   2,719     2,303     2,281     2,316      9,619
Provision for loan losses....................     141        30       154       152        477
                                               ------    ------    ------    ------    -------
Net interest income after provision for loan
  losses.....................................   2,578     2,273     2,127     2,164      9,142
Noninterest income...........................     663       665       604       670      2,602
Noninterest expenses.........................   2,530     2,428     2,182     2,317      9,457
                                               ------    ------    ------    ------    -------
Income before income taxes...................     711       510       549       517      2,287
Provision for income taxes...................     250       174       190        27        641
                                               ------    ------    ------    ------    -------
Net income...................................     461       336       359       490      1,646
                                               ------    ------    ------    ------    -------
Income per share.............................  $  .05    $  .04    $  .05    $  .06    $   .20
                                               ======    ======    ======    ======    =======

(21)  SUBSEQUENT EVENT -- PENDING MERGER

     On March 10, 1997, the Holding Company executed a Letter of Intent to merge with Republic Bancshares, Inc. ("Republic"). Under the terms of the Letter of Intent, Republic will exchange shares of its common stock for all of the outstanding shares of F.F.O.'s common stock at an exchange ratio of .29 share of Republic common stock for each share of F.F.O. common stock. The exchange ratio may be adjusted for decreases in Republic's stock price, but in no event will the exchange ratio exceed .30 share of Republic common stock for each share of F.F.O. common stock. F.F.O. has the right to terminate the transaction if Republic's stock price is less than $13.50 shortly before closing. Outstanding options for F.F.O.'s common stock will be converted into options for Republic common stock on the same terms. The transaction is expected to be completed in 1997, and is to be accounted for as a corporate reorganization under which the controlling shareholder's interest in F.F.O. will be carried forward at its historical cost while the minority interest in F.F.O. will be recorded at fair value. The proposed merger is subject to completion of a definitive agreement, approval by the respective shareholders of F.F.O. and Republic, and approval by applicable regulatory authorities. Upon completion of the proposed merger, the then-outstanding options under the Company's stock option program (see Note 18) will become immediately exercisable.

                          F.F.O. FINANCIAL GROUP, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                  AT             AT
                                                               MARCH 31,    DECEMBER 31,
                                                                 1997           1996
                                                              -----------   ------------
                                                              (UNAUDITED)
ASSETS
Cash and due from banks.....................................   $  6,491       $  6,300
Interest-bearing deposits with banks........................      7,688         11,665
Federal funds sold..........................................        764             --
                                                               --------       --------
          Cash and cash equivalents.........................     14,943         17,965
Trading securities..........................................     13,169          9,580
Securities available for sale...............................     43,713         41,445
Securities held to maturity, at cost........................     14,702         15,343
Loans held for sale, at lower of cost or market value.......      4,573         10,462
Loans receivable, net.......................................    215,926        209,005
Accrued interest receivable.................................      1,972          1,710
Premises and equipment......................................      5,268          5,324
Restricted securities -- Federal Home Loan Bank stock, at
  cost......................................................      2,378          2,378
Foreclosed real estate, net.................................      1,425            799
Deferred tax asset..........................................      1,576          1,490
Other assets................................................        386          1,448
                                                               --------       --------
          Total assets......................................   $320,031        316,949
                                                               ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Demand deposits...........................................   $ 16,597       $ 14,303
  Savings and NOW deposits..................................     58,060         57,981
  Time deposits.............................................    211,015        214,643
                                                               --------       --------
          Total deposits....................................    285,672        286,927
Accrued interest on deposits................................        217            256
Due to bank.................................................        988            424
Current income tax liability................................        351             --
Advances from Federal Home Loan Bank........................      9,000          7,000
Advance payments by borrowers for taxes and insurance.......      1,419            608
Other liabilities...........................................      1,624          1,454
                                                               --------       --------
          Total liabilities.................................    299,271        296,669
                                                               --------       --------
Stockholders' equity:
  Preferred stock...........................................         --             --
  Common stock..............................................        845            843
  Additional paid-in capital................................     17,633         17,599
  Retained income...........................................      2,431          1,844
  Net unrealized depreciation on securities available for
     sale...................................................       (149)            (6)
                                                               --------       --------
          Total stockholders' equity........................     20,760         20,280
                                                               --------       --------
          Total liabilities and stockholders' equity........   $320,031        316,949
                                                               ========       ========

           See Notes to Condensed Consolidated Financial Statements.

                          F.F.O. FINANCIAL GROUP, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ----------------------
                                                                 1997        1996
                                                              ----------   ---------
                                                                   (UNAUDITED)
Interest income:
  Loans receivable..........................................  $    4,591       4,018
  Securities available for sale.............................         619         593
  Securities held to maturity...............................         237         251
  Trading securities........................................         269         510
  Federal funds sold........................................          27          19
  Deposits with banks.......................................          64          75
                                                              ----------   ---------
          Total interest income.............................       5,807       5,466
                                                              ----------   ---------
Interest expense:
  Deposits..................................................       3,163       2,897
  Other borrowed funds......................................          10         243
                                                              ----------   ---------
          Total interest expense............................       3,173       3,140
                                                              ----------   ---------
Net interest income.........................................       2,634       2,326
Provision for loan losses...................................          --         150
                                                              ----------   ---------
          Net interest income after provision for loan
            losses..........................................       2,634       2,176
                                                              ----------   ---------
Noninterest income:
  Service charges on deposits...............................         328         323
  Loan related fees and service charges.....................         122         117
  Loan servicing fees.......................................          83          68
  Net trading account losses................................        (138)       (178)
  Unrealized gain (loss) on loans held for sale.............          84        (111)
  Net gain on sale of loans.................................          54          43
  Other income..............................................          68          42
                                                              ----------   ---------
          Total noninterest income..........................         601         304
                                                              ----------   ---------
Noninterest expenses:
  Salaries and employee benefits............................       1,021       1,016
  Occupancy expense.........................................         478         467
  Loss on foreclosed real estate............................          34          33
  Deposit insurance premium.................................          63         173
  Marketing and advertising.................................         111         132
  Data processing...........................................         179         151
  Printing and office supplies..............................          73          78
  Telephone expense.........................................          66          71
  Other expense.............................................         272         270
                                                              ----------   ---------
          Total noninterest expenses........................       2,297       2,391
                                                              ----------   ---------
Income before income taxes..................................         938          89
Income tax expense..........................................         351          33
                                                              ----------   ---------
Net income..................................................  $      587   $      56
                                                              ==========   =========
Net income per share of common stock........................  $      .07   $     .01
                                                              ==========   =========
Dividends per share.........................................  $       --   $      --
                                                              ==========   =========
Weighted average number of shares outstanding...............   8,430,181   8,430,000
                                                              ==========   =========

           See Notes to Condensed Consolidated Financial Statements.

                          F.F.O. FINANCIAL GROUP, INC.

           CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       THREE MONTHS ENDED MARCH 31, 1997
                             (DOLLARS IN THOUSANDS)

                                                                                    NET
                                                                                UNREALIZED
                                                                               DEPRECIATION
                                                       ADDITIONAL              ON SECURITIES       TOTAL
                                              COMMON    PAID-IN     RETAINED     AVAILABLE     STOCKHOLDERS'
                                              STOCK     CAPITAL      INCOME      FOR SALE         EQUITY
                                              ------   ----------   --------   -------------   -------------
Balance at December 31, 1996................   $843     $17,599      $1,844        $  (6)         $20,280
Net proceeds from the issuance of 16,266
  shares of common stock (unaudited)........      2          34          --           --               36
Net change in unrealized depreciation on
  securities available for sale net of
  income taxes of $86 (unaudited)...........     --          --          --         (143)            (143)
Net income for the three months ended March
  31, 1997 (unaudited)......................     --          --         587           --              587
                                               ----     -------      ------        -----          -------
Balance at March 31, 1997 (unaudited).......   $845     $17,633      $2,431        $(149)         $20,760
                                               ====     =======      ======        =====          =======

           See Notes to Condensed Consolidated Financial Statements.

                          F.F.O. FINANCIAL GROUP, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                               1997        1996
                                                              -------    --------
                                                                  (UNAUDITED)
Cash flows from operating activities:
  Net income................................................  $   587    $     56
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Provision for loan losses..............................       --         150
     Net amortization of deferred loan fees.................       (3)         39
     Depreciation of premises and equipment.................      137         137
     Net (increase) decrease in trading securities..........   (3,589)      7,184
     Provision for deferred income taxes....................       --          16
     Proceeds from sales of loans held for sale.............    6,027       7,171
     Gain on sale of loans..................................      (54)        (43)
     Unrealized (gain) loss on loans held for sale..........      (84)        111
     (Increase) decrease in accrued interest receivable.....     (262)         64
     Decrease (increase) in other assets....................    1,062        (501)
     Decrease in accrued interest payable...................      (39)        (74)
     Increase in current income tax liability...............      351          --
     Increase in other liabilities and due to bank..........      734         245
                                                              -------    --------
          Net cash provided by operating activities.........    4,867      14,555
                                                              -------    --------
Cash flows from investing activities:
  Purchase of available-for-sale securities.................   (2,988)         --
  Proceeds from maturities of available-for-sale
     securities.............................................       --       2,000
  Principal repayments on available-for-sale securities.....      479         899
  Principal repayments on held-to-maturity securities.......      653         568
  Net increase in loans receivable..........................   (7,544)     (8,787)
  Proceeds from sales of foreclosed real estate.............       --         112
  Payments capitalized to foreclosed real estate............       --         (55)
  Net purchases of premises and equipment...................      (81)       (101)
                                                              -------    --------
          Net cash used in investing activities.............   (9,481)     (5,364)
                                                              -------    --------
Cash flows from financing activities:
  Net increase in demand, savings and NOW deposits..........    2,373          54
  Net (decrease) increase in time deposits..................   (3,628)     19,732
  Net proceeds from the sale of common stock................       36          --
  Net proceeds from (repayment of) Federal Home Loan Bank
     advances...............................................    2,000     (16,000)
  Net increase in advance payments by borrowers for taxes
     and insurance..........................................      811         613
                                                              -------    --------
          Net cash provided by financing activities.........    1,592       4,399
                                                              -------    --------
Net (decrease) increase in cash and cash equivalents........   (3,022)     13,590
Cash and cash equivalents at beginning of period............   17,965      10,426
                                                              -------    --------
Cash and cash equivalents at end of period..................  $14,943    $ 24,016
                                                              =======    ========

Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Income taxes...........................................  $    --    $     18
                                                              =======    ========
     Interest...............................................  $ 3,212    $  3,214
                                                              =======    ========
  Noncash investing and financing activities:
     Transfers of loans to foreclosed real estate...........  $   626    $    199
                                                              =======    ========
     Transfer of loans held for sale to loans receivable, at
      market................................................  $    --    $ 10,603
                                                              =======    ========


           See Notes to Condensed Consolidated Financial Statements.

                          F.F.O. FINANCIAL GROUP, INC.

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.  GENERAL.

     In the opinion of the management of F.F.O. Financial Group, Inc. (the "Company" or "F.F.O."), the accompanying condensed consolidated financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position at March 31, 1997, and the results of operations and cash flows for the three-month periods ended March 31, 1997 and 1996. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996. The results of operations for the three months ended March 31, 1997, are not necessarily indicative of the operating results to be anticipated for the full year.

     F.F.O. Financial Group, Inc. is a Florida corporation organized in 1988 as a unitary savings and loan holding company. The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, First Federal Savings and Loan Association of Osceola County (the "Association"), and the Association's wholly-owned subsidiary, Gulf American Financial Corporation, which is currently inactive. All significant intercompany transactions and accounts have been eliminated in consolidation.

2.  NET INCOME PER SHARE.

     Net income per share has been computed by dividing net income by the weighted average number of shares outstanding during the period. No adjustment has been made to give effect to the shares that would be outstanding, assuming the exercise of outstanding stock options, since the impact is deemed immaterial.

3.  LOAN IMPAIRMENT AND LOSSES.

     The following summarizes the amounts of impaired loans, as defined by Statements of Financial Accounting Standards No. 114 and 118 ("SFAS No. 114 and 118"), all of which were collateral-dependent, at March 31, 1997 and December 31, 1996, and the average net investment in impaired loans and interest income recognized and received on impaired loans during the three-month periods ended March 31, 1997 and 1996 (in thousands):

                                                              MARCH 31,    DECEMBER 31,
                                                                1997           1996
                                                              ---------    ------------
                                                              (UNAUDITED)
Loans identified as impaired:
  Gross loans with related allowance for credit losses
     recorded...............................................   $ 7,989       $ 8,256
  Less: Allowances on these loans...........................    (1,848)       (1,766)
                                                               -------       -------
Net investment in impaired loans............................   $ 6,141       $ 6,490
                                                               =======       =======

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
                                                                 (UNAUDITED)
Average investment in impaired loans........................   $6,316     $4,697
                                                               ======     ======
Interest income recognized on impaired loans................   $  130     $  118
                                                               ======     ======
Interest income received on impaired loans..................   $  130     $  118
                                                               ======     ======

     An analysis of the change in the allowance for loan losses follows (in thousands):

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
                                                                 (UNAUDITED)
Balance at January 1........................................   $5,613     $5,138
Provision for loan losses...................................       --        150
Loans charged-off, net of recoveries........................      (34)       (78)
                                                               ------     ------
Balance at March 31.........................................   $5,579     $5,210
                                                               ======     ======

4.  FORECLOSED REAL ESTATE.

     Activity in the allowance for losses on foreclosed real estate was as follows (in thousands):

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                              1997        1996
                                                              -----      -------
                                                                 (UNAUDITED)
Balance at January 1........................................   $158       $1,124
Recoveries, net of charge-offs..............................      5           51
                                                               ----       ------
Balance at March 31.........................................   $163       $1,175
                                                               ====       ======

5.  IMPACT OF NEW ACCOUNTING STANDARDS.

     In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"). That Statement provides accounting and reporting standards for transfers and servicing of financial assets as well as extinguishments of liabilities. The Statement also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The adoption of SFAS No. 125 had no significant effect on the Company's financial position at March 31, 1997 or results of operations for the three months then ended.

6.  PENDING MERGER.

     On April 14, 1997, the Company executed a definitive agreement to merge with Republic Bancshares, Inc. ("Republic"). Under the terms of the definitive agreement, Republic will exchange shares of its common stock for all of the outstanding shares of F.F.O.'s common stock at an exchange ratio of .29 share of Republic common stock for each share of F.F.O. common stock. The exchange ratio may be adjusted for decreases in Republic's stock price, but in no event will the exchange ratio exceed .30 share of Republic common stock for each share of F.F.O. common stock. F.F.O. has the right to terminate the transaction if Republic's stock price is less than $13.50 shortly before closing. Outstanding options for F.F.O.'s common stock will be converted into options for Republic common stock on the same terms. The transaction is expected to be completed in 1997, and is to be accounted for as a corporate reorganization under which the controlling shareholder's interest in F.F.O. will be carried forward at its historical cost while the minority interest in F.F.O. will be recorded at fair value. The proposed merger is subject to approval by the respective shareholders of F.F.O. and Republic, and approval by applicable regulatory authorities.

                          F.F.O. FINANCIAL GROUP, INC.

               REVIEW BY INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     Hacker, Johnson, Cohen & Grieb, the Company's independent certified public accountants, have made a limited review of the financial data as of March 31, 1997, and for the three-month periods ended March 31, 1997 and 1996 presented in this document, in accordance with standards established by the American Institute of Certified Public Accountants.

     Their report, furnished pursuant to Article 10 of Regulation S-X, is included herein.

          REPORT ON REVIEW BY INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Audit Committee of the Board of Directors
F.F.O. Financial Group, Inc.
St. Cloud, Florida:

     We have reviewed the condensed consolidated balance sheet of F.F.O. Financial Group, Inc. and Subsidiaries (the "Company") as of March 31, 1997, and the related condensed consolidated statements of income and cash flows for the three-month periods ended March 31, 1997 and 1996, and the condensed consolidated statement of stockholders' equity for the three-month period ended March 31, 1997. These financial statements are the responsibility of the Company's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles.

     We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet as of December 31, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended (not presented herein), and in our report dated February 11, 1997, except for Note 21, as to which the date was March 11, 1997, expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1996 is fairly stated in all material respects, in relation to the consolidated balance sheet from which it has been derived.

                                          HACKER, JOHNSON, COHEN & GRIEB

Orlando, Florida
April 17, 1997

================================================================================

No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Debentures and Shares offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of an offer to buy the Debentures and Shares by anyone in any jurisdiction in which such an offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                   -----------------

                   TABLE OF CONTENTS


                                                 Page
                                                 ----
Summary........................................   2
The Company and the Bank.......................   2
Risk Factors...................................   6
Use of Proceeds...............................    13
Plan of Distribution..........................    13
Price Range of Common Stock....................   14
Selling Securityholders........................   15
Capitalization.................................   17
Pro Forma Financial Data.......................   18
Selected Consolidated Financial Data...........   24
Management's Discussion and Analysis
  of Financial Condition and
  Results of Operations........................   27
Business.......................................   44
Management.....................................   64
Description of the Debentures..................   66
Description of Capital Stock...................   71
Certain Federal Income Tax
  Consequences.................................   72
Legal Matters..................................   74
Experts........................................   74
Available Information..........................   74
Incorporation of Certain Documents
  By Reference.................................   75
Index to Consolidated Financial
  Statements...................................   F-1

================================================================================


================================================================================

                                  $6,000,000

                          REPUBLIC BANCSHARES, INC.

                         6% Convertible Subordinated
                             Debentures due 2011

                         ---------------------------

                                  PROSPECTUS

                         ---------------------------

















                                July ___, 1997

================================================================================

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. --  Other Expenses of Issuance and Distribution.

      The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder.


Securities and Exchange Commission registration fee.........................................            $       *
                                                                                                         --------
Nasdaq National Market additional listing fee...............................................                    *
                                                                                                         --------
Printing and engraving expenses.............................................................                    *
Accounting fees and expenses................................................................                    *
Legal fees and expenses.....................................................................                    *
Blue Sky fees and expenses..................................................................                    *
Miscellaneous...............................................................................                    *
                                                                                                        ---------
      Total.................................................................................                    *
                                                                                                        =========

----------

*  To be filed by amendment.

ITEM 15. -- Indemnification of Directors and Officers.

      The Company is a Florida corporation. The Florida Business Corporation Act ("FBCA") provides that, in general, a business corporation may indemnify any person who is or was a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he is or was a director or officer of the corporation, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his conduct was unlawful. In the case of proceedings by or in the right of the corporation, the FBCA provides that, in general, a corporation may indemnify any person who was or is a party to any such proceeding by reason of the fact that he is or was a director or officer of the corporation against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim as to which such person is adjudged liable unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officers or directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the FBCA provides that the corporation is required to indemnify such officers or directors against expenses actually and reasonably incurred in connection therewith. However, the FBCA further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe it was unlawful; (ii) a transaction from which the director or officer derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the FBCA or the corporation's articles of incorporation; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. Article V of the Company's Bylaws provides that the Company shall indemnify any director, officer, employee or agent or any former director, officer, employee or agent to the full extent permitted by Florida law.

      The Company has purchased insurance with respect to, among other things, any liabilities that may arise under the statutory provisions referred to above.

ITEM 16. - Exhibits

      The following exhibits either are filed herewith or incorporated by reference to documents previously filed or will be filed by amendment, as indicated below:

  Exhibits     Description

        2.1    Agreement and Plan of Merger, dated April 14, 1997, by and between the Company and FFO (incorporated by reference from
               Exhibit 2 of the Company's Registration Statement on Form S-4,
               File No. 333-30317, dated June 30, 1997).
        2.2    Stock Purchase Agreement dated December 19, 1996, by and between the Company and Equity Holdings Limited (incorporated by
               reference from Exhibit 2.2 of the Company's Registration
               Statement on Form S-2, File Nos. 333-28213 and 333-28213-01.
        4.1    Form of Indenture with respect to the Debentures.*
        4.2    Form of Specimen Debenture (included in Exhibit 4.1).
        5.1    Opinion of Holland & Knight LLP regarding the Debentures.*
       12      Statement regarding computation of earnings to fixed charges.*
       23.1    Consent of Holland & Knight LLP (included in Exhibit 5.1).
       23.2    Consent of Arthur Andersen LLP.
       23.3    Consent of Hacker, Johnson, Cohen & Grieb.
       24      Power of Attorney (included with signature pages to this
               Registration Statement).
       25.1    Form T-1:  Statement of Eligibility of SouthTrust Bank of
               Florida, National Association to act as Trustee.*

-----------------------
*  To be filed by amendment.

ITEM 17. --  Undertakings.

      (a)  The undersigned registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effect amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

           (2) For the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona vide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (c)  The undersigned registrant hereby undertakes that:

           (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
      (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

           (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (d) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Tampa, State of Florida, on July 23, 1997.

                                          REPUBLIC BANCSHARES, INC.

                                          By:  /s/ John W. Sapanski
                                             -----------------------------------
                                               John W. Sapanski, Chairman of
                                               the Board of Directors, Chief
                                               Executive Officer, and President

                              POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John W. Sapanski and William R. Falzone and each of them acting alone, his true and lawful attorneys-in-fact and against, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                        TITLE                            DATE
                     ---------                                        -----                            ----
                                                           Chairman, Chief Executive Officer       July 23, 1997
               /s/  John W. Sapanski                       and Director (Principal Executive
-------------------------------------------------          Officer)
                 John W. Sapanski


              /s/ William R. Falzone                       Treasurer (Principal Financial and      July 23, 1997
-------------------------------------------------          Accounting Officer)
                William R. Falzone

                  /s/ Fred Hemmer                          Director                                July 23, 1997
-------------------------------------------------
                    Fred Hemmer


                     SIGNATURE                                        TITLE                            DATE
                     ---------                                        -----                            ----

                  /s/ Marla Hough                          Director                                July 23, 1997
-------------------------------------------------
                    Marla Hough

                                                           Director                                July 23, 1997
-------------------------------------------------
                 William R. Hough

                 /s/ Alfred T. May                         Director                                July 23, 1997
-------------------------------------------------
                   Alfred T. May

                                                           Director                                July 23, 1997
-------------------------------------------------
                William J. Morrison

                              INDEX TO EXHIBITS

  Exhibits     Description
        2.1    Agreement and Plan of Merger, dated April 14, 1997, by and between the Company and FFO (incorporated by reference from
               Exhibit 2 of the Company's Registration Statement on Form S-4,
               File No. 333-30317, dated June 30, 1997).
        2.2    Stock Purchase Agreement dated December 19, 1996, by and between the Company and Equity Holdings Limited (incorporated by
               reference from Exhibit 2.2 of the Company's Registration
               Statement on Form S-2, File Nos. 333-28213 and 333-28213-01.
        4.1    Form of Indenture with respect to the Debentures.*
        4.2    Form of Specimen Debenture (included in Exhibit 4.1).
        5.1    Opinion of Holland & Knight LLP regarding the Debentures.*
       12      Statement regarding computation of earnings to fixed charges.*
       23.1    Consent of Holland & Knight LLP (included in Exhibit 5.1).
       23.2    Consent of Arthur Andersen LLP.
       23.3    Consent of Hacker, Johnson, Cohen & Grieb.
       24      Power of Attorney (included with signature pages to this
               Registration Statement).
       25.1    Form T-1:  Statement of Eligibility of SouthTrust Bank of
               Florida, National Association to act as Trustee.*

-----------------------
*  To be filed by amendment.